   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 8, 1996
                                                      REGISTRATION NO. 333-1076
===============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                             AMENDMENT NO. 6
                                      TO
                                   FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                               ----------------
                          EXCEL COMMUNICATIONS, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

        DELAWARE                     4813                    75-2624939
     (STATE OR OTHER          (PRIMARY STANDARD           (I.R.S. EMPLOYER
     JURISDICTION OF             INDUSTRIAL              IDENTIFICATION NO.)
    INCORPORATION OR            CLASSIFICATION
      ORGANIZATION)             CODE NUMBER)

                          EXCEL COMMUNICATIONS, INC.
                          9101 LBJ FREEWAY, SUITE 800
                              DALLAS, TEXAS 75243
                                (214) 705-5500
                       (ADDRESS, INCLUDING ZIP CODE, AND
                    TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICE)

                               ----------------
                          J. CHRISTOPHER DANCE, ESQ.
                          EXCEL COMMUNICATIONS, INC.
                          9101 LBJ FREEWAY, SUITE 800
                              DALLAS, TEXAS 75243
                                (214) 705-5500
                      (NAME, ADDRESS, INCLUDING ZIP CODE,
                     AND TELEPHONE NUMBER, INCLUDING AREA
                          CODE, OF AGENT FOR SERVICE)

                               ----------------
                                WITH COPIES TO:
          SALLY A. SCHREIBER                J. KENNETH MENGES, JR., P.C.
        A. MICHAEL HAINSFURTHER                 AKIN, GUMP, STRAUSS,
           MUNSCH HARDT KOPF                    HAUER & FELD, L.L.P.
          HARR & DINAN, P.C.                      1700 PACIFIC AVE.
          4000 FOUNTAIN PLACE                        SUITE 4100
           1445 ROSS AVENUE                      DALLAS, TEXAS 75201
          DALLAS, TEXAS 75202                      (214) 969-2800
            (214) 855-7500

                               ----------------

       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

                               ----------------

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

===============================================================================

                           EXCEL COMMUNICATIONS, INC.

                               ----------------

                        CROSS REFERENCE SHEET FURNISHED
                           PURSUANT TO ITEM 501(B) OF
                               REGULATION S-K AND
                                    RULE 404

ITEM NUMBER AND HEADING IN FORM S-1      LOCATION IN PROSPECTUS
- -----------------------------------      ----------------------
 1.Forepart of the Registration
     Statement and Outside Front Cover
     Page of Prospectus................. Outside Front Cover Page of Prospectus
 2.Inside Front and Outside Back Cover
     Pages of Prospectus................ Inside Front and Outside Back Cover
                                         Pages of Prospectus
 3.Summary Information, Risk Factors,
     and Ratio of Earnings to Fixed
     Charges............................ Prospectus Summary; Risk Factors
 4.Use of Proceeds...................... Prospectus Summary; Use of Proceeds;
                                         Management's Discussion and Analysis
                                         of Financial Condition and Results of
                                         Operations
 5.Determination of Offering Price...... Outside Front Cover Page of
                                         Prospectus; Underwriting
 6.Dilution............................. Risk Factors; Dilution
 7.Selling Security Holders............. Principal and Selling Stockholders
 8.Plan of Distribution................. Outside Front Cover Page of
                                         Prospectus; Underwriting
 9.Description of Securities to be       Prospectus Summary; Dividend Policy;
     Registered......................... Capitalization; Description of Capital
                                         Stock; Shares Eligible for Future
                                         Sale; Underwriting
10.Interests of Named Experts and
     Counsel............................ *
11.Information with Respect to the       Outside Front Cover Page of
     Registrant......................... Prospectus; Additional Information;
                                         Prospectus Summary; Risk Factors; Use
                                         of Proceeds; Dividend Policy;
                                         Dilution; Capitalization; Selected
                                         Consolidated Financial Data;
                                         Management's Discussion and Analysis
                                         of Financial Condition and Results of
                                         Operations; Business; Management;
                                         Recent Developments and Certain
                                         Transactions; Principal and Selling
                                         Stockholders; Description of Capital
                                         Stock; Shares Eligible for Future
                                         Sale; Consolidated Financial
                                         Statements
12.Disclosure of Commission's Position
     on Indemnification for Securities
     Act Liabilities.................... *

- --------
* Omitted from the Prospectus because item is inapplicable or answer is in the negative.

                               EXPLANATORY NOTE

  This Registration Statement contains two forms of Prospectus: (i) one to be used in connection with an offering in the United States and Canada (the "U.S. Prospectus") and (ii) the other to be used in a concurrent offering outside the United States and Canada (the "International Prospectus"). The two prospectuses are identical in all material respects except for the front and back cover pages. The form of U.S. Prospectus is included herein and is followed by the alternate pages to be used in the International Prospectus. Each of the alternate pages for the International Prospectus included herein is labeled "Alternate Page for International Prospectus." Final forms of each Prospectus will be filed with the Securities and Exchange Commission (the "Commission") under Rule 424(b).

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION, OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 SUBJECT TO COMPLETION, DATED MAY 8, 1996

PROSPECTUS
      , 1996

                               10,000,000 SHARES

                                      LOGO
               [LOGO OF EXCEL COMMUNICATIONS, INC. APPEARS HERE]
                                  COMMON STOCK

  Of the 10,000,000 shares of Common Stock offered hereby, 8,300,000 shares are being sold by EXCEL Communications, Inc. ("EXCEL" or the "Company") and 1,700,000 shares are being sold by the Selling Stockholders. Of the 10,000,000 shares being offered hereby, 8,000,000 shares are initially being offered for sale in the United States and Canada by the U.S. Underwriters (the "U.S. Offering") and 2,000,000 shares are initially being offered for sale outside of the United States and Canada in a concurrent offering by the International Managers (the "International Offering" and, together with the U.S. Offering, the "Offering"), subject to transfers between the U.S. Underwriters and the International Managers. The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholders. See "Principal and Selling Stockholders."

  Prior to the Offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $13.00 and $15.00 per share. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. The initial public offering price and the aggregate underwriting discount per share will be identical for the U.S. and International Offerings.

  The Common Stock has been approved for listing on the New York Stock Exchange (the "NYSE") under the symbol "ECI," subject to notice of issuance.

  SEE "RISK FACTORS," BEGINNING ON PAGE 8, FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
 ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------
                                 PRICE   UNDERWRITING   PROCEEDS     PROCEEDS
                                 TO THE DISCOUNTS AND    TO THE   TO THE SELLING
                                 PUBLIC COMMISSIONS(1) COMPANY(2)  STOCKHOLDERS
- --------------------------------------------------------------------------------
Per Share.......................  $          $            $            $
Total(3)........................  $          $            $            $
- --------------------------------------------------------------------------------

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."
(2) Before deducting expenses estimated at $2,400,000, payable by the Company.
(3) The Company has granted the U.S. Underwriters a 30-day option to purchase up to 1,500,000 additional shares of Common Stock on the same terms as set forth above, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to the Public, Underwriting Discounts
    and Commissions, and Proceeds to the Company will be $   , $   , and $   ,
    respectively. See "Underwriting."

  The shares offered hereby are being offered by the several U.S. Underwriters, subject to prior sale, when, as, and if delivered to and accepted by them and subject to various prior conditions, including their right to reject any order in whole or in part. It is expected that delivery of the shares will be made in
New York, New York, on or about      , 1996.

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

  IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS THAT STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET, OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                            ADDITIONAL INFORMATION

  The Company has not previously been subject to the reporting requirements of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement (which term shall include any amendments thereto) on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement, including the exhibits and schedules thereto, copies of which may be examined without charge at the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549 and the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, 14th Floor, Chicago, Illinois 60661-2511. Copies of such materials may be obtained from the Public Reference Section of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at its public reference facilities in New York, New York, and Chicago, Illinois, at prescribed rates. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each statement being qualified in all respects by such reference.

  Immediately following the Offering, the Company will become subject to the periodic reporting and other informational requirements of the Exchange Act. As long as the Company is subject to such periodic reporting and information requirements, it will file with the Commission all reports, proxy statements, and other information required thereby. The Company intends to furnish holders of the Common Stock with annual reports containing financial statements audited by an independent certified public accounting firm and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year.

  The Company owns the federally-registered service mark "EXCEL" for long distance telecommunications. This Prospectus includes product names and other trade names and trademarks of the Company and of other companies.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information, including "Risk Factors," and the Consolidated Financial Statements and related Notes appearing elsewhere in this Prospectus. Unless otherwise indicated, all information contained in this Prospectus (i) assumes that the U.S. Underwriters' over-allotment option will not be exercised and
(ii) reflects the consummation of the Reorganization (as defined and described in "Recent Developments and Certain Transactions") in January 1996 pursuant to which, among other things, EXCEL Telecommunications, Inc. (which, prior to the Reorganization, conducted all of the business and operations of the Company) formed, and subsequently became an indirect wholly owned subsidiary of, EXCEL Communications, Inc. and, in connection therewith, the former shareholders of EXCEL Telecommunications, Inc. became stockholders of EXCEL Communications, Inc., receiving 1,000 shares of Common Stock for each share of common stock held by them in EXCEL Telecommunications, Inc. Currently, EXCEL Communications, Inc. conducts all of its business and operations through its subsidiaries and, unless the context indicates otherwise, all references to the Company or EXCEL refer to EXCEL Communications, Inc. and include its direct and indirect subsidiaries and predecessors, including its post-Reorganization second-tier subsidiary, EXCEL Telecommunications, Inc.

                                  THE COMPANY

  EXCEL is one of the fastest growing providers of long distance telecommunications services in the United States. At March 31, 1996, the Company provided service to approximately 3.1 million residential and small business subscribers and believes that, based upon domestic residential long distance revenues, it ranks fourth after AT&T Corp. ("AT&T"), MCI Communications Corporation ("MCI"), and Sprint Corporation ("Sprint"). The Company markets its long distance service through a multi-level network marketing system of independent representatives ("IRs"), which has contributed to its significant growth since January 1, 1993. The Company also believes that its network marketing approach provides it with lower net marketing expenses than many of its competitors. The Company's revenues were $30.8 million for 1993, $152.2 million for 1994, $506.7 million for 1995, and $280.8 million for the three months ended March 31, 1996, while net income was $2.4, $15.9, $44.4, and $34.0 million, respectively, for the same periods. The Company's pricing structure is regularly reviewed so that subscribers of the Company's long distance service generally pay less than they would for AT&T, MCI, or Sprint long distance service. In addition, the Company currently provides value-added services to its subscribers, such as calling cards, 800 service, and international telecommunications service. The Company intends to provide nationwide paging services beginning in the third quarter of 1996.

  According to a 1995 Federal Communications Commission ("FCC") report, revenues of the U.S. long distance telecommunications industry were approximately $67 billion in 1994. The industry is highly competitive and is dominated by four carriers, AT&T, MCI, Sprint, and WorldCom, Inc. ("WorldCom"), which together in 1994 accounted for approximately 88% of the overall market according to such 1995 FCC report. Moreover, according to such 1995 FCC report, while industry revenues grew at a compound annual rate of over 5% during the period from 1989 through 1994, the revenues of all carriers other than AT&T, MCI, Sprint, and WorldCom grew in the aggregate at an annual compound rate of over 16% during the same period.

  The Company's strategy has been to build a subscriber base without committing capital or management resources to construct its own network and transmission facilities. This strategy has allowed the Company to add subscribers without being limited by the capacity, geographic coverage, or configuration of any particular network that the Company might have developed. In 1990, the Company contracted with Frontier Communications Services, Inc. ("Frontier") (successor to Allnet Communication Services, Inc.) to provide switching services and network transmission of its subscribers' traffic, which has allowed the Company to pursue this strategy. As the volume of the Company's traffic has reached sufficient levels in certain markets, the Company now intends to seek other providers of long distance service and to develop its own long distance network, which may include the acquisition or leasing of its own telecommunications call switching equipment ("switches") and dedicated transmission lines, in those markets to reduce its dependence upon Frontier, provide additional services to its subscribers, and reduce expenses associated with the transmission of long distance calls.

  The Company's services are marketed nationwide exclusively through a network of IRs. The Company encourages IRs to enroll subscribers with whom the IRs have an ongoing relationship as a result of being a family member, friend, business associate, neighbor, or otherwise. This network marketing system has been selected by the Company because the Company believes it reduces net marketing costs, subscriber acquisition costs, and subscriber attrition. The Company believes that subscribers will be more likely to remain with the Company because they have been enrolled with the Company by someone with whom they have an ongoing relationship. The Company also believes that its network marketing system will continue to build a base of potential subscribers for additional services and products. The Company does not require a person to be an IR in order to be a subscriber, and less than 25% of the Company's subscribers are IRs. The Company's network marketing system is particularly attractive to potential IRs because of the potential for supplemental income and because the IRs are not required to purchase any inventory, have no monthly sales quotas or account collection issues, have minimal paperwork, and have a flexible work schedule. While other long distance carriers such as MCI and LCI International, Inc. ("LCI") market their long distance and paging services through network marketing alliances as part of their marketing strategy, EXCEL utilizes this marketing channel exclusively. The Company believes that because of its focus on the structuring, management, and control of the network marketing program, it has the information and the organizational structure to modify marketing and training programs for the IRs to respond to market changes and maintain the brand allegiance of the IRs. The Company believes that this focus has contributed to the Company's growth and the Company's ability to obtain and maintain IRs who are available and motivated to sell additional communications products.

  All IR compensation is paid directly by the Company and is based on the acquisition of subscribers and their long distance usage. IRs receive subscriber acquisition commissions only after, among other things, subscribers sign up for the Company's long distance service. IRs receive commissions on the long distance usage of subscribers who they have personally signed up and subscriber acquisition commissions and long distance usage commissions for subscribers signed up by certain other IRs they have recruited directly themselves or indirectly, as in the case of subscribers recruited by other IRs in their downline. The maximum aggregate subscriber acquisition commissions the Company may be required to pay for any new subscriber are approximately $95, but averaged $46.08 for the year ended December 31, 1995 and $48.44 for the three months ended March 31, 1996. The maximum aggregate long distance usage commissions the Company may be required to pay for a single subscriber from such subscriber's long distance usage are 9.75%, but averaged 6.62% for the year ended December 31, 1995 and 6.65% for the three months ended March 31, 1996.

  The Company offers its subscribers a variety of long distance services and products, which include residential service, commercial service, 800 service, international services, and calling cards. The Company intends to provide nationwide paging services beginning in the third quarter of 1996. The Company believes that controlling the subscriber base through the process of initiating service, customer care, and billing, as well as the maintenance and improvement of service, is key to achieving its long term goals. In that regard, the Company (i) provisions its subscribers directly to the local exchange carriers ("LECs"), (ii) communicates and manages subscriber status with long distance carriers and the LECs via electronic interface, (iii) collects call records from long distance carriers on a daily basis and rates and processes and bills the calls within 24 hours of their occurrence, (iv) operates call centers where advisors utilize automated systems to answer subscriber questions and provide support services to the IRs, and (v) is in the process of migrating its subscribers to the Company's own carrier identification code rather than that of the underlying carrier. As of March 31, 1996, the Company employed approximately 1,500 employees at its Dallas, Texas headquarters to, among other things, support these long distance back office and corporate functions and to provide customer care for its subscribers and support services for the IRs.

  The Company offers its network of IRs a number of support services in order to aid their success. These include accounting reports regarding their IR organizations, which are currently provided in both a monthly printed format and daily on an automated dial-in interactive voice response system and which the Company intends to provide in the near future on an Internet home page. In addition, the Company provides extensive training, information, and motivational support to the IR network through (i) its nationwide training organization, (ii) monthly newsletters, (iii) a satellite television broadcast four times per week over its Excelevision(TM) network, and (iv) regional rallies.

  The Company's goal is to be a provider of a wide range of communications products and services. The Company intends to increase revenues from each subscriber, increase the retention of subscribers, and provide additional revenue opportunities for its IR network. The Company intends to achieve this goal by pursuing the following strategy:

  . Maintain and Expand its Subscriber Base by continuing to offer high quality, competitively-priced products and superior customer care through a highly motivated and growing network of IRs.

  . Improve and Expand its Core Product Line by continuing to evaluate and negotiate with long distance carriers for products that offer the latest technology, a high level of quality, and prices that reflect the purchasing power of the Company's substantial subscriber base. The Company also intends to develop its own long distance network, which may include, among other things, acquiring or leasing switches and dedicated transmission lines, and intends to provide enhanced, value-added long distance products.

  . Offer Additional Communications Products by entering into agreements for the resale of additional communications products and services that meet the expanding needs of its subscribers, which may include, among others, paging, wireless cable, home security monitoring and communication, cellular phone service, local phone service, and Internet access. In March 1996, the Company entered into an agreement with PageMart, Inc. ("PageMart") to provide for the nationwide resale of paging products and services to the Company's subscribers, including two-way paging services (also known as narrowband personal communications services ("Narrowband PCS")) when they become available to PageMart's customers. The Company also intends to make strategic acquisitions to expand its product line.

  . Grow and Develop its Network of Independent Representatives by enhancing the recruiting and training services offered to IRs, continuing to support the marketing efforts of IRs, and introducing new income opportunities for IRs.

  The Company was formed in December 1988 and commenced operations in 1989. The Company's principal executive office is located at 9101 LBJ Freeway, Suite 800, Dallas, Texas 75243, and its telephone number is (214) 705-5500.

                                  THE OFFERING

Common Stock Offered

  By the Company
    U.S. Offering..................   6,640,000 shares
    International Offering.........   1,660,000 shares
                                    ------------------
      Total........................   8,300,000 shares
  By the Selling Stockholders
    U.S. Offering..................   1,360,000 shares
    International Offering.........     340,000 shares
                                    ------------------
      Total........................   1,700,000 shares
Common Stock to be outstanding af-
 ter the Offering.................. 107,300,000 shares(1)
Use of proceeds.................... Development and/or acquisition of a long distance network, corporate facilities, and
                                    information systems; and for general
                                    corporate purposes, including working
                                    capital and possible acquisitions. See "Use
                                    of Proceeds."
Proposed NYSE symbol............... "ECI"

- --------------------
(1) Excludes 8,910,000 shares of Common Stock reserved for issuance pursuant to the 1995 Stock Option Plan (as defined herein), of which 5,127,325 shares will be issuable upon exercise of stock options previously granted (none of which are vested or exercisable as of the date of this Prospectus). See "Business -- Legal Matters" and "Management -- Benefit Plans."

                                  RISK FACTORS

  Prospective purchasers of the Common Stock should carefully consider the matters set forth herein under "Risk Factors," as well as the other information set forth in this Prospectus.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

                                                                                      THREE MONTHS ENDED
                                         YEARS ENDED DECEMBER 31,                          MARCH 31,
                               ----------------------------------------------------  ----------------------
                                1991       1992        1993      1994       1995       1995        1996
                                      (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Communication services.....  $17,857    $20,670    $ 24,198  $108,819  $  363,301  $ 51,015    $205,274
  Marketing services(1)......    3,419      3,497       6,650    43,339     143,397    17,724      75,516
                               -------    -------    --------  --------  ----------  --------   ---------
Total revenues...............   21,276     24,167      30,848   152,158     506,698    68,739     280,790
                               -------    -------    --------  --------  ----------  --------   ---------
Operating expenses:
  Communication..............   12,964     13,264      13,761    58,925     209,995    29,366     113,514
  Marketing services(2)......    4,472      5,255       7,730    46,724     147,476    21,265      76,940
  General and administrative.    4,232      5,866       5,811    19,779      71,514     9,310      36,941
                               -------    -------    --------  --------  ----------  --------   ---------
Total operating expenses.....   21,668     24,385      27,302   125,428     428,985    59,941     227,395
                               -------    -------    --------  --------  ----------  --------   ---------
Operating income.............     (392)      (218)      3,546    26,730      77,713     8,798      53,395
Other income (expense):
  Interest expense...........      --         (74)        (75)     (295)       (593)     (188)        (52)
  Income (losses) from joint
   venture...................      --         --          --        --       (6,248)     (345)      1,041
  Other......................      --         --           24        83         467        55         503
                               -------    -------    --------  --------  ----------  --------   ---------
Income (loss) before income
 taxes.......................     (392)      (292)      3,495    26,518      71,339     8,320      54,887
Provision (benefit) for
 income taxes................      (11)        17       1,126    10,648      26,893     3,136      20,901
                               -------    -------    --------  --------  ----------  --------   ---------
Net income (loss)............  $  (381)   $  (309)   $  2,369  $ 15,870  $   44,446  $  5,184   $  33,986
                               =======    =======    ========  ========  ==========  ========   =========
Net income per share(3)......  $    --    $    --    $   0.03  $   0.18  $     0.46  $   0.05   $    0.34
                               =======    =======    ========  ========  ==========  ========   =========
SUPPLEMENTAL OPERATING DATA:
Long distance minutes of
 usage (in 000's)(4).........      N/A(5)  99,592     118,357   544,552   2,101,240   269,882   1,227,713
Weighted average long
 distance revenue per minute
 of usage(6).................      N/A(5) $ 0.208    $  0.204  $  0.200  $    0.173  $  0.189   $   0.167
Weighted average
 communication charges per
 minute of usage(7)..........      N/A(5) $ 0.133    $  0.116  $  0.108  $    0.100  $  0.109   $   0.092
Number of applications from
 new independent
 representatives (IRs).......      N/A(5)     N/A(5)   28,067   156,275     461,158    53,534     245,965
                                            AS OF DECEMBER 31,                       AS OF MARCH 31, 1996
                               ----------------------------------------------------  ----------------------
                                1991       1992        1993      1994       1995      ACTUAL   PRO FORMA(8)
                                                         (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital..............  $  (328)   $  (648)   $   (186) $  7,134  $    1,071  $ 20,926    $127,364
Property and equipment, net..      707        597         662     2,476       8,560    18,179      18,179
Total assets.................    3,536      2,604       9,058    59,412     203,581   301,859     408,297
Long-term obligations, net of
 current maturities..........      494        420         313     3,369         345       286         286
Stockholders' equity
 (deficit)...................      (27)      (336)      1,995    13,635      37,708    73,128     179,566

- --------------------
 (1) Revenues from marketing services include the effect of deferring a portion of the cash received during each period and amortizing the deferred revenues over 12 months. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 1 to the Consolidated Financial Statements.
 (2) Marketing services cost includes the effect of capitalizing the portion of commissions paid for acquisition of new subscribers and amortizing the capitalized costs over 12 months. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 1 to the Consolidated Financial Statements.
 (3) See Note 2 to the Consolidated Financial Statements for an explanation of the number of shares used in computing net income per share.
 (4) Long distance minutes of usage represent minutes billable to subscribers during the period.
 (5) Information is not available.
 (6) Weighted average long distance revenue per minute of usage equals revenues for calls billed to subscribers for domestic interstate and intrastate service, 800 service, calling cards, service charges, and international calls divided by the aggregate minutes of usage.
 (7) Weighted average communication charges per minute of usage equal the cost to purchase all long distance services sold to the Company's subscribers divided by the aggregate minutes of usage.
 (8) The pro forma balance sheet information reflects the sale of the shares offered hereby (at an assumed initial public offering price of $14.00 per share (the midpoint of the currently anticipated range of the initial public offering price)) and the application of the estimated net proceeds therefrom as if the Offering had occurred at March 31, 1996. See "Capitalization."

                                 RISK FACTORS

  Before purchasing any shares of Common Stock offered by this Prospectus, prospective investors should carefully consider the following factors relating to the Company and the Offering, together with the other information and financial data appearing elsewhere in this Prospectus.

ABILITY TO MANAGE GROWTH

  The Company's officers have had limited experience in managing companies as large and as rapidly growing as the Company. The Company's strategy of continuing its growth and expansion will place additional demands upon the Company's current management and other resources and will require additional long distance capacity, as well as additional working capital, information systems, and management, operational, and other financial resources. The continued growth of the Company will depend on various factors, including, among others, federal and state regulation of the telecommunications industry, competition, the capacity of the Company's long distance carriers, and the feasibility of the Company developing its own long distance network. Not all of the foregoing factors are within the control of the Company. The Company's ability to manage growth successfully will require the Company to continue to enhance its operational, management, financial, and information systems and controls. No assurance can be given that the Company will be able to manage its expanding operations and, if the Company's management is unable to manage growth effectively, the Company's business, operating results, and financial condition could be materially adversely affected. Furthermore, there can be no assurance that the growth experienced by the Company in the past will continue. See "Business--Company Strategy," "--Marketing," "--Information Systems," "--Suppliers," and "--Employees" and "Management."

DEPENDENCE ON INDEPENDENT REPRESENTATIVES AND LEGAL ACTION BY CERTAIN IRS

  The Company's success depends in significant part upon its ability to attract, maintain, and motivate a large base of IRs, who, in turn, recruit subscribers for the Company's products and services. Significant turnover among IRs from year to year, which the Company believes is typical of direct selling, requires the sponsoring of new IRs by existing IRs in order to maintain or increase the overall IR force. For the year ended December 31, 1995, the Company experienced an attrition rate of approximately 22% for IRs (which, using the method of measuring attrition used by the Direct Selling Association, is calculated by dividing the number of IRs who leave the IR network during the year by the sum of the IRs at the beginning of the year plus the new IRs who sign up during the year). During the year ended December 31, 1995, 86% of the IRs who had a subscription for the Company's management services program, and whose annual renewals were due in 1995, elected not to renew. Activities of the IRs in obtaining new subscribers are particularly impacted by changes in the level of IR motivation, which in turn can be positively or negatively affected by general economic conditions, modifications in the commission and training fees and in the Company's marketing plan, and a number of intangible factors. The Company's ability to attract IRs could be negatively affected by adverse publicity relating to the Company or its services or its operations, including its network marketing system. The Company has been the subject of various newspaper articles from time to time criticizing the Company's business practices or the sales activities of certain IRs who have made statements about the earnings potential of being an IR in violation of the Company's policies and procedures. Because of the number of factors that impact the recruiting of IRs, the Company cannot predict when or to what extent such increases or decreases in the level of IR retention will occur. In addition, the number of IRs as a percentage of the population may reach levels that become difficult to exceed due to the finite number of persons inclined to pursue an independent direct selling business opportunity. There can be no assurance that the number or productivity of IRs will be sustained at current levels or will increase in the future.

  A group of IRs, including one IR who has been one of the Company's top ten highest earning representatives for the last six months, recently sued the Company and others, claiming defamation, unfair competition, and interference with contractual relationships for which they seek actual and punitive damages of $405 million. The Company denies the allegations, is vigorously defending the litigation, and believes the ultimate outcome thereof will not have a material adverse effect upon the Company's results of operations or financial position. However, an unfavorable outcome in this matter could have a material adverse effect upon the Company's results of operations or financial position.

  The Company is subject to competition in the recruiting of IRs from other network marketing organizations, including those that market long distance services, health products, cosmetics, and food and dietary supplements, such as American Communications Network ("ACN"), Amway Corporation ("Amway"), TDG Communications ("TDG"), BeautiControl Cosmetics, Inc., Herbalife International, Inc., and Mary Kay, Inc. ACN representatives sell long distance service for LCI and other long-distance carriers, Amway distributors sell "1-plus" long distance service for MCI, and TDG sells MCI Paging Services and the MCI VNet Calling Card. See "Business--Company Strategy," "--Marketing," "-- Regulation," and "--Legal Matters."

REGULATION AND MANAGEMENT OF INDEPENDENT REPRESENTATIVES

  Because the IRs are classified as independent contractors, and not as employees of the Company, the Company is unable to provide them the same level of direction and oversight as Company employees. While the Company has policies and rules in place governing the conduct of the IRs and periodically reviews the sales tactics of the IRs, it is difficult to enforce such policies and rules for the IRs. Violations of these policies and rules reflect negatively on the Company and have led to informal complaints by various federal and state regulatory authorities. The Company, like other long distance carriers, has been subject to complaints before the FCC and state public utility commissions regarding the unauthorized switching of subscribers' long distance carriers (also known in the industry as "slamming"). In addition, informal complaints regarding IR misrepresentations and subscriber billing issues have been filed from time to time with state attorney general offices, state public utility commissions, and the FCC. These offices from time to time contact the Company and meet with representatives of the Company to review the activities of the Company and the IRs in their respective states, although such agencies never approve or endorse any company's business practices. These reviews have been combined in at least one state with the Company's application for approval of the Reorganization. Additional informal complaints by federal and state regulatory authorities may occur again in the future and could have a material adverse effect on the Company's results of operations.

  The Company's network marketing system is or may be subject to or affected by extensive government regulation, including, without limitation, federal and state regulation of the offer and sale of business franchises, business opportunities, and securities. Various governmental agencies monitor direct selling activities, and the Company has occasionally been requested to supply information regarding its marketing plan to certain of such agencies. Although the Company believes that its network marketing system is in substantial compliance with the laws and regulations relating to direct selling activities, there is no assurance that legislation and regulations adopted in particular jurisdictions in the future will not adversely affect the Company's operations. The Company also could be found to be in non-compliance with existing statutes or regulations as a result of, among other things, misconduct by IRs, who are independent contractors over whom the Company has limited control, the ambiguous nature of certain of the regulations, and the considerable interpretive and enforcement discretion given to regulators. Any assertion or determination that the Company or the IRs are not in compliance with existing statutes or regulations could have a material adverse effect on the Company. Furthermore, an adverse determination by any one state could influence the decisions of regulatory authorities in other jurisdictions. See "Business--Marketing" and "--Regulation."

COMPETITION

  The U.S. long distance telecommunications industry is highly competitive and significantly influenced by the marketing and pricing practices of the major industry participants. AT&T, MCI, Sprint, and WorldCom are the dominant competitors in the domestic long distance telecommunications industry. AT&T, MCI, Sprint, and WorldCom are significantly larger than the Company and have substantially greater resources. According to a 1995 FCC report, AT&T, MCI, Sprint, and WorldCom accounted for approximately 56%, 17%, 10%, and 5%, respectively, of total domestic long distance revenue for calendar year 1994. The Company competes with other national and regional long distance carriers in addition to AT&T, MCI, Sprint, and WorldCom. These competitors employ various means to attract new subscribers, including television and other advertising campaigns, telemarketing programs, network marketing, and cash payments and other incentives to new subscribers. The Company's ability to compete effectively with other carriers depends upon, among other factors, its continued ability to provide high quality services at competitive prices, and there can be no assurance that the Company will be able to compete successfully in the future in these markets.

  The evolving regulatory environment of the U.S. long distance telecommunications industry significantly influences the Company's ability to compete. LECs are currently responsible for call origination (carrying the subscriber's call on the local network from the subscriber's location to the long distance network of the long distance carrier, such as AT&T, selected by the subscriber to carry the call) and call termination (carrying the call off the long distance carrier's network onto a local network to the call's destination). On February 1, 1996, the U.S. House of Representatives and the U.S. Senate passed the Telecommunications Act of 1996 (the "1996 Telecommunications Act"), which is intended to introduce additional competition to the U.S. telecommunications market. The legislation was signed into law on February 8, 1996 by President Clinton. Among other things, the legislation contains special provisions that eliminate the AT&T Decree (as defined herein) and the GTE Decree (as defined herein), which previously restricted the Bell Operating Companies ("BOCs") and the GTE Operating Companies ("GTOCs"), respectively, from providing long distance services and engaging in telecommunications equipment manufacturing.

  As of February 8, 1996, the date of enactment of the 1996 Telecommunications Act, the previous prohibitions on BOC provision of inter-LATA (a LATA is also known as a Local Access and Transport Area) long distance service outside of those markets in which they provide local exchange service (referred to as "out-of-region" long distance service) have been eliminated. The BOCs will be permitted to provide out-of-region long distance service upon receipt of any necessary state and/or federal regulatory approvals that are otherwise applicable to the provision of intrastate and/or interstate long distance service. The BOCs also will be able to provide long distance service within the regions in which they also provide local exchange service (referred to as "in-region" service) upon specific FCC approval and upon satisfying other conditions, including a checklist of interconnection and other requirements on LECs. The GTOCs are permitted to enter the long distance market as of the date of enactment without regard to limitations by region, although the necessary state and/or federal regulatory approvals that are otherwise applicable to the provision of intrastate and/or interstate long distance service will need to be obtained, and the GTOCs are subject to the provisions of the 1996 Telecommunications Act that impose interconnection and other requirements on LECs.

  It is unknown at this time what impact the 1996 Telecommunications Act will have on the Company. Depending on the exact nature and timing of GTOC and BOC out-of-region and in-region entry into the long distance market, such entry could have a material adverse effect upon the Company's results of operations. Certain of the BOCs have already taken steps to provide out-of-region long distance services, and it is expected by the Company that most or all of the other BOCs will file applications for out-of-region long distance service. See "Business--Statutory and Regulatory Changes."

  In November 1995, the FCC terminated AT&T's status as a "dominant" carrier for certain domestic services, including residential and small business long distance services, which may make it easier for AT&T to compete directly with the Company for long distance subscribers. However, the new legislation limits AT&T and other long distance carriers serving more than five percent of the nation's presubscribed access lines from packaging their long distance services with local services provided over BOC facilities. In addition, AT&T has recently announced a restructuring of its business and a downsizing of its labor force. Because these events have only recently occurred, the impact, if any, on the Company has not been determined.

  Telecommunication companies compete for subscribers based on price, among other things, with major long distance carriers conducting extensive advertising campaigns to capture market share. There can be no assurance that a decrease in the rates charged for communications services by the major long distance carriers or other competitors, whether caused by general competitive pressures or the entry of the BOCs, GTOCs, and other LECs into the long distance market, would not have a material adverse effect on the Company's business, operating results, and financial condition.

RELATIONSHIP WITH CARRIERS

  The Company does not currently own a long distance network. As a result, the Company depends primarily on Frontier and Switched Services Communications, L.L.C. ("SSC") for the transmission of subscriber phone calls and is currently seeking agreements with other carriers in selected markets, including MCI and WorldCom, although no assurance can be given as to whether such agreements will be entered into or the terms that they would contain. Although the Company believes that its relations with its carriers are strong, the termination of any of the Company's contracts with its carriers or a reduction in the quality of their services could have a material adverse effect on the Company's results of operations. In addition, the accurate and prompt billing of the Company's subscribers is dependent upon the timeliness and accuracy of call detail records provided by the carriers upon which the Company bases its subscriber billings. There can be no assurance that the current carriers will continue to provide or that new carriers will provide accurate information on a timely basis, the failure of which could have a material adverse effect on the Company's results of operations. Although SSC is currently providing quality service, SSC does not have experience handling large volumes of switched long distance traffic, and there can be no assurance as to the quality of the service that the Company will receive from SSC. In the event that either Frontier or SSC (but not both) are unable to handle the growth in subscriber long distance usage, the Company could transfer such traffic to the carrier that had sufficient capacity. In the event that both carriers reach their maximum capacity, then the Company would be required to use another carrier, which could be the Company's own network. In such event or in the event the Company otherwise elects to use other carriers, the cost paid for such long distance services may exceed that paid under the SSC or Frontier contracts, which could have a material adverse effect on the Company's results of operations.

  The Frontier contract, which expires on April 30, 1998, provides that the Company will maintain a monthly minimum of 100 million minutes of usage on the Frontier network, subject to certain reductions. The Company also has a monthly minimum commitment of 70 million minutes of usage to SSC for a term of five years, subject to early expiration if certain conditions are not met. For the month of March 1996, the Company used approximately 435 million minutes. The requirement of the Company to purchase these monthly minimums could, in the event the Company has substantial reduction from the current subscriber usage level, have a material effect on the Company's results of operations. Such minimum minutes of usage may be more difficult to maintain if new carriers are utilized by the Company and the Company could be subject to additional minimum commitments with such new carriers.

  The Frontier contract provides that Frontier may increase the rates that it charges the Company on a LATA-by-LATA basis upon a showing that access charges have increased in such LATA or that Frontier's price to the Company is below its cost. Frontier must provide the Company with 120 days notice of any such price increase, and no price increase may be effective prior to September 1, 1996. In the event the Company receives notice of a price increase from Frontier, the Company has the ability upon 90 days notice to Frontier to route its long distance traffic in such LATA to another carrier; however, there is no assurance that any other carrier will provide rates as favorable as those previously provided by Frontier. On May 2, 1996, the Company received a notice of a price increase to be effective on September 1, 1996 from Frontier for approximately 30% of its LATAs and may receive additional notices in the future for other LATAs. The Company is seeking agreements to route its long distance traffic in the LATAs covered by the notice and in other LATAs to other carriers and believes that it will be able to obtain rates as favorable as those rates previously charged by Frontier for such areas, although no assurance can be given that such agreements will be entered into or regarding the terms that such agreements will contain. The Frontier contract provides that if such affected long distance traffic is moved to another carrier as a result of such price increase, the monthly minimum commitment of 100 million minutes to Frontier will be reduced proportionately. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Suppliers."

DEPENDENCE ON KEY PERSONNEL

  The Company believes that its continued success will depend to a significant extent upon the abilities and continued efforts of its senior management, particularly Kenny A. Troutt, its Chairman, Chief Executive Officer, and President. The Company does not have employment agreements with any of its employees, other than Mr. Troutt, and does not maintain key man life insurance on Mr. Troutt or any of its other employees. Many of the Company's executive officers and other key employees have only recently joined the Company. The loss of the services of any of such individuals could have a material adverse effect on the Company's results of operations. The success of the Company will also depend, in part, upon the Company's ability to find, hire, and retain additional key management personnel who are also being sought by other businesses. The inability to find, hire, and retain such personnel could have a material adverse effect upon the Company's results of operations. See "Management--Executive Officers and Directors."

SUBSCRIBER ATTRITION

  The Company believes that a high level of subscriber attrition is a characteristic of the domestic residential long distance industry. Attrition is attributable to a variety of factors, including the termination of subscribers by the Company for non-payment and the initiatives of existing and new competitors as they engage in, among other things, national advertising campaigns, telemarketing programs, and the issuance of cash or other forms of incentives. The Company's average monthly subscriber attrition rate (which is the number of subscribers from whom revenue for long distance service has terminated during a month expressed as a percentage of the total number of subscribers at the beginning of the month) was approximately 4% per month for the year ended December 31, 1995. Such attrition rate could have a material adverse effect upon the Company's results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

REGULATION OF LONG DISTANCE TELEPHONE SERVICES

  The Company is currently subject to federal and state government regulation of its long distance telephone services. The Company is regulated at the federal level by the FCC and is required to maintain both domestic and international tariffs for its services containing the currently effective rates, terms, and conditions of service. The FCC has proposed, however, to eliminate the tariffing requirement for domestic interstate non-dominant carriers. In addition, the Company is required to maintain a certificate, issued by the FCC, in connection with its international services. The intrastate long distance telecommunications operations of the Company are also subject to various state laws and regulations, including prior certification, notification, or registration requirements. The Company generally must obtain and maintain certificates of public convenience and necessity from regulatory authorities in most states in which it offers service. In most of these jurisdictions, the Company must file and obtain prior regulatory approval of tariffs for intrastate services. In addition, the Company must update or amend the tariffs and, in some cases, the certificates of public convenience and necessity when rates are adjusted or new products are added to the long distance services offered by the Company. The FCC and numerous state agencies also impose prior approval requirements on transfers of control, including pro forma transfers of control and corporate reorganizations, and assignments of regulatory authorizations. As a result, the Company has filed notices and/or applications for approval of the Reorganization. In certain state jurisdictions, the Company has sought approval retroactively for certain transactions involving the Reorganization. While the Company expects to receive all such approvals that have been requested and believes that it is otherwise in compliance with the applicable state and federal regulations governing telecommunications service, there can be no assurance that the FCC or the regulatory authorities in one or more states will not raise material issues with regard to the Company's compliance with applicable regulations, including transfer, stock issuance, and similar regulations, or that regulatory activities will not have a material adverse effect on the Company's results of operations. See "Business--Regulation."

  The Company has been the subject of complaints before both the FCC and state public utilities commissions regarding the unauthorized switching of subscribers' long distance carriers, also known in the industry as "slamming," and regarding subscriber liability for billed calls for which the subscriber denies responsibility and other billing issues. The FCC has made a preliminary finding that the Company engaged in two alleged slamming incidents, which occured in August 1994, and for which the FCC assessed proposed fines against the Company in the aggregate amount of $80,000. This finding is not a final order, and the Company has filed a timely response with the FCC in which facts were presented that, in the Company's view, justify rescinding in its entirety or reducing the proposed penalty. The Company's response is still pending, and the FCC has not issued a final decision. Additional complaints regarding unauthorized switching, subscriber liability for billed calls for which the subscriber denies responsibility, and other billing issues have been filed at multiple state commissions, including the Florida Public Service Commission, which in 1995 initiated a show cause proceeding concerning the Company on slamming matters. On March 5, 1996, the Florida Public Service Commission voted to resolve this matter without a finding of liability against the Company. An order has been approved by the Florida Public Service Commission that terminates the proceeding without an admission of wrongdoing by the Company; provided the Company makes a $10,000 payment to the Florida treasury, which is less than the $35,000 payment initially sought by the Florida Public Service Commission. The $10,000 payment has been made by the Company, and this matter has become final. If the FCC or any of the state commissions determines that the Company engaged in unauthorized switching or other unauthorized conduct, the Company could be subject to financial penalties and revocation of authority, as well as other possible restrictions. Such agency determinations and the imposition of any or all of such sanctions could have a material adverse effect on the Company's results of operations. See "Business--Regulation."

  If the federal and state regulations requiring the LECs to provide equal access for the origination and termination of calls by long distance subscribers (such as the Company's subscribers) change or if the regulations governing the fees to be charged for such access services change, particularly if such regulations are changed to allow variable pricing of such access fees based upon volume, such changes could have a material adverse effect upon the Company's results of operations. See "Business--Industry Overview and Competition" and "-- Regulation."

RISKS RELATING TO DEVELOPMENT OF A LONG DISTANCE NETWORK

  The Company's business strategy includes the development of a long distance network, which may include, among other things, acquiring or leasing switches and dedicated transmission lines, to provide an alternative to the facilities-based long distance service provided by Frontier and SSC. There can be no assurance that development of a long distance network will be completed or, if completed, will be beneficial to the Company. In acquiring or leasing the switches and dedicated transmission lines needed to develop a long distance network, the Company may incur indebtedness and fixed operating costs, which would be a departure from the Company's historical operations. The Company currently does not own or operate its own long distance network, and the Company has limited experience operating as a switch-based carrier. In addition, various regulatory approvals must be obtained in order for the Company to operate a long distance network. There can be no assurance that the Company will be successful in obtaining such regulatory approvals or operating as a switch-based carrier once it develops its own long distance network. The Company's success will depend, in part, on its ability to manage and integrate the operations of a long distance network into the Company's operations, including the development of the Company's management information systems. See "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business--Company Strategy," and "-- Development of a Long Distance Network."

OFFERING ADDITIONAL PRODUCTS AND SERVICES

  The Company's strategy includes offering additional communications products and services, which may include, among others, paging, wireless cable, home security monitoring and communication, cellular phone service, local phone service, and Internet access. The Company has entered into an agreement with PageMart to allow the Company to provide pagers and paging services to be sold by the IRs. Entry into new markets entails risks associated with the state of development of the market, intense competition from companies already operating in those markets, potential competition from companies that may have greater financial resources and experience than the Company, and increased selling and marketing expenses. The Company has not provided any paging products or services for its IRs to sell but expects to do so in the near future. There can be no assurance that the Company's products or services will receive market acceptance in a timely manner, or at all, or that prices and demand in new markets will be at a level sufficient to provide profitable operations. See "Business--Industry Overview and Competition," "--Company Strategy," and "--Products and Services."

POSSIBLE CLAIMS RELATING TO OWNERSHIP OF PROPRIETARY RIGHTS

  The Company has acquired from another company a federally-registered service mark for the name "EXCEL" for long distance telecommunications services and has licensed back to such company the right to continue to use the "EXCEL" mark for five years (subject to renewals) for certain outbound long distance communications. In addition, the Company relies upon common law rights to establish and protect its intellectual property. There can be no assurance that the Company's measures to protect its intellectual property will deter or prevent the unauthorized use of the Company's intellectual property. If the Company is unable to protect its intellectual property rights, including existing trademarks and service marks, it could have a material adverse effect upon the Company's results of operations. From time to time, companies may assert other trademark and service mark rights relevant to the Company's business, and future products of the Company may need to be marketed under different names if the mark "EXCEL" is being used by other companies. In the event a third party were to sustain a valid claim against the Company, and in the event any required license were not available on commercially reasonable terms, the Company's results of operations could be materially adversely affected. See "Business--Proprietary Rights."

ABSENCE OF PUBLIC MARKET; OFFERING PRICE DETERMINED BY AGREEMENT; VOLATILITY OF MARKET PRICE

  Prior to the Offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop subsequent to the Offering or, if developed, that it will be sustained. The initial public offering price of the Common Stock will be determined by negotiations between the Company, the Selling Stockholders, and the representative of the Underwriters and may not be indicative of the market price of the Common Stock after the Offering. The market price of the Common Stock could be subject to significant fluctuations in response to variations in quarterly and yearly operating results, general trends in the long distance industry, the impact of the 1996 Telecommunications Act and any other new telecommunications legislation, and changes in federal regulations affecting the Company or the long distance industry, and other factors. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of affected companies. Broad market fluctuations may adversely affect the market price of the Common Stock. See "Underwriting."

CONCENTRATION OF OWNERSHIP

  Following the Offering, Kenny A. Troutt, the Company's Chairman, Chief Executive Officer, President, and a director, will own approximately 60% of the outstanding Common Stock and the current officers and directors of the Company will own, in the aggregate, approximately 73% of the outstanding Common Stock. Accordingly, Mr. Troutt, acting alone, and the current officers and directors of the Company, acting as a group, each will have the ability to elect all of the directors of the Company and control the Company's management, operations, and affairs. See "Principal and Selling Stockholders."

CERTAIN ANTI-TAKEOVER MATTERS

  The Company's Board of Directors can, without obtaining stockholder approval, issue shares of Preferred Stock, $0.001 par value ("Preferred Stock"), having rights that could adversely affect the voting power of holders of the Common Stock. Also, Section 203 ("Section 203") of the Delaware General Corporation Law (the "DGCL") restricts certain business combinations with any "interested stockholder," as defined by such statute. In addition, the vesting of options granted under the 1995 Stock Option Plan may be accelerated upon the occurrence of certain specified "change in control" transactions. The Company is also subject to prior regulatory approval by the FCC and various state regulatory agencies for a transfer of control of the Company or for the assignment of the Company's intrastate certification authority and its international authority. Any of the foregoing factors could have the effect of delaying, deferring, or preventing a change of control of the Company. See "Business--Regulation," "Management--Benefit Plans," "Description of Capital Stock--Preferred Stock," and "--Certain Anti-Takeover Matters."


SHARES ELIGIBLE FOR FUTURE SALE

  Sales of a substantial number of shares of Common Stock in the public market following the Offering could adversely affect the market price for the Company's Common Stock. Upon completion of the Offering, the Company will have outstanding 107,300,000 shares of Common Stock (or 108,800,000 shares if the U.S. Underwriters' over-allotment option is exercised in full), assuming no exercise of options after the date of this

Prospectus. Of these shares, the 10,000,000 shares offered hereby (11,500,000 shares if the U.S. Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction or further registration under the Securities Act, unless purchased by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act ("Rule 144") described below. However, to the extent that any of the shares of Common Stock offered hereby are acquired by certain IRs from the 750,000 shares reserved for them by Donaldson, Lufkin & Jenrette Securities Corporation, such IRs will be prohibited from offering, selling, pledging, contracting to sell, granting any option to purchase, or otherwise disposing of any such shares for a period of 120 days following the effective date of the Registration Statement. See "Underwriting." The remaining 97,300,000 shares of Common Stock outstanding upon completion of the Offering are "restricted securities," as that term is defined in Rule 144, and upon expiration of certain Lock-Up Agreements (as defined herein) 180 days after the effective date of the Registration Statement, all of such restricted shares will be eligible for sale in the open market under and subject to the restrictions contained in Rule 144. Donaldson, Lufkin & Jenrette Securities Corporation in its sole discretion, and at any time without notice, can release all or any portion of the securities subject to the Lock-Up Agreements. Under the 1995 Stock Option Plan, as of the date of this Prospectus options to purchase 5,127,325 shares of Common Stock are outstanding, none of which are exercisable as of the date of this Prospectus. Once vested, any shares of Common Stock acquired upon exercise of such options will be eligible for resale pursuant to Rule 701 under the Securities Act ("Rule 701") and Rule 144 under the Securities Act or pursuant to an effective registration statement under the Securities Act. See "Business--Legal Matters," "Management--Benefit Plans," "Shares Eligible for Future Sale," and "Underwriting."

DILUTION TO NEW INVESTORS

  Investors purchasing shares of Common Stock in the Offering will experience immediate and substantial dilution in net tangible book value. To the extent outstanding options to purchase the Company's Common Stock are exercised, there will be further dilution. See "Dilution."

LACK OF DIVIDENDS

  The Company has in the past declared dividends, including a dividend in the amount of $20 million declared by the Company's predecessor on December 31, 1995 to its then existing shareholders, which the Company expects to pay prior to the completion of the Offering. However, the Company does not intend to pay any other cash dividends with respect to its Common Stock in the foreseeable future and, in certain circumstances, is prohibited from doing so under the terms of its bank credit facility. See "Dividend Policy."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 8,300,000 shares of Common Stock being offered by the Company in the Offering (at an assumed initial public offering price of $14.00 per share (the midpoint of the currently anticipated range of the initial public offering price) and after deducting estimated underwriting discounts and commissions and estimated offering expenses, all of which are payable by the Company) are estimated to be approximately $106.4 million (approximately $126.1 million if the U.S. Underwriters' over-allotment option is exercised in full). Of the net proceeds received by the Company, the Company intends to use (i) approximately $24.0 million for the development of a long distance network, (ii) approximately $18.0 million for the acquisition and development of corporate facilities,
(iii) approximately $31.0 million for the enhancement and development of information systems, and (iv) approximately $33.4 million for working capital and general corporate purposes, including possible future acquisitions. The Company is not currently involved in negotiations, and currently has no agreements or understandings, with respect to any such acquisitions. Pending application of the net proceeds as described above, the Company will invest such proceeds in short-term, interest-bearing instruments and investment grade securities.

  The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders.

                                DIVIDEND POLICY

  The Company has in the past declared dividends, including a dividend in the amount of $20 million declared by the Company's predecessor on December 31, 1995 to its then existing shareholders, which the Company expects to pay prior to the completion of the Offering. However, the Company does not intend to pay any other cash dividends with respect to its Common Stock in the foreseeable future. Additionally, the Company's loan agreement with Marine Midland Business Loans, Inc. prohibits the payment of dividends except to the extent of the Company's net income (as calculated under the loan agreement). See "Recent Developments and Certain Transactions." The Company's Board of Directors will determine the Company's dividend policy in the future based upon, among other things, the Company's results of operations, financial condition, business opportunities, capital requirements, contractual restrictions, and other factors deemed relevant at the time.

                                   DILUTION

  The net tangible book value of the Company as of March 31, 1996, was $73.1 million, or $0.74 per share of Common Stock. Net tangible book value per share represents the amount of the Company's total assets less total liabilities, divided by the total number of outstanding shares of Common Stock. After giving effect to the sale of the shares of Common Stock offered hereby by the Company and the receipt and application of the estimated proceeds therefrom (at an assumed initial public offering price of $14.00 per share (the midpoint of the currently anticipated range of the initial public offering price) and after deducting estimated underwriting discounts and commissions and estimated expenses of the Offering), the net tangible book value of the Company at March 31, 1996, would have been $179.6 million, or $1.67 per share of Common Stock. This represents an immediate increase in the net tangible book value of $0.93 per share to existing stockholders and an immediate dilution to new investors purchasing Common Stock in the Offering of $12.33 per share. The following table illustrates the per share dilution to new investors at March 31, 1996, assuming the Offering was made at that time:

   Assumed per share initial public offering price.................       $14.00
     Net tangible book value per share as of March 31, 1996........ $0.74
     Increase per share attributable to new investors..............  0.93
                                                                    -----
   Pro forma net tangible book value per share after the Offering..         1.67
                                                                          ------
   Dilution per share to new investors.............................       $12.33
                                                                          ======

  The following table sets forth as of March 31, 1996, after giving effect to the Offering, the number of shares of Common Stock purchased from the Company, the total consideration paid therefor, and the average price per share paid by existing stockholders and by new investors on an as adjusted basis:

                               SHARES PURCHASED   TOTAL CONSIDERATION   AVERAGE
                              ------------------- -------------------- PRICE PER
                                NUMBER    PERCENT    AMOUNT    PERCENT   SHARE
Existing stockholders(1).....  99,000,000  92.3%  $    432,000   0.4%   $0.004
New investors................   8,300,000   7.7    116,200,000  99.6     14.00
                              -----------  ----   ------------  ----
  Total...................... 107,300,000   100%  $116,632,000   100%
                              ===========  ====   ============  ====

- --------
(1) Sales by the Selling Stockholders in the Offering will reduce the number of shares held by existing stockholders to 97,300,000, or 90.7% of the total number of shares outstanding after the Offering, and will increase the number of shares being purchased by new investors to 10,000,000, or 9.3% of the total number of shares of Common Stock outstanding after the Offering. See "Principal and Selling Stockholders."

  The above computations reflect that there has been no exercise of outstanding stock options as of the date of this Prospectus. As of the date of this Prospectus, under the 1995 Stock Option Plan there are options outstanding to purchase 4,853,475 shares of Common Stock at an exercise price of $4.55 per share and options outstanding to purchase 273,850 shares of Common Stock at an exercise price per share equal to the initial public offering price, none of which are vested or exercisable as of the date of this Prospectus. To the extent that any shares of Common Stock are issued upon exercise of any of these options or any additional options that are granted under the 1995 Stock Option Plan or otherwise, there will be further dilution to new investors. See "Business--Legal Matters" and "Management--Benefit Plans."

                                CAPITALIZATION

  The following table sets forth the short-term debt and capitalization of the Company (i) as of March 31, 1996, and (ii) as adjusted to give effect to the sale by the Company of the 8,300,000 shares of Common Stock being offered by the Company hereby at an assumed initial public offering price of $14.00 per share (the midpoint of the currently anticipated range of the initial public offering price) and the anticipated receipt and application of the estimated net proceeds therefrom. See "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Recent Developments and Certain Transactions."

                                                                AS OF MARCH
                                                                 31, 1996
                                                            --------------------
                                                              (IN THOUSANDS)
                                                            ACTUAL   AS ADJUSTED
Short-term debt, including current maturities of long-term
 debt and capital lease obligations.......................  $   424   $    424
                                                            =======   ========
Total long-term debt and capital lease obligations, less
 current portion..........................................  $   286   $    286
Stockholders' equity:
  Preferred stock, $0.001 par value; 10,000,000 shares
   authorized; no shares outstanding......................       --         --
                                                            -------   --------
  Common stock, $0.001 par value; 500,000,000 shares
   authorized (actual and as adjusted); 99,000,000 shares
   issued and outstanding (actual); 107,300,000 shares
   issued and outstanding (as adjusted)...................       99        107
  Additional paid-in capital..............................    2,796    109,226
  Unearned compensation...................................   (1,618)    (1,618)
  Retained earnings.......................................   71,851     71,851
                                                            -------   --------
    Total stockholders' equity............................   73,128    179,566
                                                            -------   --------
Total capitalization......................................  $73,414   $179,852
                                                            =======   ========

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following table sets forth selected consolidated financial data for the Company as of the dates and for the periods indicated. The financial data for each of the years ended December 31, 1992, 1993, 1994, and 1995 are derived from audited financial statements of the Company. The financial data for the year ended December 31, 1991 and the three months ended March 31, 1995 and 1996 were derived from unaudited financial statements of the Company, which in the opinion of management of the Company contain all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation thereof. The results of operations for the three months ended March 31, 1996 are not necessarily indicative of the results to be expected for the full year. The data set forth below in this table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company.

                                                                           THREE MONTHS
                                  YEARS ENDED DECEMBER 31,               ENDED MARCH 31,
                          ---------------------------------------------  -----------------
                           1991     1992     1993      1994      1995     1995      1996
                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
Revenues:
 Communication services.  $17,857  $20,670  $24,198  $108,819  $363,301  $51,015  $205,274
 Marketing services(1)..    3,419    3,497    6,650    43,339   143,397   17,724    75,516
                          -------  -------  -------  --------  --------  -------  --------
Total revenues..........   21,276   24,167   30,848   152,158   506,698   68,739   280,790
                          -------  -------  -------  --------  --------  -------  --------
Operating expenses:
 Communication..........   12,964   13,264   13,761    58,925   209,995   29,366   113,514
 Marketing services(2)..    4,472    5,255    7,730    46,724   147,476   21,265    76,940
 General and administra-
  tive..................    4,232    5,866    5,811    19,779    71,514    9,310    36,941
                          -------  -------  -------  --------  --------  -------  --------
Total operating ex-
 penses.................   21,668   24,385   27,302   125,428   428,985   59,941   227,395
                          -------  -------  -------  --------  --------  -------  --------
Operating income........     (392)    (218)   3,546    26,730    77,713    8,798    53,395
                          -------  -------  -------  --------  --------  -------  --------
Other income (expense):
 Interest expense.......      --       (74)     (75)     (295)     (593)    (188)      (52)
 Income (losses) from
  joint venture.........      --       --       --        --     (6,248)    (345)    1,041
 Other..................      --       --        24        83       467       55       503
                          -------  -------  -------  --------  --------  -------  --------
Income (loss) before in-
 come taxes.............     (392)    (292)   3,495    26,518    71,339    8,320    54,887
Provision (benefit) for
 income taxes...........      (11)      17    1,126    10,648    26,893    3,136    20,901
                          -------  -------  -------  --------  --------  -------  --------
Net income (loss).......  $  (381) $  (309) $ 2,369  $ 15,870  $ 44,446  $ 5,184  $ 33,986
                          =======  =======  =======  ========  ========  =======  ========
Net income per share(3).  $   --   $   --   $  0.03  $   0.18  $   0.46  $  0.05  $   0.34
Cash dividends declared
 per share..............  $   --   $   --   $ --     $  0.046  $  0.202  $   --   $    --
                          =======  =======  =======  ========  ========  =======  ========
                                     AS OF DECEMBER 31,                  AS OF MARCH 31,
                          ---------------------------------------------  -----------------
                           1991     1992     1993      1994      1995          1996
                                           (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.........  $  (328) $  (648) $  (186) $  7,134  $  1,071      $ 20,926
Property and equipment,
 net....................      707      597      662     2,476     8,560        18,179
Total assets............    3,536    2,604    9,058    59,412   203,581       301,859
Long-term obligations,
 net of current maturi-
 ties...................      494      420      313     3,369       345           286
Stockholders' equity
 (deficit)..............      (27)    (336)   1,995    13,635    37,708        73,128

- ---------------------
(1) Revenues from marketing services include the effect of deferring a portion of the cash received during each period and amortizing the deferred revenues over 12 months. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 1 to the Consolidated Financial Statements.
(2) Marketing services cost includes the effect of capitalizing the portion of commissions paid for acquisition of new subscribers and amortizing the capitalized costs over 12 months. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 1 to the Consolidated Financial Statements.
(3) See Note 2 to the Consolidated Financial Statements for an explanation of the number of shares used in computing net income per share.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis should be read in conjunction with the Selected Consolidated Financial Data and the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

GENERAL

  EXCEL, which was formed in December 1988 and commenced operations in 1989, operates as a provider of long distance service to residential and small business subscribers. The Company believes that, based upon domestic residential long distance revenues, it ranks fourth after AT&T, MCI, and Sprint. As of March 31, 1996, the Company served approximately 3.1 million subscribers, who were all obtained through a direct sales approach by a nationwide network of IRs.

  The Company introduced its network marketing system in 1989. In 1993, the network marketing system was refined whereby subscriber acquisition commissions were increased. Also in 1993, the Company reduced its long distance rates to be slightly less than those of certain competitors. These two operational developments contributed to subsequent significant growth in the Company's subscriber base and its IR network beginning in the fourth quarter of 1993. Communication services revenues increased to $363.3 million in 1995 from $24.2 million in 1993. In addition, marketing services revenues from IRs and the area coodinators who train the IRs ("ACs") increased to $143.4 million in 1995 from $6.7 million in 1993.

  The Company's strategy has been to build a subscriber base without committing capital or management resources to construct its own network and transmission facilities. This strategy has allowed the Company to add subscribers without being limited by the capacity, geographic coverage, or configuration of any particular network that the Company might have developed. In 1990, the Company contracted with Frontier to provide switching services and network transmission of its subscribers' traffic, which has allowed the Company to pursue this strategy. As the volume of the Company's traffic has reached sufficient levels in certain markets, the Company now intends to seek other providers of long distance service and to develop its own long distance network in those markets to reduce its dependence upon Frontier, provide additional services to its subscribers, and reduce expenses associated with the transmission of long distance calls. There can be no assurance, however, that development of a long distance network will be completed or, if completed, will be beneficial to the Company.

  The Company's services are marketed nationwide exclusively through a network of IRs. The Company encourages IRs to enroll subscribers with whom the IRs have an ongoing relationship as a result of being a family member, friend, business associate, neighbor, or otherwise. This network marketing system has been selected by the Company because the Company believes it reduces net marketing costs, subscriber acquisition costs, and subscriber attrition. The Company believes that subscribers will be more likely to remain with the Company because they have been enrolled with the Company by someone with whom they have an ongoing relationship. The Company also believes that its network marketing system will continue to build a base of potential subscribers for additional services and products. The Company does not require a person to be an IR in order to be a subscriber, and less than 25% of the Company's subscribers are IRs.

  The Company's revenues consist of sales revenues for communication services and marketing services. Revenues for communication services, as reflected in the Company's Consolidated Financial Statements, are net of the effect of certain adjustments, including unbillable call records. The Company's long distance subscribers are located throughout the United States, and the Company completes subscriber calls to all directly dialable locations worldwide. The Company bills its subscribers for long distance usage based on the type of calls, time of calls, duration of calls, the terminating phone numbers, and each subscriber's rate plan in effect at the time of the call.

  Marketing services revenues are comprised of receipts from IRs and ACs. Except in certain states, IRs are required to make an initial refundable application deposit with EXCEL as an expression of commitment. There is no additional cost to participate. IRs have an option to purchase a start-up package, which includes training, business forms, promotional and presentation materials, ongoing technical and administrative support services, and monthly reports. If the start-up package is purchased, the application deposit requirement is waived. In addition, EXCEL offers training positions whereby ACs, certified by the Company, provide training to new IRs. The fee to become an AC is generally $395 (with an annual renewal fee of $100). The portions of the marketing services revenues received that relate to ongoing technical and administrative support services are deferred. The Company has adopted an accounting convention of amortizing deferred management services fees over a period of 12 months in order to match those revenues with the costs of providing the related support services. Marketing services revenues include the effect of the deferral of a portion of the cash received for management services during a period, as well as the effect of the current period amortization of amounts deferred in the current and prior periods. The net effect of deferring and amortizing a portion of management services fees was a reduction in revenues reflected in the Company's Consolidated Financial Statements of $637,000, $4.6 million, $15.8 million, and $8.3 million for the years ended December 31, 1993, 1994, and 1995, and for the three months ended March 31, 1996, respectively. These deferred revenues are reflected as deferred management services fees in the consolidated balance sheets included in the Company's Consolidated Financial Statements.

  Operating expenses include communication charges, marketing services costs, and general and administrative expenses. Communication charges are paid by the Company based on the Company's subscribers' long distance usage. The Company pays its carriers based on the type of calls, time of certain calls, duration of calls, the terminating phone numbers, and the terms of the Company's contract in effect at the time of the calls.

  Marketing services costs are directly related to the Company's marketing activities. Marketing services costs include commissions and the costs of providing training, business forms, promotional and presentation materials, technical and administrative support services, and monthly reports. When the Company's marketing services costs are offset by its marketing services revenues, the net expense represents the Company's net cost of marketing its communication products. This net cost was $1.1 million, $3.4 million, and $4.1 million for the years ended December 31, 1993, 1994, and 1995, and $1.4 million for the three months ended March 31, 1996. Commissions are paid to IRs based upon the acquisition of new long distance subscribers and for long distance telephone usage by subscribers. The Company also pays commissions for the training of IRs and ACs. The portions of commissions paid that directly relate to the acquisition of long distance subscribers are capitalized. The Company has adopted an accounting convention of amortizing capitalized subscriber acquisition costs to expense over a period of 12 months in order to better match those costs with the revenues from subscribers' long distance usage during the first 12 months of service to such subscribers. Marketing services costs, as reflected in the Company's Consolidated Financial Statements, include the effect of the capitalization of the portion of commissions paid for the acquisition of new subscribers during a period, as well as the effect of the current period amortization of amounts capitalized in the current and prior periods. The net effect of capitalizing and amortizing a portion of commissions expense was a reduction in marketing services costs reflected in the Company's Consolidated Financial Statements of $3.6 million, $13.1 million, $51.4 million, and $27.6 million for the years ended December 31, 1993, 1994, and 1995, and for the three months ended March 31, 1996, respectively. These deferred costs solely comprise deferred subscriber acquisition costs included in the consolidated balance sheets in the Company's Consolidated Financial Statements.

  General and administrative expenses consist of the costs of providing teleservices and other support services for subscribers, billing and collecting long distance revenues, and the costs of the information systems and personnel required to support the Company's operations and growth.

  As a result of the Company's significant growth in operations, the Company has also experienced significant growth in related assets and liabilities, including working capital, deferred subscriber acquisition costs, deferred management services fees, and deferred income taxes payable.

  The Company believes that a high level of subscriber attrition is a characteristic of the domestic residential long distance industry. Attrition is attributable to a variety of factors, including the termination of subscribers by the Company for non-payment and the initiatives of existing and new competitors as they engage in, among other things, national advertising campaigns, telemarketing programs, and the issuance of cash or other forms of incentives. The Company's average monthly subscriber attrition rate (which is the number of subscribers from whom revenues for long distance services has terminated during a month expressed as a percentage of the total number of subscribers at the beginning of the month) was approximately 4% per month for the year ended December 31, 1995. Such attrition rate could have a material adverse effect upon the Company's results of operations.

  The Company has experienced significant growth in the past and, depending on the extent of its future growth, may experience significant strain on its management, personnel, and information systems. The Company will be required to implement and improve operational, financial, and management information systems. In an effort to support its growth, the Company added seven senior management positions and approximately 800 employees in 1995. Also, the Company is implementing new information systems that will provide better recordkeeping, subscriber and IR service, identification and management of uncollectible accounts, and fraud control. There can be no assurance that the Company's management resources or information systems will be sufficient to manage any future growth in the Company's business, and the failure to do so could have a material adverse effect on the Company's results of operations.

  Various governmental agencies monitor direct selling activities, and the Company has occasionally been requested to supply information regarding its marketing plan to certain of such agencies. Although the Company believes that its network marketing system is in substantial compliance with laws and regulations relating to direct selling activities, there is no assurance that legislation and regulations adopted in particular jurisdictions in the future will not adversely affect the Company's operations.

RESULTS OF OPERATIONS

  The following table sets forth selected information concerning the Company's results of operations for the years ended December 31, 1993, 1994, and 1995 and the three months ended March 31, 1995 and 1996.

                                                                          THREE MONTHS ENDED
                                     YEARS ENDED DECEMBER 31,                  MARCH 31,
                               ---------------------------------------  ------------------------
                                  1993         1994          1995          1995         1996
                                 (IN THOUSANDS, EXCEPT FOR OPERATING AND STATISTICAL DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Communication services.....  $    24,198  $   108,819  $     363,301  $   51,015  $    205,274
  Marketing services(1)......        6,650       43,339        143,397      17,724        75,516
                               -----------  -----------  -------------  ----------  ------------
Total revenues...............       30,848      152,158        506,698      68,739       280,790
                               -----------  -----------  -------------  ----------  ------------
Operating expenses:
  Communication..............       13,761       58,925        209,995      29,366       113,514
  Marketing services(2)......        7,730       46,724        147,476      21,265        76,940
  General and administrative.        5,811       19,779         71,514       9,310        36,941
                               -----------  -----------  -------------  ----------  ------------
Total operating expenses.....       27,302      125,428        428,985      59,941       227,395
                               -----------  -----------  -------------  ----------  ------------
Operating income.............        3,546       26,730         77,713       8,798        53,395
                               -----------  -----------  -------------  ----------  ------------
Other income (expense).......          (51)        (212)        (6,374)       (478)        1,492
Provision for income taxes...        1,126       10,648         26,893       3,136        20,901
                               -----------  -----------  -------------  ----------  ------------
Net income...................  $     2,369  $    15,870  $      44,446  $    5,184  $     33,986
                               ===========  ===========  =============  ==========  ============
OPERATING AND STATISTICAL
 DATA:
Communication charges as a %
 of long distance revenues...        56.87%       54.15%         57.80%      57.56%        55.30%
General and administrative
 expenses as a % of long
 distance revenues...........        24.01%       18.18%         19.68%      18.25%        18.00%
Operating income as a % of
 long distance revenues......        14.65%       24.56%         21.39%      17.25%        26.01%
Long distance minutes of
 usage (in 000's)(3).........      118,357      544,552      2,101,240     269,882     1,227,713
Weighted average long
 distance revenue per minute
 of usage(4).................  $     0.204  $     0.200  $       0.173  $    0.189  $      0.167
Weighted average
 communication charges per
 minute of usage(5)..........  $     0.116  $     0.108  $       0.100  $    0.109  $      0.092
Number of applications from
 new independent
 representatives (IRs).......       28,067      156,275        461,158      53,534       245,965
Number of applications from
 new area coordinators (ACs).        4,740       28,220        100,538      11,546        53,566

- ---------------------
(1) Revenues from marketing services include the effect of deferring a portion of the cash received during each period and amortizing the deferred revenues over 12 months. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 1 to the Consolidated Financial Statements.
(2) Marketing services cost includes the effect of capitalizing the portion of commissions paid for acquisition of new subscribers and amortizing the capitalized costs over 12 months. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 1 to the Consolidated Financial Statements.
(3) Long distance minutes of usage represent minutes billable to subscribers during the period.
(4) Weighted average long distance revenue per minute of usage equals revenues for calls billed to subscribers for domestic interstate and intrastate service, 800 service, calling cards, service charges, and international calls divided by the aggregate minutes of usage.
(5) Weighted average communication charges per minute of usage equal the cost to purchase all long distance services sold to the Company's subscribers divided by the aggregate minutes of usage.

 THREE MONTHS ENDED MARCH 31, 1996 COMPARED TO THE THREE MONTHS ENDED MARCH 31, 1995

  Revenues. Total revenues increased 309% to $280.8 million for the three months ended March 31, 1996 from $68.7 million for the three months ended March 31, 1995. The increase in revenues was primarily due to increases in long distance minutes of usage by subscribers and in the number of applications from new IRs and ACs. Communication services revenues increased 303% to $205.3 million for the three months ended March 31, 1996 from $51.0 million for the three months ended March 31, 1995. Long distance minutes of usage increased 355% to 1,227,713,000 minutes for the three months ended March 31, 1996 from 269,882,000 minutes for the three months ended March 31, 1995. Since IRs are frequently subscribers, a portion of the increase in minutes of usage relates to subscribers that are new IRs. Partially offsetting these increases was a reduction in long distance revenues per minute of usage, which decreased 11.6% to 16.7 cents per minute for the three months ended March 31, 1996 from 18.9 cents per minute for the three months ended March 31, 1995. The decrease in revenues per minute was due to a rate reduction that took effect in April 1995. As a result of this rate reduction, average rates for domestic interstate calls were reduced to approximately 13.1 cents per minute in the fourth quarter of 1995 from approximately 15.3 cents per minute in the first quarter of 1995.

  Marketing services revenues increased 327% to $75.5 million for the three months ended March 31, 1996 from $17.7 million for the three months ended March 31, 1995. Revenues recognized from IRs for training, business forms, promotional and presentation materials, ongoing technical and administrative support services, and monthly reports increased 314% to $55.9 million for the three months ended March 31, 1996 from $13.5 million for the three months ended March 31, 1995. These revenues from IRs increased primarily due to the growth in applications from new IRs to 245,965 applications received during the three months ended March 31, 1996 from 53,534 applications received during the three months ended March 31, 1995. Revenues recognized from ACs for training fees increased 367% to $19.6 million for the three months ended
March 31, 1996 from $4.2 million for the three months ended March 31, 1995. Training fee revenues from ACs increased primarily due to the growth in applications from new ACs to 53,566 applications received for the three months ended March 31, 1996 from 11,546 applications received during the three months ended March 31, 1995.

  Operating Expenses. Communication charges increased 286% to $113.5 million for the three months ended March 31, 1996 from $29.4 million for the three months ended March 31, 1995. Communication charges decreased to 9.2 cents per minute for the three months ended March 31, 1996 from 10.9 cents per minute for the three months ended March 31, 1995. The decrease in communication charges per minute is primarily due to rate reductions from the Company's long distance carrier beginning in April 1995. As a result of this rate reduction, rates for domestic interstate calls were reduced approximately 17%. As a percentage of long distance revenues, communication charges were 55.3% for the three months ended March 31, 1996 compared to 57.6% for the three months ended March 31, 1995. This decrease in communication charges as a percentage of long distance revenues reflects the reduction in rates from the Company's long distance carrier that were implemented from April 1995 through February 1996, which were partially offset by the effect of the April 1995 reduction in rates charged to the Company's long distance subscribers.

  Total marketing services costs, which directly relate to the Company's marketing activities and which include commissions and the costs of providing training, business forms, promotional and presentation materials, technical and administrative support services, and monthly reports, increased 261% to $76.9 million for the three months ended March 31, 1996 from $21.3 million for the three months ended March 31, 1995. Total commissions expense increased 294% to $57.9 million for the three months ended March 31, 1996 from $14.7 million for the three months ended March 31, 1995. Commissions expense for the acquisition of new long distance subscribers increased to $29.4 million for the three months ended March 31, 1996 from $8.3 million for the three months ended March 31, 1995. The average subscriber acquisition commissions the Company paid per new subscriber increased to $48.44 for the three months ended March 31, 1996 from $47.56 for the three months ended March 31, 1995. This increase reflects the net effect of several changes made to the Company's commission structure during the first quarter of 1995. These changes increased certain commissions paid by the Company for the acquisition of subscribers and also increased the number of subscribers that must be acquired by IRs to earn certain subscriber acquisition commissions. Commissions expense on the usage of long distance increased to $13.8 million for the three months ended March 31, 1996 from $3.5 million for the three months ended March 31, 1995. Commissions expense related to training new IRs increased to $12.7 million for the three months ended March 31, 1996 from $2.5 million for the three months ended March 31, 1995. Marketing costs of providing training, business forms, promotional and presentation materials, technical and administrative support services, and monthly reports increased 188% to $19.0 million for the three months ended March 31, 1996 from $6.6 million for the three months ended March 31, 1995. This increase is primarily due to growth in new IRs and ACs.

  General and administrative expenses increased 297% to $36.9 million for the three months ended March 31, 1996 from $9.3 million for the three months ended March 31, 1995. As a percentage of long distance revenues, general and administrative expenses were 18.0% for the three months ended March 31, 1996 compared to 18.3% for the three months ended March 31, 1995. Despite the overall increase in expense, the March 31, 1996 decrease as a percent of revenues is attributed to the gaining of economies of scale relative to growth in the business. The Company had approximately 1,500 employees at March 31, 1996 compared to approximately 500 at March 31, 1995.

  Total operating income increased 507% to $53.4 million for the three months ended March 31, 1996 from $8.8 million for the three months ended March 31, 1995. As a percentage of long distance revenues, operating income was 26.0% for the three months ended March 31, 1996 compared to 17.3% for the three months ended March 31, 1995. The increase in operating income as a percentage of long distance revenues was primarily due to a decrease in communication charges per minutes of usage and the reduction in net losses from marketing operations from $3.5 million for the three months ended March 31, 1995 to $1.4 million for the three months ended March 31, 1996.

  Included in other income (expense) for the three months ended March 31, 1996 is approximately $1 million of income related to the sale of the Company's 49% investment in a joint venture.

 YEAR ENDED DECEMBER 31, 1995 COMPARED TO THE YEAR ENDED DECEMBER 31, 1994

  Revenues. Total revenues increased 233% to $506.7 million for the year ended December 31, 1995 from $152.2 million for the year ended December 31, 1994. The increase in revenues was primarily due to increases in long distance minutes of usage by subscribers and in the number of applications from new IRs and ACs. Communication services revenues increased 234% to $363.3 million for the year ended December 31, 1995 from $108.8 million for the year ended December 31, 1994. Long distance minutes of usage increased 286% to 2,101,240,000 minutes for the year ended December 31, 1995 from 544,552,000 minutes for the year ended December 31, 1994. Since IRs are frequently subscribers, a portion of the increase in minutes of usage relates to subscribers that are new IRs. Partially offsetting these increases was a reduction in long distance revenues per minute of usage, which decreased 13.5% to 17.3 cents per minute for the year ended December 31, 1995 from 20.0 cents per minute for the year ended December 31, 1994. The decrease in revenues per minute was due to a rate reduction that took effect in April 1995. As a result of this rate reduction, average rates for domestic interstate calls were reduced to approximately 13.1 cents per minute in the fourth quarter of 1995 from approximately 15.3 cents per minute in the first quarter of 1995.

  Marketing services revenues increased 231% to $143.4 million for the year ended December 31, 1995 from $43.3 million for the year ended December 31, 1994. Revenues recognized from IRs for training, business forms, promotional and presentation materials, ongoing technical and administrative support services, and monthly reports increased 222% to $106.2 million for the year ended December 31, 1995 from $33.0 million for the year ended December 31, 1994. These revenues from IRs increased primarily due to the growth in applications from new IRs to 461,158 applications received during the year ended December 31, 1995 from 156,275 applications received during the year ended December 31, 1994. Revenues recognized from ACs for training fees increased 261% to $37.2 million for the year ended December 31, 1995 from $10.3 million for the year ended December 31, 1994. Training fee revenues from ACs increased primarily due to the growth in applications from new ACs to 100,538 applications received for the year ended December 31, 1995 from 28,220 applications received during the year ended December 31, 1994.

  Operating Expenses. Communication charges increased 257% to $210.0 million for the year ended December 31, 1995 from $58.9 million for the year ended December 31, 1994. Communication charges decreased to 10.0 cents per minute for the year ended December 31, 1995 from 10.8 cents per minute for the year ended December 31, 1994. The decrease in communication charges per minute is primarily due to rate reductions from the Company's long distance carrier beginning in April 1995. As a result of this rate reduction, rates for domestic interstate calls were reduced approximately 17%. As a percentage of long distance revenues, communication charges were 57.8% for the year ended December 31, 1995 compared to 54.2% for the year ended December 31, 1994. This increase in communication charges as a percentage of long distance revenues reflects the effect of the April 1995 reduction in rates charged to the Company's long distance subscribers, which was partially offset by reductions in rates from the Company's long distance carrier that were implemented from April 1995 through December 1995. Communication charges as a percentage of long distance revenues was 55.6% for the month of December 1995.

  Total marketing services costs, which directly relate to the Company's marketing activities and which include commissions and the costs of providing training, business forms, promotional and presentation materials, technical and administrative support services, and monthly reports, increased 216% to $147.5 million for the year ended December 31, 1995 from $46.7 million for the year ended December 31, 1994. Total commissions expense increased 213% to $103.4 million for the year ended December 31, 1995 from $33.0 million for the year ended December 31, 1994. Commissions expense for the acquisition of new long distance subscribers increased to $52.0 million for the year ended December 31, 1995 from $17.5 million for the year ended December 31, 1994. The average subscriber acquisition commissions the Company paid per new subscriber decreased to $46.08 for the year ended December 31, 1995 from $48.83 for the year ended December 31, 1994. Commissions expense on the usage of long distance increased to $24.4 million for the year ended December 31, 1995 from $7.5 million for the year ended December 31, 1994. Commissions expense related to training new IRs increased to $23.3 million for the year ended December 31, 1995 from $6.7 million for the year ended December 31, 1994. Marketing costs of providing training, business forms, promotional and presentation materials, technical and administrative support services, and monthly reports increased 222% to $44.1 million for the year ended December 31, 1995 from $13.7 million for the year ended December 31, 1994. This increase is primarily due to growth in new IRs and ACs.

  General and administrative expenses increased 261% to $71.5 million for the year ended December 31, 1995 from $19.8 million for the year ended December 31, 1994. As a percentage of long distance revenues, general and administrative expenses were 19.7% for the year ended December 31, 1995 compared to 18.2% for the year ended December 31, 1994. The increase was primarily driven by growth in the Company's communication operations and was due in part to the cost of building the Company's management team and information systems necessary to support the growth in the business and enhance service to long distance subscribers. The Company had approximately 1,200 employees at December 31, 1995 compared to approximately 400 at December 31, 1994.

  Total operating income increased 191% to $77.7 million for the year ended December 31, 1995 from $26.7 million for the year ended December 31, 1994. As a percentage of long distance revenues, operating income was 21.4% for the year ended December 31, 1995 compared to 24.6% for the year ended December 31, 1994. The decrease in operating income as a percentage of long distance revenues was primarily due to a decrease in long distance revenues per minute of usage and the increase in general and administrative costs noted above. Included in total operating income are the effects of net losses from marketing operations of $4.1 million and $3.4 million for the years ended December 31, 1995 and 1994, respectively.

  Included in other income (expense) for the year ended December 31, 1995 is a $6.2 million loss related to the Company's 49% investment in a joint venture to develop a long distance network. The loss represents start-up costs incurred by the joint venture, which is accounted for under the equity method. Subsequent to December 31, 1995, the Company sold its entire 49% interest in the joint venture for a sales price of $6.2 million.

  Income Taxes. The provision for income taxes as a percentage of income before income taxes decreased from 40.2% in 1994 to 37.7% in 1995. The decrease is primarily attributable to lower overall state income tax rates applicable to 1995 consolidated earnings.

 YEAR ENDED DECEMBER 31, 1994 COMPARED TO THE YEAR ENDED DECEMBER 31, 1993

  Revenues. Total revenues increased 394% to $152.2 million for the year ended December 31, 1994 from $30.8 million for the year ended December 31, 1993. The increase in revenues was due primarily to increases in long distance minutes of usage by subscribers and in the number of applications from new IRs and ACs. Communication services revenues increased 350% to $108.8 million for the year ended December 31, 1994 from $24.2 million for the year ended December 31, 1993. Long distance minutes of usage increased 360% to 544,552,000 minutes for the year ended December 31, 1994 from 118,357,000 minutes for the year ended December 31, 1993. Since IRs are frequently subscribers, a portion of the increase in minutes of usage relates to subscribers that are new IRs. Partially offsetting these increases was a reduction in long distance revenues per minute of usage, which decreased 2.0% to 20.0 cents per minute for the year ended December 31, 1994 from 20.4 cents per minute for the year ended December 31, 1993.

  Marketing services revenues increased 546% to $43.3 million for the year ended December 31, 1994 from $6.7 million for the year ended December 31, 1993. Revenues recognized from IRs for training, business forms, promotional and presentation materials, ongoing technical and administrative support services, and monthly reports increased 560% to $33.0 million for the year ended December 31, 1994 from $5.0 million for the year ended December 31, 1993. These revenues from IRs increased primarily due to the growth in applications from new IRs to 156,275 applications received during the year ended December 31, 1994 compared to 28,067 applications received during fiscal 1993. Revenues recognized from ACs for training fees increased 506% to $10.3 million for the year ended December 31, 1994 from $1.7 million for the year ended December 31, 1993. Training fee revenues from ACs increased primarily due to the growth in applications from new ACs to 28,220 applications received from ACs during the year ended December 31, 1994 compared to 4,740 applications received during fiscal 1993.

  Operating Expenses. Communication charges increased 327% to $58.9 million for the year ended December 31, 1994 from $13.8 million for the year ended December 31, 1993. Communication charges were 10.8 cents per minute for the year ended December 31, 1994 compared to 11.6 cents per minute for fiscal 1993. The decrease in communication charges is primarily due to rate reductions from the Company's long distance carrier in November 1994. As a percentage of long distance revenues, communication charges were 54.2% for the year ended December 31, 1994 compared to 56.9% for the year ended December 31, 1993.

  Total marketing services costs, which directly relate to the Company's marketing activities and which include commissions and the costs of providing training, business forms, promotional and presentation materials, technical and administrative support services, and monthly reports, increased 506% to $46.7 million for the year ended December 31, 1994 from $7.7 million for the year ended December 31, 1993. Total commissions expense increased 617% to $33.0 million for the year ended December 31, 1994 from $4.6 million for fiscal 1993. During the second quarter of 1993, the Company revised its commission structure to increase subscriber acquisition commissions to IRs, which, along with growth in subscribers, increased the total amount of commissions expense for subscriber acquisitions to $17.5 million for the year ended December 31, 1994 from $1.5 million for the year ended December 31, 1993. Commissions expense on the usage of long distance increased to $7.5 million for the year ended December 31, 1994 from $1.6 million for the year ended December 31, 1993. Commissions expense related to training new IRs increased to $6.7 million for the year ended December 31, 1994 from $1.2 million for the year ended December 31, 1993. Marketing costs of providing training, business forms, promotional and presentation materials, technical and administrative support services, and monthly reports increased 342% to $13.7 million for the year ended December 31, 1994 from $3.1 million for the year ended December 31, 1993. This increase is primarily due to growth in new IRs and ACs.

  General and administrative expenses increased 241% to $19.8 million for the year ended December 31, 1994 from $5.8 million for the year ended December 31, 1993. The increase was primarily driven by the growth in the Company's communication operations and was due in part to the cost of building the Company's management team and information systems necessary to support the growth in the business and enhance service to long distance subscribers. The Company had approximately 400 employees at December 31, 1994 compared to approximately 100 at December 31, 1993. As a percentage of long distance revenues, general and administrative expenses were 18.2% for the year ended December 31, 1994 compared to 24.0% for fiscal 1993. Despite the overall increase in expense, the 1994 decrease as a percent of revenue is attributed to gaining economies of scale relative to growth in the business.

  Operating income increased 663% to $26.7 million for the year ended December 31, 1994 from $3.5 million for the year ended December 31, 1993. As a percentage of long distance revenues, operating income was 24.6% for the year ended December 31, 1994 compared to 14.7% for the year ended December 31, 1993. Included in total operating income are the effects of net losses from marketing operations of $3.4 million and $1.1 million for the years ended December 31, 1994 and 1993, respectively.

  Income Taxes. The provision for income taxes as a percentage of income before income taxes increased from 32.2% in 1993 to 40.2% in 1994. The lower rate in 1993 was primarily attributable to the benefit from net operating loss carryforwards that were fully utilized in 1993.

INFLATION

  Management believes that inflation has not had a material effect on the Company's results of operations.

LIQUIDITY AND CAPITAL RESOURCES

  Since May 1994, the Company has funded its operations primarily through cash flows from operations. However, during that period the Company has experienced temporary liquidity shortages related to differences between the timing of payments for communication charges and the receipt of communication services revenues. The effect of the timing differences was compounded by the Company's rapid growth. Since May 1994, periodic working capital needs were funded through advances on the Company's line of credit. Prior to April 1994, the Company's cash requirements were funded primarily through an accounts receivable advanced payment arrangement.

  As of March 31, 1996, the Company had cash and cash equivalents of $29.0 million, working capital of $20.9 million, and a revolving credit line agreement with a bank. The amount available under the agreement is limited to the lesser of $10 million or the borrowing base minus any letters of credit outstanding. The Company had available borrowing capacity of $10 million at March 31, 1996. Interest is payable monthly at an annual rate of prime plus one-half percent, which was 8.75% at March 31, 1996. The facility will mature on May 26, 1997, with a one-year renewal option, and is secured by accounts receivable, inventories, property, and equipment. The agreement contains limitations on incurring additional indebtedness and payment of dividends and requires the maintenance of certain financial ratios and covenants.

  The Company's operating activities provided cash of approximately $9.0 million for the three months ended March 31, 1996, $47.0 million for the year ended December 31, 1995, $8.9 million for the year ended December 31, 1994, and $655,000 for the year ended December 31, 1993.

  The Company's investing activities have consisted primarily of property and equipment purchases of $10.2 million, $7.3 million, $811,000, and $255,000 for the three months ended March 31, 1996, and for the years ended December 31, 1995, 1994, and 1993, respectively. In addition, during 1994 and 1995, the Company made capital contributions of $245,000 and $6.0 million, respectively, to obtain a 49% interest in a joint venture. The joint venture was formed for the purpose of obtaining and operating a long distance network to provide telecommunications services to the Company and other long distance providers. Subsequent to December 31, 1995, the Company sold its entire 49% interest in the joint venture for a sales price of $6.2 million.

  The Company's financing activities have consisted primarily of advances on and payments of debt, capital lease obligations, advances to an employee stock ownership plan, and payments of dividends. The Company made payments of debt and capital lease obligations of $3.1 million and payments of dividends of approximately

$3.0 million for the year ended 1995. The Company received advances on debt obligations of $2.0 million and made payments of dividends of approximately $1.5 million during the year ended December 31, 1994. The Company advanced $6.0 million to an employee stock ownership plan during 1995. In December 1995, the Company's predecessor declared a $20.0 million dividend payable to its then existing shareholders, which the Company expects will be paid prior to the completion of the Offering.

  The Company has budgeted approximately $114 million for capital expenditures for fiscal 1996. The 1996 capital budget includes, among other things, $36 million for purchases of furniture and fixtures and computer equipment, $31 million for development of new information systems, and $24 million for the development of a new long distance network. Also, the Company will construct new office facilities to enhance its customer service, representative services, information technology, and distribution functions for $18 million. The Company has committed capital expenditures of approximately $17.8 million at December 31, 1995.

  Currently, the Company anticipates that additional capital expenditures of $27 million in 1997 and $50 million in 1998 will be required for the continued development of a new long distance network. During 1997 and subsequent periods, the Company anticipates additional expenditures will be required to purchase furniture, fixtures, and computer equipment and to continue the development of new information systems.

  The Company believes that the net proceeds from the Common Stock offered by the Company hereby, together with existing sources of liquidity and anticipated funds from operations, will be sufficient to fund its capital expenditures, working capital, and other cash requirements through the end of 1996. If the Offering is not completed, the Company believes that its current cash and cash equivalents will be sufficient to pay the $20 million dividend declared by the Company's predecessor on December 31, 1995 without impacting the operating capabilities of the Company. However, to the extent that the Offering is not consummated or that the funds generated by the Offering, together with existing sources of liquidity, are insufficient to fund the Company's activities in the short or long term, the Company may need to raise additional funds through public or private financing. There can be no assurance that additional financing will be available or, if available, will be on terms acceptable to the Company.

  On May 3, 1996, a group of IRs, including one IR who has been one of the Company's top ten highest earning representatives for the last six months, sued the Company and others, claiming defamation, unfair competition, and interference with contractual relationships for which such group seeks actual and punitive damages of $405 million. The Company denies the allegations, is vigorously defending the litigation, and believes the ultimate outcome thereof will not have a material adverse effect upon the Company's results of operations or financial position. The Company believes that its actions with respect to the IRs, including the plaintiffs, have been reasonable and in compliance with the Company's contractual agreements with the IRs. However, an unfavorable outcome in this matter could have a material adverse effect upon the Company's results of operations or financial position. Even if the Company and other defendants ultimately prevail, the defense effort could involve considerable cost and a diversion of management efforts. In the past, the Company has had IRs with significant downlines reduce their efforts and in some cases quit the business completely, and such actions have not had a material adverse impact upon the Company's results of operations or financial position. As a result, the Company believes that these issues with the plaintiffs will not have a material adverse effect upon the Company's results of operations or financial position. However, regardless of the outcome of the litigation, the mere existence of this dispute with these plaintiffs could lead to a decline in revenues generated from or through the efforts of the plaintiffs and their respective downlines as well as an adverse impact on the Company's relationship with IRs and the Company's ability to attract potential IRs generally, all of which could have a material adverse effect on the Company. See "Risk Factors--Dependence on Independent Representatives and Legal Action by Certain IRs" and "Business--Legal Matters."

IMPACT OF NEW FEDERAL TELECOMMUNICATIONS LEGISLATION

  On February 8, 1996, the 1996 Telecommunications Act was enacted into law. This comprehensive federal legislation will affect every sector of the telecommunications industry. Included in the new statutory provisions is the opening up of local telephone markets to competition and, subject to certain safeguards, the elimination of restrictions on BOC and GTOC entry into the long distance telecommunications market. It is unknown at this time what impact the 1996 Telecommunications Act will have on the Company. Depending on the nature and timing of BOC and GTOC entry into the long distance market, the Company will face significant additional competition in the provision of long distance services. See "Risk Factors--Competition" and "--Regulation" and "Business--Industry Overview and Competition," "--Statutory and Regulatory Changes," and""--Regulation."

NEW ACCOUNTING STANDARDS

  In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation." As a result of this statement, the Company will begin to provide additional disclosures related to its stock based compensation plans in its 1996 financial statements. Adoption of SFAS No. 123 will not have a material effect on the Company's financial position or results of operations. The Company has adopted the provisions of SFAS No. 121, "Accounting for the Impairment of Long-lived Assets," which did not have a material effect on the Company's financial position or results of operations.

QUARTERLY RESULTS OF OPERATIONS

  The following tables include summarized quarterly financial data for each of the four quarters of 1994 and 1995 and for the first quarter of 1996. This quarterly information is unaudited, has been prepared on the same basis as the annual financial statements, and, in the opinion of the Company's management, reflects all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information for the periods presented. Operating results for any quarter are not necessarily indicative of results for any future period.

                                       1994                                 1995                       1996
                          ----------------------------------  ------------------------------------  ----------
                           FIRST   SECOND    THIRD   FOURTH    FIRST   SECOND    THIRD     FOURTH     FIRST
                          QUARTER  QUARTER  QUARTER  QUARTER  QUARTER  QUARTER  QUARTER   QUARTER    QUARTER
                                      (IN THOUSANDS, EXCEPT FOR OPERATING DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Communication
   services.............  $12,379  $21,808  $32,908  $41,724  $51,015  $67,302  $100,479  $144,505  $  205,274
  Marketing services(1).    6,491   11,291   13,674   11,883   17,724   30,417    41,844    53,412      75,516
                          -------  -------  -------  -------  -------  -------  --------  --------  ----------
Total revenues..........   18,870   33,099   46,582   53,607   68,739   97,719   142,323   197,917     280,790
                          -------  -------  -------  -------  -------  -------  --------  --------  ----------
Operating expenses:
  Communication.........    6,330   11,628   18,003   22,964   29,366   40,087    59,077    81,465     113,514
  Marketing services(2).    5,953   10,172   14,172   16,427   21,265   29,789    40,954    55,468      76,940
  General and
   administrative.......    2,391    4,659    5,472    7,257    9,310   14,453    20,907    26,844      36,941
                          -------  -------  -------  -------  -------  -------  --------  --------  ----------
Total operating
 expenses...............   14,674   26,459   37,647   46,648   59,941   84,329   120,938   163,777     227,395
                          -------  -------  -------  -------  -------  -------  --------  --------  ----------
Operating income........    4,196    6,640    8,935    6,959    8,798   13,390    21,385    34,140      53,395
                          -------  -------  -------  -------  -------  -------  --------  --------  ----------
Other income (expense):
  Interest expense......      (17)     (40)     (76)    (162)    (188)    (207)     (138)      (60)        (52)
  Income (losses) from
   joint venture........      --       --       --       --      (345)    (647)   (2,057)   (3,199)      1,041
  Other.................      --        34       21       28       55      106        69       237         503
                          -------  -------  -------  -------  -------  -------  --------  --------  ----------
Income before income
 taxes..................    4,179    6,634    8,880    6,825    8,320   12,642    19,259    31,118      54,887
Provision for income
 taxes..................    1,644    2,665    3,580    2,759    3,136    4,767     7,260    11,730      20,901
                          -------  -------  -------  -------  -------  -------  --------  --------  ----------
Net income..............  $ 2,535  $ 3,969  $ 5,300  $ 4,066  $ 5,184  $ 7,875  $ 11,999  $ 19,388  $   33,986
                          =======  =======  =======  =======  =======  =======  ========  ========  ==========
SUPPLEMENTAL OPERATING DATA:
Long distance minutes of
 usage (in 000's)(3)....   57,960  101,683  160,478  224,431  269,882  386,054   586,951   858,353   1,227,713
Weighted average long
 distance revenue per
 minute of usage(4).....  $ 0.214  $ 0.214  $ 0.205  $ 0.186  $ 0.189  $ 0.174  $  0.171  $  0.168  $    0.167
Weighted average
 communication charges
 per minute of usage(5).  $ 0.109  $ 0.114  $ 0.112  $ 0.102  $ 0.109  $ 0.104  $  0.101  $  0.095  $    0.092
Number of applications
 from new independent
 representatives (IRs)..   29,257   46,097   43,971   36,950   53,534   98,450   136,117   173,057     245,965

- -------------------
(1) Revenues from marketing services include the effect of deferring a portion of the cash received during each period and amortizing the deferred revenues over 12 months. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 1 to the Consolidated Financial Statements.
(2) Marketing services cost includes the effect of capitalizing the portion of commissions paid for acquisition of new subscribers and amortizing the capitalized costs over 12 months. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 1 to the Consolidated Financial Statements.
(3) Long distance minutes of usage represent minutes billable to subscribers during the period.
(4) Weighted average long distance revenue per minute of usage equals revenues for calls billed to subscribers for domestic interstate and intrastate service, 800 service, calling cards, service charges, and international calls divided by the aggregate minutes of usage.
(5) Weighted average communication charges per minute of usage equal the cost to purchase all long distance services sold to the Company's subscribers divided by the aggregate minutes of usage.

                                   BUSINESS

GENERAL

  EXCEL is one of the fastest growing providers of long distance telecommunications services in the United States. At March 31, 1996, the Company provided service to approximately 3.1 million residential and small business subscribers and believes that, based upon domestic residential long distance revenues, it ranks fourth after AT&T, MCI, and Sprint. The Company markets its long distance service through a network marketing system of IRs, which has contributed to its significant growth since January 1, 1993. The Company also believes that its network marketing approach provides it with lower net marketing expenses than many of its competitors. The Company's revenues were $30.8 million for 1993, $152.2 million for 1994, $506.7 million for 1995, and $280.8 million for the three months ended March 31, 1996, while net income was $2.4, $15.9, $44.4, and $34.0 million, respectively, for the same periods. The Company's pricing structure is regularly reviewed so that subscribers of the Company's long distance service generally pay less than they would for AT&T, MCI, or Sprint long distance service. In addition, the Company currently provides value-added services to its subscribers, such as calling cards, 800 service, and international telecommunications service. The Company intends to provide nationwide paging services beginning in the third quarter of 1996.

  According to a 1995 FCC report, revenues of the U.S. long distance telecommunications industry were approximately $67 billion in 1994. The industry is highly competitive and is dominated by four carriers, AT&T, MCI, Sprint, and WorldCom, which together in 1994 accounted for approximately 88% of the overall market according to such 1995 FCC report. Moreover, according to such 1995 FCC report, while industry revenues grew at a compound annual rate of over 5% during the period from 1989 through 1994, the revenues of all carriers other than AT&T, MCI, Sprint, and WorldCom grew in the aggregate at an annual compound rate of over 16% during the same period.

  The Company's strategy has been to build a subscriber base without committing capital or management resources to construct its own network and transmission facilities. This strategy has allowed the Company to add subscribers without being limited by the capacity, geographic coverage, or configuration of any particular network that the Company might have developed. In 1990, the Company contracted with Frontier to provide switching services and network transmission of its subscribers' traffic, which has allowed the Company to pursue this strategy. As the volume of the Company's traffic has reached sufficient levels in certain markets, the Company now intends to seek other providers of long distance service and to develop its own long distance network, which may include the acquisition or leasing of switches and dedicated transmission lines, in those markets to reduce its dependence upon Frontier, provide additional services to its subscribers, and reduce expenses associated with the transmission of long distance calls.

  The Company's services are marketed nationwide exclusively through a network of IRs. The Company encourages IRs to enroll subscribers with whom the IRs have an ongoing relationship as a result of being a family member, friend, business associate, neighbor, or otherwise. The Company encourages, but does not require, the IRs to use the Company's products and services and to communicate the results of their use of such products and services to their subscribers. This network marketing system has been selected by the Company because the Company believes it reduces net marketing costs, subscriber acquisition costs, and subscriber attrition. The Company believes that subscribers will be more likely to remain with the Company because they have been enrolled with the Company by someone with whom they have an ongoing relationship. The Company also believes that its network marketing system will continue to build a base of potential subscribers for additional services and products. The Company does not require a person to be an IR in order to be a subscriber, and less than 25% of the Company's subscribers are IRs. The Company's network marketing system is particularly attractive to potential IRs because of the potential for supplemental income and because the IRs are not required to purchase any inventory, have no monthly sales quotas or account collection issues, have minimal paperwork, and have a flexible work schedule. The sales efforts of IRs are supported through various means, including Company-sponsored training and motivational satellite broadcast television shows. While other long distance carriers such as MCI and LCI market their long distance and paging services through network marketing alliances as part of their marketing strategy, EXCEL utilizes this marketing channel exclusively. The Company believes that because of its focus on the structuring, management, and control of the network marketing program, it has the information and the organizational structure to modify marketing and training programs for the IRs to respond to market changes and maintain the brand allegiance of the IRs. The Company believes that this focus has contributed to the Company's growth and the Company's ability to obtain and maintain IRs who are available and motivated to sell additional communications products.

  All IR compensation is paid directly by the Company and is based on the acquisition of subscribers and their long distance usage. IRs receive subscriber acquisition commissions only after, among other things, subscribers sign up for the Company's long distance service. IRs receive commissions on the long distance usage of subscribers who they have personally signed up. In addition, while the Company does not pay a commission to IRs for introducing new IRs to the Company, IRs do receive subscriber acquisition commissions and long distance usage commissions for subscribers signed up by certain other IRs they have recruited directly themselves or indirectly, as in the case of subscribers recruited by other IRs in their downline. The maximum aggregate subscriber acquisition commissions the Company may be required to pay for any new subscriber are approximately $95, but averaged $46.08 for the year ended December 31, 1995 and $48.44 for the three months ended March 31, 1996. The maximum aggregate long distance usage commissions the Company may be required to pay for a single subscriber from such subscriber's long distance usage are 9.75%, but averaged 6.62% for the year ended December 31, 1995 and 6.65% for the three months ended March 31, 1996.

  The following table includes the revenues and operating income (loss) for the communication and marketing operations of the Company for the years ended December 31, 1993, 1994, and 1995 and the three months ended March 31, 1995 and 1996.

                                                            THREE MONTHS ENDED
                               YEARS ENDED DECEMBER 31,         MARCH 31,
                               ---------------------------  -------------------
                                1993      1994      1995      1995      1996
                                    (IN THOUSANDS)
Revenues:
  Communication services...... $24,198  $108,819  $363,301  $ 51,015  $ 205,274
  Marketing services..........   6,650    43,339   143,397    17,724     75,516
                               -------  --------  --------  --------  ---------
Total......................... $30,848  $152,158  $506,698  $ 68,739  $ 280,790
                               =======  ========  ========  ========  =========
Operating income (loss):
  Communication services...... $ 4,626  $ 30,115  $ 81,792  $ 12,339  $  54,819
  Marketing services..........  (1,080)   (3,385)   (4,079)   (3,541)    (1,424)
                               -------  --------  --------  --------  ---------
Total......................... $ 3,546  $ 26,730  $ 77,713  $  8,798  $  53,395
                               =======  ========  ========  ========  =========

INDUSTRY OVERVIEW AND COMPETITION

  Since the break-up of AT&T in 1984, the domestic long distance market has roughly doubled to an estimated $67 billion in annual revenues in 1994 and AT&T's share has declined to approximately 56% of the market. MCI, Sprint, and WorldCom have increased their market shares to approximately 17%, 10%, and 5% of the market, respectively. AT&T, MCI, Sprint, and WorldCom constitute what generally is regarded as the first tier in the U.S. long distance market. The remainder of the market share is held by several large regional long distance companies, some with national capabilities such as the Company, Frontier, Cable & Wireless Communications, Inc., and LCI, and by several hundred smaller companies. Of the major long-distance carriers, AT&T, Sprint, WorldCom, and Frontier have been providing long distance products for resale for a number of years in order to capture incremental traffic volume. In 1994, MCI also adopted an aggressive stance in providing products for resale.

  In November 1995, the FCC terminated AT&T's status as a "dominant" carrier for the following domestic services: residential, operator, 800, directory assistance, and analog private line services. Like other non-dominant carriers such as the Company, AT&T is now allowed to file tariffs for all of its domestic services on one day's notice, and such tariffs are presumed lawful. As a non-dominant carrier, AT&T will no longer have to submit cost support data with certain tariff filings. In addition, AT&T will no longer have to file carrier-to-carrier contracts and will be relieved of certain annual reporting requirements as well as automatically authorized to extend service to any domestic point. The FCC deferred taking action on AT&T's status in the international market, although there can be no assurance that the FCC will not similarly terminate AT&T's status as a dominant carrier in the international market in the future. The FCC has recently proposed to regulate BOCs providing out-of-region interstate long distance services as "non-dominant" carriers as long as such long distance services are provided by an affiliate of the BOC and certain structural separation requirements are met, which may make it easier for the BOCs to compete directly with the Company for long distance subscribers.

  Today's domestic long distance telecommunications industry was principally shaped by a court decree entered in 1982 (the "AT&T Decree") that required the divesture by AT&T of its 22 BOCs. The AT&T Decree and subsequent proceedings administering the AT&T Decree divided the country into 201 LATAs (or Local Access and Transport Areas). The BOCs were given the right to provide local telephone service, local access service, and intra-LATA long distance service (service within the same LATAs). Almost all of the 22 BOCs were grouped under the Regional Bell Operating Companies (the "RBOCs"), which were separated from the long distance provider, AT&T. The BOCs were prohibited from providing inter-LATA service (service between LATAs). AT&T was allowed to continue providing inter-LATA service. Inter-LATA service, and in most states intra-LATA long distance services, also may be provided by other interexchange carriers ("IXCs"), including resale carriers such as the Company.

  The long distance market has also been affected by a separate court decree (the "GTE Decree") entered in 1984 that required the local exchange operations of the GTOCs to be structurally separated from the competitive operations of GTE, their parent company. The GTE Decree also prohibited the GTOCs from providing inter-LATA services.

  The 1996 Telecommunications Act includes certain prohibitions on AT&T, MCI, Sprint, and any other long distance carrier serving more than five percent of the nation's presubscribed access lines from jointly marketing their long distance services with local phone services acquired from the RBOCs for a specified period ending on the earlier of BOC receipt of in-region long distance authority or February 8, 1999. Because EXCEL does not meet such threshold, such prohibition does not currently apply to it. Consequently, during the time period that the prohibition is in effect in a particular state, the Company, upon receipt of all necessary regulatory approvals to provide local resale services, will be the only one of the four leading providers of residential long distance phone service able to resell the local phone service products of the RBOCs and jointly market those products with its long distance service. However, if during that time period a company were to build a facilities-based network that could compete with the BOCs in providing local residential phone service, AT&T, MCI, Sprint, and any long distance carrier serving more than five percent of the nation's presubscribed access lines could jointly market that company's local phone service with their long distance service. According to a 1995 FCC report, the U.S. local basic phone service market was estimated by the FCC to be in excess of $40 billion in 1994, and the domestic intra-LATA long distance market was estimated by the FCC to be in excess of $11 billion in 1994.

  To encourage the development of competition in the long distance market, the AT&T Decree requires the BOCs to provide all IXCs with access to local exchange services for inter-LATA calls that is "equal in type, quality, and price" to that provided to AT&T and to maintain a subscription process that gives telephone subscribers the right to designate a primary IXC (i.e., a "1-plus" long distance carrier) of their choice for inter-LATA and interstate calls. These so-called "equal access" and related provisions were intended to prevent preferential treatment of AT&T and to level the access charges that the BOCs could charge IXCs, regardless of their volume of traffic. Similar equal access requirements have been imposed upon the GTOCs by the GTE Decree and upon other independent telephone companies by the FCC. However, there remain a few limited "non-equal access" areas in the United States that are yet to be converted to "equal access," and the Company's services are not available in those areas. As a result of the equal access obligations imposed on the BOCs, the GTOCs, and the independent telephone companies, subscribers of all inter-LATA long distance companies were eventually allowed to initiate their calls by utilizing simple "1-plus" dialing (i.e., by dialing "1" plus the area code and telephone number of the person being called), rather than having to dial access or identification numbers and codes in order to be routed to the IXC preselected by the subscribers.

  Largely as a result of the AT&T and GTE Decrees, an inter-LATA long distance telephone call begins with the LEC transmitting the call by means of its local network to a point of connection with an IXC. The IXC, through its switching and transmission network, transmits the call to the LEC serving the area where the recipient of the call is located, and the receiving LEC then completes the call over its local facilities. For each long distance call, the originating LEC charges an access fee and the terminating LEC charges a terminating fee to the IXC. The IXC charges a fee for its transmission of the call, a portion of which covers the cost of the access and terminating fees charged by the LECs, which are regulated by the FCC and state utility commission. As competition emerges in the local service market, IXCs will have the ability to choose among incumbent LECs and competitive local service providers based upon price, quality of service, and other relevant factors.

  The 1996 Telecommunications Act has removed the restrictions in the AT&T Decree and the GTE Decree concerning the provision of inter-LATA service and telecommunications equipment manufacturing by the BOCs and GTOCs. If the regulations governing such access and related charges change, and when the BOCs and the GTOCs are permitted to participate in inter-LATA long distance service, then the BOCs or the GTOCs might, through control of such charges, obtain a competitive advantage over the Company and other IXCs.

  Legislative, judicial, and technological factors have helped to create the foundation for smaller long distance providers to emerge as viable competitive alternatives to AT&T, MCI, and Sprint for long distance telecommunication services. The FCC has required that all IXCs allow the resale of their services, and the AT&T Decree substantially eliminated different access arrangements as distinguishing features among long distance carriers. In recent years, national and regional network providers have substantially upgraded the quality and capacity of their domestic long distance networks, resulting in significant excess transmission capacity for voice and data communications. Due to anticipated advances in telecommunications transmission technology, the Company expects the resale of excess transmission capacity to continue to be an important factor in long distance telecommunications.

  An integral component of long distance telecommunications transmission is the switches necessary to direct calls or data over the appropriate transmission line. Facilities-based carriers maintain their own switches as part of their networks. Smaller, nonfacilities-based providers, such as the Company, generally contract for the use of switches in connection with their contractual arrangements for the use of a network. Profitability for nonfacilities-based carriers is based primarily on their ability to generate and retain sufficient revenue volume to negotiate attractive pricing with one or more facilities-based carriers. As an alternative, these providers may install their own switches and arrange for the acquisition, construction, or leasing of transmission facilities in those areas where they have sufficient volume to justify the capital expense and ongoing maintenance costs, and the Company anticipates using a portion of the net proceeds of the Offering for such purpose. The Company believes that its cost of providing communication services (expressed as a percentage of communication services revenues) is comparable to or less than that of the four largest long distance carriers when depreciation expenses are taken into account; although communication services line items for each of the four largest long distance carriers contain a blend of services in addition to long distance that may have either higher or lower margins than the long distance business itself.

  Telecommunication companies compete for subscribers based on price, among other things, with major long distance carriers conducting extensive advertising campaigns to capture market share. The Company does not incur the costs of advertising campaigns or many of the routine sales and marketing costs of the four largest long distance carriers. Consequently, the Company has achieved lower net marketing costs (approximately 1% of communication services revenues in 1995), which, coupled with its competitive transmission costs, has provided it with favorable operating margins, as compared with the four largest long distance carriers. There can be no assurance that such advantage will continue in the future or that a decrease in the rates charged for communications services by the major long distance carriers or other competitors, whether caused by general competitive pressures or the entry of the BOCs, GTOCs, and other LECs into the long distance market, would not have a material adverse effect on the Company's business, operating results, and financial condition.

STATUTORY AND REGULATORY CHANGES

  There are currently numerous regulatory changes under consideration, including the pricing of access charges paid to the LECs by the IXCs. In addition, changes have been made to the terms of the AT&T Decree since it was entered. On February 1, 1996, the U.S. House of Representatives and the U.S. Senate passed the 1996 Telecommunications Act, which is intended to introduce additional competition to the U.S. telecommunications market. The legislation was signed into law on February 8, 1996 by President Clinton. The legislation opens the local services market to competition by requiring LECs to permit interconnection to their networks and establishing, among other things, LEC obligations with respect to unbundled access, resale, number portability, dialing parity, access to rights-of-way, and mutual compensation. The legislation also codifies the LECs' equal access and nondiscrimination obligations and preempts inconsistent state regulation. In addition, the legislation contains special provisions that eliminate the AT&T Decree and the GTE Decree, thereby eliminating certain restrictions on the BOCs and GTOCs, respectively, providing long distance services and engaging in telecommunications equipment manufacturing. These new statutory provisions permit the BOCs to enter the long distance market. As of the date of enactment of the legislation, a BOC is no longer restricted from providing inter-LATA long distance service outside of those markets in which it provides local exchange service (referred to as "out-of-region" long distance service). A BOC may provide long distance service within the regions in which it also provides local exchange service (referred to as "in-region" service) if it satisfies several procedural and substantive requirements, including obtaining FCC approval upon a showing that (i) in certain situations facilities-based competition is present in its market, (ii) the BOC has entered into interconnection agreements in those states in which it seeks long distance relief, (iii) the interconnection agreements satisfy a 14-point "checklist" of competitive requirements, and (iv) BOC entry into in-region long distance markets is in the public interest. Before making its ruling, the FCC is instructed to consult with the U.S. Department of Justice (the "DOJ"), but the FCC is not bound by the recommendations of the DOJ. The GTOCs are permitted to enter the long distance market as of the date of enactment without regard to limitations by region, although the necessary state and/or federal regulatory approvals that are otherwise applicable to the provision of intrastate and/or interstate long distance service will need to be obtained, and the GTOCs are subject to the provisions of the 1996 Telecommunications Act that impose interconnection and other requirements on LECs.

  Prior to the passage of the 1996 Telecommunications Act, certain of the BOCs and the GTOCs were seeking this same kind of permission through the courts. Because the 1996 Telecommunications Act has removed the restrictions in the AT&T Decree and the GTE Decree, court actions to remove the restrictions are no longer necessary. On April 11, 1996 the District Court for the District of Columbia issued an order formally terminating the AT&T Decree. In addition, the GTOCs have filed motions to withdraw all motions pending before the District Court for the District of Columbia involving the GTE Decree, including GTE's previously filed request to terminate the decree.

  The BOCs thus are permitted to enter the out-of-region long distance market as of the date of enactment of the legislation, although a BOC seeking to provide long distance services must obtain any necessary state and/or federal regulatory approvals that are otherwise applicable to the provision of intrastate and/or interstate long distance service. The BOCs will be able to enter the in-region long distance market upon specific FCC approval and a finding by the FCC that the BOC satisfies the checklist and has satisfied the other applicable procedural and substantive requirements. The legislation defines in-region service to include every state, in its entirety, in which the BOC provides local exchange service, even if the BOC is not the incumbent local exchange service provider in all portions of that state. The Company will be facing new competition from the BOCs and the GTOCs that are able to obtain the necessary state and/or FCC approvals to provide out-of-region and/or in-region long distance service. The new legislation provides for certain safeguards to protect against anticompetitive abuse by the BOCs. Among other things, the legislation limits the ability of the BOCs to market jointly inter-LATA long distance service, equipment, and certain information services together with local services. The BOCs must pursue such activities only through separate subsidiaries with separate books and records, financing, management, and employees. All affiliate transactions must be conducted on an arm's length and nondiscriminatory basis. The BOCs are also prohibited from jointly marketing local and long distance services, equipment, and certain information services unless they permit competitors to offer similar packages of local and long distance services. Further, the BOCs must obtain in-region long distance authority before jointly marketing local and long distance service in a particular state. It is unknown whether these safeguards will provide adequate protection, and the impact of anticompetitive conduct on the Company, if such conduct occurs, is uncertain. In addition, IXCs such as the Company will be significantly affected by the implementation and enforcement of statutory and regulatory provisions designed to prevent the BOCs and the GTOCs from capitalizing on their monopolistic provision of local services to existing subscribers to win inter-LATA business.

  The 1996 Telecommunications Act also addresses a wide range of other telecommunications issues that will potentially impact the Company's operations, including a sunset provision pertaining to when safeguards designed to prevent BOCs from capitalizing on their local exchange monopolies will cease to apply; provisions pertaining to regulatory forbearance by the FCC; the imposition of additional liability for the unauthorized switching of subscribers' long distance carriers; the creation of new opportunities for competitive local service providers; and requirements pertaining to the treatment and confidentiality of subscriber network information. The legislation also restricts for some period AT&T and other long distance carriers serving more than five percent of the nation's presubscribed access lines from packaging their long distance services with local services provided over BOC facilities. It is unknown at this time precisely the nature and extent of the impact that the legislation will have on the Company. The legislation requires the FCC to conduct a large number of proceedings over the next year to adopt rules and regulations to implement the new statutory provisions and requirements.

  Depending on the exact nature and time of GTOC and BOC out-of-region and in-region entry into the long distance market, such entry and the ability of the Company's competitors to market jointly local and long distance services could have a material adverse effect upon the Company's results of operations. It is expected by the Company that most or all of the BOCs will file applications for out-of-region long distance service. Certain of the BOCs have already taken steps to provide out-of-region long distance services in multiple states. It is not known when, and under what specific conditions, other applications will be granted by the state utility commissions in those states.

  Other regulatory changes being seriously considered by state and federal regulatory authorities derive from competition that has developed in many areas for the provision of local access services. Competitive access providers have installed local networks that allow subscribers to route their long distance traffic directly to the designated IXC, and that allow end users to be connected to IXC points of presence, thereby bypassing the LEC. In certain instances, the LECs also have been afforded a degree of pricing flexibility in differentiating among markets and carriers in setting access charges and other rates in areas where adequate competition has emerged. The impact on the Company of granting the LECs greater pricing flexibility, together with other regulatory developments, cannot be determined at this time. The ability of LECs to grant volume discounts for charges billed to the larger IXCs, for which the Company would qualify (and to the extent the Company would continue to qualify), provides the Company with a competitive advantage over smaller IXCs. The LECs have yet to elect to provide volume discounts on access and terminating charges. See "--Regulation."

COMPANY STRATEGY

  The Company's goal is to be a provider of a wide range of communications products and services. The Company intends to increase revenues from each subscriber, increase the retention of subscribers, and provide additional revenue opportunities for its IR network. The Company intends to achieve this goal by pursuing the following strategy:

  . Maintain and Expand its Subscriber Base by continuing to offer high quality, competitively-priced products and superior customer care through a highly motivated and growing network of IRs.

  . Improve and Expand its Core Product Line by continuing to evaluate and negotiate with long distance carriers for products that offer the latest technology, a high level of quality, and prices that reflect the purchasing power of the Company's substantial subscriber base. The Company also intends to develop its own long distance network, which may include, among other things, acquiring or leasing switches and dedicated transmission lines, and intends to provide enhanced, value-added long distance products.

  . Offer Additional Communications Products by entering into agreements for the resale of additional communications products and services that meet the expanding needs of its subscribers, which may include, among others, paging, wireless cable, home security monitoring and communication, cellular phone service, local phone service, and Internet access. In March 1996, the Company entered into an agreement with PageMart to provide for the nationwide resale of paging products and services to the Company's subscribers, including Narrowband PCS products when they become available to PageMart's customers. The Company also intends to make strategic acquisitions to expand its product line.

  . Grow and Develop its Network of Independent Representatives by enhancing the recruiting and training services offered to IRs, continuing to support the marketing efforts of IRs, and introducing new income opportunities for IRs.

PRODUCTS AND SERVICES

  The Company offers a variety of long distance and value-added services and products to its subscribers in equal access areas, which currently include residential service, commercial service, 800 service, international service, and calling cards. All of the Company's long distance services require the subscriber to pay a minimum monthly fee regardless of actual usage. However, the Company's pricing structure is regularly reviewed so that most of the Company's tariffed rates are lower than the tariffed rates of AT&T, MCI, and Sprint, although in some instances the tariffed rates of the Company are higher. As a result, subscribers of the Company's long distance service generally pay less than they would for AT&T, MCI, or Sprint long distance service. The tariffed rates of the Company, AT&T, MCI, and Sprint change from time to time.

  The following summarizes the various long distance and value-added services and products the Company currently provides to its subscribers.

 RESIDENTIAL SERVICES

  The Company currently offers the following four residential services:
ExcelPLUSSM, ExcelPLUS IISM, PremierPLUS II SM, and My 800SM. ExcelPLUS, a "1-plus" dialing service, was the Company's primary residential long distance service until the introduction of ExcelPLUS II, which is currently the Company's primary residential long distance service. The Company no longer actively promotes or markets ExcelPLUS; although a small percentage of the Company's subscribers still use the service. For those subscribers still using ExcelPLUS, this service provides lower rates on nights and weekends and, except for Maine intrastate calls, a 50% discount off the Company's tariffed rates for direct dialed and calling card calls to other EXCEL residential and small business subscribers.

  ExcelPLUS II, a "1-plus" dialing service, is currently the Company's primary residential long distance service. ExcelPLUS II provides lower rates on nights and weekends and provides the largest savings on calls to other residential and small business subscribers of the Company. Except for Maine intrastate calls, the Company currently offers its subscribers using ExcelPLUS II a 30% discount off the Company's tariffed rates for direct dialed and calling card calls to all other numbers, which increases to a 50% discount off the Company's tariffed rates for direct dialed and calling card calls to numbers of other EXCEL residential or small business subscribers. The Company's tariffed rates, coupled with its discounts, result in the Company's subscribers generally paying less than they would for AT&T, MCI, or Sprint long distance service.

  PremierPLUS II, a "1-plus" dialing service, is designed for residents and small, in-the-home businesses, which generally make long distance calls during the business day. This service provides flat, non-distance sensitive rates and optional account codes. If a subscriber elects to have the account code option, then the subscriber will be billed directly by the Company rather than the LEC. Except for Maine intrastate calls, the Company currently offers its subscribers using PremierPLUS II a 30% discount off the Company's tariffed rates for direct dialed and calling card calls to all other numbers, which increases to a 50% discount off the Company's tariffed rates for direct dialed and calling card calls to numbers of other EXCEL residential or small business subscribers.

  My 800 service permits calls to a single location from telephones in diverse geographical service areas. My 800 is designed for residential subscribers, and it allows the residential subscriber to call home on an 800 number or to provide a toll-free number for family members to call home. The Company markets My 800 as an alternative to collect calling or calling card calls to home. This service offers subscribers a personal identification number, thus allowing each subscriber to restrict access to the 800 number. My 800 is only available to subscribers to one of the Company's "1-plus" calling plans. The rate charges for this service are designed to be generally less than those available from AT&T for comparable service.

 COMMERCIAL SERVICE

  The Company currently offers the following two commercial services: Premier Dial OneSM and Premier 800SM.

  Premier Dial One, a "1-plus" dialing service, is designed for small to medium-sized businesses outside the home, which generally make long distance calls during the business day. This service offers subscribers the following:
(i) incremental billing after the initial minute in six-second increments,
(ii) volume discounts, which currently range from 23% to 28.75% off the Company's tariffed rates, and (iii) optional account coding, which allows subscribers of this service to be billed directly by the Company.

  Premier 800 service permits calls to a single location from telephones in diverse geographical service areas. This service is designed for medium to large businesses. This service offers subscribers the following: (i) a toll-free 800 number, (ii) incremental billing after the initial minute in six-second increments, (iii) volume discounts, which currently range from 23% to 28% off the Company's tariffed rates, and (iv) optional account coding, which allows subscribers of this service to be billed directly by the Company.

 CALLING CARDS

  The Company offers a calling card to its residential and small business "1-plus" subscribers that can be used from any location. The calling card offers subscribers a 50% discount off the Company's applicable tariffed rate for each additional minute after the initial minute for calls to numbers of other EXCEL residential or small business subscribers. There is no monthly fee for calling cards.

 INTERNATIONAL SERVICE

  All Company subscribers have direct dial long distance service for international calls, and, as of August 1, 1995, all of the Company's subscribers became eligible to subscribe to the Company's WorldNet service. The Company's direct dial international rates are competitive with those of MCI and AT&T. However, any subscriber may elect to join the Company's WorldNet service for a $3 monthly fee and receive substantially lower international rates. International sales of long distance service were approximately $27.2 million, or 7.5% of the Company's total long distance revenues, for the year ended December 31, 1995.

DIRECTORY ASSISTANCE

  The Company provides "1-plus" directory assistance to its residential and small business subscribers at a flat charge per call.

PAGING

  In March 1996, the Company entered into a Reseller Agreement (the "Reseller Agreement") with PageMart, which is in the business of providing paging and wireless communications products and services. Under the Reseller Agreement, PageMart is required to provide, on a nonexclusive basis, paging products and services to the Company, including Narrowband PCS products when they become available to PageMart's customers, which may be resold nationwide by the Company to its subscribers under the "EXCEL" trade name or any other trade name, service mark, or trademark that the Company desires to use.

  The Reseller Agreement has a three-year term and will renew automatically for successive one-year periods unless either party gives at least six months' notice of its intent not to renew. In addition, under the Reseller Agreement, PageMart is required to provide the Company at least 90 days' prior written notice of any material modification, addition, and/or deletion to its paging network that has an adverse effect on the paging services to be provided to the Company's subscribers. PageMart may not terminate the Reseller Agreement other than for nonpayment or material breaches (after expiration of the applicable cure periods), except that PageMart may terminate the Reseller Agreement if the Company has failed to sell 10,000 pager numbers within six months after the Company commences providing paging services to its subscribers. In certain cases, PageMart will continue to provide paging services to subscribers of the Company who were receiving paging services as of the date of termination of the Reseller Agreement.

  The Reseller Agreement does not prohibit the Company from receiving paging services from any other paging company or from migrating its subscribers to another paging network upon 30 days' notice.

  The Company has not provided any paging products and services for its IRs to sell but expects to do so in the near future. There can be no assurance that such paging products or services will receive market acceptance in a timely manner, or at all, or that demand for such products or services will be at a level sufficient to provide profitable operations.

MARKETING

  The Company's services are marketed nationwide exclusively through a network of IRs. The Company encourages IRs to enroll subscribers with whom the IRs have an ongoing relationship as a result of being a family member, friend, business associate, neighbor, or otherwise. The Company encourages, but does not require, the IRs to use the Company's products and services and to communicate the results of their use of such products and services to their subscribers. This network marketing system has been selected by the Company because the Company believes it reduces net marketing costs, subscriber acquisition costs, and subscriber attrition. The Company believes that subscribers will be more likely to remain with the Company because they have been enrolled with the Company by someone with whom they have an ongoing relationship. The Company also believes that its network marketing system will continue to build a base of potential subscribers for additional services and products. The Company does not require a person to be an IR in order to be a subscriber, and less than 25% of the Company's subscribers are IRs. The Company's network marketing system is particularly attractive to prospective IRs because of the potential for supplemental income and because the IRs are not required to purchase any inventory, have no monthly sales quotas or account collection issues, have minimal paperwork, and have a flexible work schedule. The sales efforts of IRs are supported through various means, including Company-sponsored training held periodically throughout the year and motivational satellite broadcast television shows broadcast four times a week. For the year ended December 31, 1995, the Company experienced an attrition rate of approximately 22% for IRs (which, using the method of measuring attrition used by the Direct Selling Association, is calculated by dividing the number of IRs who leave the network during the year by the sum of the IRs at the beginning of the year plus the new IRs who sign up during the year). During the year ended December 31, 1995, 86% of the IRs who had a subscription for the Company's management services program, and whose annual renewals were due in 1995, elected not to renew; however, the Company has continued to add IRs at a higher rate than this attrition rate. The Company believes that this level of attrition is comparable to that experienced by other companies that use direct selling to market their products and services.

  All IR compensation is paid directly by the Company and is based on the acquisition of subscribers and their long distance usage. IRs receive subscriber acquisition commissions only after, among other things, subscribers sign up for the Company's long distance service. IRs receive commissions on the long distance usage of subscribers who they have personally signed up. In addition, while the Company does not pay a commission to IRs for introducing new IRs to the Company, IRs do receive subscriber acquisition commissions and long distance usage commissions for subscribers signed up by certain other IRs they have recruited directly themselves or indirectly, as in the case of subscribers recruited by other IRs in their downline, although certain performance criteria must be maintained in order to qualify to receive all such commissions. The performance criteria include maintaining a minimum number of personally-recruited subscribers and a minimum number of personally-recruited IRs. Commissions, once paid, are not reclaimable by the Company due to subscriber cancellation. The maximum aggregate subscriber acquisition commissions the Company may be required to pay for any new subscriber are approximately $95, but averaged $46.08 for the year ended December 31, 1995. The maximum aggregate long distance usage commissions the Company may be required to pay for a single subscriber from such subscriber's long distance usage are 9.75%, but averaged approximately 6.62% for the year ended December 31, 1995. The difference between actual commission payments and the maximum payment occurs as a result of the failure of certain IRs to qualify to receive commissions from the efforts of downline IRs. If over time IRs' downline structures are developed more fully and/or more IRs maintain the required qualifications, commissions expense will increase.

  An individual, partnership, or corporation may become an IR by paying a one-time, fully-refundable application deposit of $50, except in certain states where no deposit is required. Upon payment of the deposit, the IR receives a package of basic materials to begin his or her business. The Company strongly encourages IRs to purchase its optional management services program for $195, with an annual renewal of $180 (the $50 application deposit is waived upon purchase of this program) (the "Management Services Program"). This program provides the IR with an enhanced kit, including marketing materials, and personal training by a certified trainer, who is paid by the Company for training such IR. The program also includes a subscription to the monthly IR newsletter, important bookkeeping services, and access to corporate marketing personnel as advisors, all of which the Company believes are helpful to an IR in the management of his or her business. The great majority of IRs have chosen to purchase the optional Management Services Program. IRs are not restricted to any specific geographic location to acquire subscribers or recruit downline IRs, and the Company believes that many IRs acquire subscribers and recruit downline IRs who reside in a different geographic location than such IRs.

 MANAGEMENT OF IRS

  The Company seeks to limit the statements that IRs make about the Company's business by requiring IRs giving presentations to potential subscribers or new IRs to adhere to a prescribed script. Each IR also receives policies and procedures that must be followed in order to maintain the IR's status in the organization. IRs are expressly forbidden from making any representation as to the possible earnings of any IR from the Company, other than a statement prepared by the Company indicating the range of actual earnings by all IRs. IRs are also prohibited from creating any marketing literature that has not been pre-approved by the Company. The Company regularly enforces these policies and procedures by either suspending or terminating violators. The Company regularly audits business presentations around the country, generating a "report card" for the presenting IR, and applies penalties, if necessary. However, because the IRs are classified as independent contractors, the Company is unable to provide them the same level of direction and oversight as Company employees. While the Company has these policies and procedures in place governing the conduct of the IRs, it is difficult to enforce such policies and procedures for the IRs. Violations of these policies and procedures reflect negatively on the Company and have led to informal complaints by various state regulatory authorities, which may occur again in the future and which could have a material adverse effect on the Company's results of operations. See "Risk Factors--Dependence on Independent Representatives and Legal Action by Certain IRs" and "--Regulation and Management of Independent Representatives" and "Business--Legal Matters."

 TRAINING AND MARKETING SUPPORT

  The Company provides training to all IRs who have purchased the optional Management Services Program. The training includes a detailed explanation of the Company's products, the IR compensation plan, and the use of the various marketing tools available to the IR. The Company publishes a monthly newsletter for the IRs providing informative and motivational articles (the "Communicator"), as well as recognizing IR achievements. The Company also broadcasts motivational and training shows to the IRs who have purchased a satellite dish via transmission on a private band ("Excelevision") four times weekly. The Communicator and Excelevision allow the Company to keep the IRs up to date on new promotions, products, developments, and changes to the Company's policies and procedures. The Company also offers for sale through its catalogs a wide variety of marketing tools, audio and videotapes, visual aids, desk accessories, and clothing and novelty items designed to assist IRs in their marketing efforts and to promote name recognition of the Company. The Company regularly updates its marketing materials to reflect the Company's available services and products and timely information about the Company. The Company holds an annual convention, known as "Excelebration(TM)," for IRs each year. This event provides recognition to the top performers, direct access to senior management, and a chance for IRs to share experiences and develop support systems. The Company also participates throughout the country in rallies that current IRs and potential new IRs attend to learn more about the Company.

  The Company encourages individuals to become an AC to provide personal training to IRs. The fee to become an AC is generally $395 (with an annual renewal fee of $100), and the Company does not require that the individual be an IR (although most of the ACs are also IRs). An AC must complete a more extensive training course than that offered to IRs to become certified as an AC. The maximum amount the Company may be required to pay for the training of an AC is $100, but averaged approximately $74.16 for the year ended December 31, 1995. The difference between actual AC training fees and the maximum payment occurs as a result of a variety of factors, including the failure of ACs to obtain training, the failure of the persons training the ACs, or persons in their upline, to meet or maintain the necessary qualifications for receiving such training fees, and the failure of the persons training the ACs from time to time to request such payments.

  ACs train IRs and, upon submitting a request for payment, an AC receives a one-time $40 payment from the Company for each IR trained. In addition, IRs who have achieved certain performance benchmarks become eligible to receive up to $14 in additional commissions on all training fees paid to ACs that such IRs have personally recruited to become ACs. ACs are initially trained by other ACs who have received advanced training, known as Regional Training Directors and National Training Directors. Additional training compensation, in the amount of $80 for each AC they personally train, is available for ACs who are further certified through advanced training and become Regional Training Directors or National Training Directors. As ACs qualify at higher levels within the organization, they can obtain payments for each IR trained by ACs within their downline organization. The maximum amount the Company may be required to pay for the training of an IR is $54 ($40 to the AC and $14 to the IR who recruited the AC), but averaged approximately $34.43 for the year ended December 31, 1995. The difference between actual IR training fees and the maximum payment occurs as a result of a variety of factors, including the failure of IRs to obtain training, the failure of the persons training the IRs, or the ACs in the upline of the IRs being trained, to meet or maintain the necessary qualifications for receiving such training fees, and the failure of the persons training the IRs from time to time to request such payments. ACs are not restricted to training IRs who reside in any specific geographic location, and the Company believes that many ACs train IRs who reside in a different geographic location than such ACs.

  The Company operates a call center staffed by service agents who have automated systems to answer IR questions and provide IR support. This system includes a current database of all IRs, their downlines, and their subscribers. During 1995, the Company added an interactive voice recognition system that allows IRs 24-hour access to information through their touch-tone phones. In addition, the Company has developed a proprietary commission processing system to process the high volumes of data necessary to calculate commissions on long-distance usage, commissions on the acquisition of long distance subscribers, and commissions on IR and AC training. This system incorporates the provisions of the Company's marketing program to prepare monthly downline reports and commission payment details to IRs and ACs. Certain commissions are calculated and paid weekly.

  Set forth below is certain data of the Company relating to IRs and ACs:

                                                      YEARS ENDED DECEMBER 31,
                                                      -------------------------
                                                       1993     1994     1995
Number of applications from new independent repre-
 sentatives (IRs)....................................  28,067  156,275  461,158
Number of applications from new area coordinators
 (ACs)...............................................   4,740   28,220  100,538

CUSTOMER CARE

  The Company strives to provide superior customer care and support for its subscribers and believes that personal contact with its subscribers through IRs and customer service representatives is a significant factor in subscriber acquisition and retention. The Company encourages IRs to contact each of their subscribers on a monthly basis to keep the subscriber satisfied with the Company's long distance service.

  The Company operates a call center staffed by the Company's customer service employees, who have completed a certification and training program provided by the Company. To enhance the effectiveness of the customer service representatives, the Company, in addition to the initial training program, provides ongoing training to all customer service representatives. The Company's customer service department uses on-line, real-time automated systems that (i) interface with the marketing database to obtain related IR information, (ii) provide notes from all prior contacts with the subscriber, and (iii) provide a complete account and payment history for subscribers directly billed by the Company. Through this proprietary contact management software, the Company is able to provide a high level of customer care. The Company also provides subscriber support on a bilingual basis, in English and Spanish, and is in the process of developing systems that will enable the Company to provide multilingual support; however, no assurance can be made as to when, if ever, the Company will be able to provide multilingual support.

  By the end of 1996, the Company intends to have operational two additional call centers with automated systems to manage calls. The Company will build one of these call centers (and has already commenced construction on that call center) and will lease the other. The Company believes that the additional call centers will enhance the Company's ability to provide superior customer care and subscriber support.

  The Company has a "win-back" program, in which customer service representatives call subscribers who have cancelled the Company's services. For the year ended December 31, 1995, over 25% of the subscribers contacted elected to sign up with EXCEL again.

  In order to improve the Company's products and services, the Company internally audits its various products and services. Furthermore, since IRs are frequently subscribers, the Company benefits from monitoring by and suggestions of IRs, including suggestions from a Company-sponsored focus group of leading IRs, on how to improve the Company's products and services.

INFORMATION SYSTEMS

  The Company believes that maintaining sophisticated and reliable transaction processing systems is essential for a communications company. The Company continues to invest substantial resources in maintaining and enhancing its computer systems. The Company's systems are designed to: (i) minimize the time to connect a subscriber to the Company's long distance service through the LEC (referred to as provisioning), (ii) provide detailed and customized subscriber billing information, (iii) respond quickly to subscriber and IR needs and information requests, (iv) provide detailed and customized IR commission payments, and (v) monitor and analyze financial and operating trends. In order to meet these needs and expand transaction processing systems to accommodate the Company's expected growth, capital and operating expenditures for information technology operations and development activities are expected to exceed $57 million during 1996.

 SUBSCRIBER SUPPORT

  The Company utilizes automated systems to support its subscriber provisioning and subscriber maintenance processes. These processes include adding the subscriber to the Company's database, notifying the long distance carrier and the LEC of subscribers' elections, and monitoring subscriber status changes. The Company maintains dedicated lines with Frontier including subscriber account information, subscriber status information, and the addition and deletion of features and products, such as secondary phone lines and personal 800 numbers. These dedicated lines enhance communications and minimize the time required to provision new subscribers and enhance the ability to respond to changes in subscriber status. The timely exchange of information facilitates the Company's efforts to monitor disconnects by the LECs in order to minimize bad debt expenses related to calling card usage and reacquire subscribers who have switched from the Company's long distance service.

  Call detail records are received daily from Frontier over dedicated lines. The call detail record includes the originating telephone number, the terminating number, the duration of the call, the type of call, and the date and time of the call. Each call detail record is rated according to the subscriber's rate plan in effect at the time of the call utilizing the Company's proprietary billing systems. The daily receipt of call detail records accelerates cash collections by minimizing the time between the call dates and billing dates. Daily call detail records also enable the Company to monitor traffic patterns and investigate potential fraudulent calls in a more timely manner.

 IR SUPPORT

  The Company operates a call center where advisors utilize automated systems to answer IR questions and provide information to the IRs. This system includes a current database of all IRs, their downlines, and their subscribers. During 1995, the Company added an interactive voice recognition system that allows IRs 24-hour access to information through touch-tone phones.

  The Company has developed a custom commission processing system that incorporates the provisions of the Company's marketing program for purposes of calculating commissions on long distance usage, commissions on the acquisition of long distance subscribers, and commissions for IR and AC training. The Company also maintains transaction processing systems that facilitate the automatic shipment of IR training and marketing materials. In addition, the Company has an order processing system that tracks the receiving, storage, shipment, and purchasing of sales aid products.

 FINANCIAL SYSTEMS

  The Company's financial software was upgraded at the end of 1995 with an enhanced financial system. The system is capable of operating on several platforms, exists in a client-server environment, employs a graphical interface, and has a relational and scalable database. In addition, the Company purchased a decision support system that interfaces with its financial systems. These systems enable the Company to track and analyze financial information and operations efficiently and effectively as well as create custom reports.

  Receivables for subscribers who are directly billed by the Company are maintained on an automated system that tracks each billing invoice, payments, adjustments, and current balance. The software used by the collections department allows it to suspend or cancel a subscriber for non-payment and to reactivate the subscriber once payment is received. In order to reduce bad debt expense, the Company performs on-line, real-time credit checks through a national service for commercial accounts. Additionally, the Company and its carriers actively monitor calls on a continuous basis through automated systems in an effort to detect fraud as early as possible.

SUPPLIERS

  The Company does not own a long distance network, and pursuant to the Company's current contract with Frontier, the Company currently depends primarily upon Frontier to provide for the transmission of phone calls by its subscribers and to provide the call detail records upon which the Company bases its subscriber billings. The Company originally contracted with Frontier (then known as Allnet Communication Services, Inc.) to provide switching services and network transmission of its subscribers' traffic in 1990. Effective as of April 1, 1995, the Company entered into a new multiple-year contract with Frontier, which has a fixed term expiring on April 30, 1998 (although it may be extended), for long distance telecommunications services. Although the Company believes that its relations with Frontier are strong and should remain so with continued contract compliance, the termination of the Company's current contract with Frontier, the loss of the telecommunication services, or a reduction in the quality of the service the Company receives from this long distance carrier could have a material adverse effect on the Company's results of operations. In addition, the accurate and prompt billing of the Company's subscribers is dependent upon the timeliness and accuracy of call detail records provided to the Company by Frontier. There can be no assurance that accurate information will be provided by Frontier on a timely basis, the failure of which would have a material adverse effect on the Company's results of operations.

  The Frontier contract provides that Frontier may increase the rates that it charges the Company on a LATA-by-LATA basis upon a showing that access charges have increased in such LATA or that Frontier's price to the Company is below its cost. Frontier must provide the Company with 120 days notice of any such price increase, and no price increase may be effective prior to September 1, 1996. In the event the Company receives notice of a price increase from Frontier, the Company has the ability upon 90 days notice to Frontier to route its long distance traffic in such LATA to another carrier; however, there is no assurance that any other carrier will provide rates as favorable as those previously provided by Frontier. In addition, in the event access and termination charges decrease in a particular LATA and Frontier, after a timely request by the Company, elects not to reduce its rates to the Company accordingly, the Company will have the right to remove the affected traffic and reduce its minimum monthly commitment accordingly.

  On May 2, 1996, the Company received a notice of a price increase to be effective on September 1, 1996 from Frontier for approximately 30% of its LATAs and may receive additional notices in the future for other LATAs. The Company is seeking agreements to route its long distance traffic in the LATAs covered by the notice and in other LATAs to other carriers and believes that it will be able to obtain rates as favorable as those rates previously charged by Frontier for such areas, although no assurance can be given that such agreements will be entered into or regarding the terms that such agreements will contain. The Frontier contract provides that if such affected long distance traffic is moved to another carrier as a result of such price increase, the monthly minimum commitment of 100 million minutes to Frontier will be reduced proportionately.

  The Frontier contract currently provides that Frontier is the exclusive carrier for the Company for its calling card and 800 personal identification number services. The Company has the right to transfer other long distance traffic to SSC and any network developed by the Company, including any third party network with circuits that are directly connected to the EXCEL network, and, in the event that Frontier raises transmission costs, the affected traffic (including calling card and 800 personal identification number traffic) may be moved to any network while reducing the Company's overall commitment to Frontier. Additionally, the Frontier contract was amended on April 27, 1996 to allow the Company to utilize additional carriers for certain states, provided that the Company must notify Frontier by June 1, 1996 if it has entered into agreements with other carriers or the right to utilize such additional carriers terminates. As permitted by the Frontier contract and as part of the Company's strategy to develop its own long distance network to, among other things, ease its reliance on

Frontier, the Company has contracted with SSC for the provision of long distance usage services for the Company's subscribers. SSC was formed by the Company and IXC Long Distance, Inc. ("IXC Long Distance") to lease, install, and operate five switches incorporated into the SSC network in order to provide switched services to IXC Long Distance and the Company. In January 1996, the Company sold its entire 49% interest in SSC to IXC Long Distance. See "Recent Developments and Certain Transactions."

  The Company is required to purchase or use certain minimum monthly amounts of long distance usage under both the Frontier contract and the SSC contract. Under the Frontier contract, the Company must purchase a monthly minimum of 100 million minutes of long distance usage, subject to certain reductions, irrespective of the actual usage of the Company's subscribers. For the month of March 1996, the Company used approximately 435 million minutes. In addition, contemporaneously with the sale of its entire 49% interest in SSC to IXC Long Distance in January 1996, the Company agreed to purchase a minimum of 70 million minutes of long distance usage per month over the SSC network, irrespective of the actual usage of the Company's subscribers. Such minimum minutes of usage required by Frontier and SSC may be more difficult to maintain if additional carriers are utilized by the Company. In February 1996, the Company began transferring sufficient amounts of existing long distance traffic from the Frontier network, or directing new long distance traffic to the SSC network, such that the Company expects that, as required under the SSC contract, this minimum commitment will be met beginning no later than October 1996. The minimum commitment continues through the earlier of (i) the date on which the Company has routed 4.2 billion minutes over the SSC network, (ii) five years from the beginning of the month during which the Company first routes 70 million minutes over the SSC network, and (iii) the date on which certain other conditions are met. Once EXCEL is in compliance with its minimum commitment requirements, EXCEL will be required to provide notice to SSC if EXCEL subsequently migrates long distance traffic away from the SSC network, unless the Company's service agreement with SSC has been previously terminated.

  The Company intends to meet the minimum commitment under the SSC contract, subject to SSC's ability to meet the agreed performance criteria. As a result, while Frontier was responsible for carrying traffic representing all of the Company's revenues from sales of long distance revenues in 1994 and 1995, the Company does not expect this historical reliance on Frontier to continue. However, since the rates charged to the Company under the Frontier contract for long distance service are discounted at certain volumes, the Company expects that Frontier will continue to carry a substantial amount of the Company's long distance traffic in the foreseeable future. The Company is currently seeking agreements with other carriers in selected markets including MCI and WorldCom. The Company anticipates that such agreements would contain minimum commitment requirements and would provide for rates comparable to those provided by Frontier and SSC, although no assurance can be given as to whether such agreements will be entered into or the terms that they would contain. See "--Industry Overview and Competition," "Risk Factors-- Relationship with Carriers," "Management's Discussion and Analysis of Financial Condition and Results of Operation," and "Recent Developments and Certain Transactions."

DEVELOPMENT OF A LONG DISTANCE NETWORK

  The Company's business strategy includes the development of a long distance network, which may include, among other things, acquiring or leasing switches and dedicated transmission lines, as an alternative to the facilities-based long distance service provided by Frontier and SSC. The development of a long distance network will permit the Company to re-route some traffic from Frontier and may eventually lower costs for the Company in general to selected cities serviced by the switches in such a network. The development of a long distance network will also reduce the Company's reliance on Frontier. However, in acquiring or leasing the switches and dedicated transmission lines needed to develop a long distance network, the Company may incur substantial indebtedness and fixed operating costs, which would be a departure from historical operations. In addition, the FCC is in the process of repricing the local transport component of the access charges paid to the LECs to complete a long distance call, and such repricing could affect the economies associated with developing a long distance network. As a result, while the development of a long distance network is an important part of the Company's strategy in the future, there can be no assurance that development of a long distance network will be completed or, if completed, will be beneficial to the Company. See "Risk Factors--Risks Relating to Development of a Long Distance Network."

PROPRIETARY RIGHTS

  The Company has acquired from another company a federally-registered service mark for the name "EXCEL" for long distance telecommunications services and has licensed back to such company the right to continue to use the "EXCEL" mark for five years (subject to renewals) for certain outbound long distance communications. In addition, the Company relies upon common law rights to establish and protect its intellectual property. There can be no assurance that the Company's measures to protect its intellectual property will deter or prevent the unauthorized use of the Company's intellectual property. If the Company is unable to protect its intellectual property rights, including existing trademarks and service marks, it could have a material adverse effect upon the Company's results of operations.

  Numerous companies have preexisting rights to the name "EXCEL," and these companies could seek to require the Company to obtain a license from them or require the Company to change its name, either of which could entail substantial costs. Additionally, if the Company were required to change its name, it would lose all associated goodwill. From time to time, companies may assert other trademark and service mark rights relevant to the Company's business. In such cases, the Company will evaluate each claim relating to its intellectual property and, if appropriate, would seek a license; however, there can be no assurance that the Company could obtain a license on commercially reasonable terms. If the Company is unable to obtain such a license, the Company could be prohibited from utilizing such trademark or service mark and would lose all associated goodwill that it has developed. In addition, future products of the Company may need to be marketed under different names if the mark "EXCEL" is being used by other companies. The Company could also incur substantial costs to defend any legal action taken against the Company. If, in any legal action that might arise, the Company's asserted trademarks or service marks should be found to infringe upon other intellectual property rights, the Company could be enjoined from further infringement and required to pay damages. In the event a third party were to sustain a valid claim against the Company, and in the event any required license were not available on commercially reasonable terms, the Company's results of operations could be materially adversely affected. Litigation, which could result in substantial cost to and diversion of resources of the Company, may also be necessary to enforce intellectual property rights of the Company or to defend the Company against claimed infringement of the rights of others. See "Risk Factors--Possible Claims Relating to Ownership of Proprietary Rights."

REGULATION

  The terms and conditions under which the Company provides communications services are subject to government regulation. Federal laws and FCC regulations apply to interstate telecommunications, while particular state regulatory authorities have jurisdiction over telecommunications that originate and terminate within the same state. In addition, the Company's network marketing system is or may be subject to or affected by extensive federal and state regulation.

 FEDERAL

  The Company is classified by the FCC as a non-dominant carrier, and therefore is subject to somewhat reduced federal regulation. After the recent reclassification of AT&T as a non-dominant carrier in its provision of domestic services, among domestic carriers only the LECs are classified as dominant carriers for the provision of interstate access services. As a consequence, the FCC regulates many of the rates, charges, and services of the LECs to a greater degree than the Company's. The FCC has proposed that the BOCs offering out-of-region interstate interexchange services be regulated as non-dominant carriers, as long as such services are offered by an affiliate of the BOC that complies with certain structural separation requirements, which may make it easier for the BOCs to compete directly with the Company for long distance subscribers. These would be the same separation requirements that currently are applicable to independent LECs that provide interstate interexchange services, although the FCC on March 21, 1996 initiated a rulemaking proceeding in which it is considering whether to modify or eliminate these separation requirements.

  Because AT&T is no longer classified as a dominant carrier, certain pricing restrictions that formerly applied to AT&T have been eliminated, which should make it easier for AT&T to compete with the Company for low volume long distance subscribers. International carriers may also be classified as dominant if they exercise market power or are considered to be affiliated with foreign carriers, as defined under the FCC's rules. Non-dominant carriers are currently required to file interstate and international tariffs. The FCC generally does not exercise direct oversight over cost justification and the level of charges for service of non-dominant carriers, such as the Company, although it has the statutory power to do so. Non-dominant carriers are required by statute to offer interstate and international services under rates, terms, and conditions that are just, reasonable, and not unduly discriminatory. The FCC has the jurisdiction to act upon complaints filed by third parties or brought on the FCC's own motion against any common carrier, including non-dominant carriers for failure to comply with its statutory obligations. The FCC also has the authority to impose more stringent regulatory requirements on the Company and change its regulatory classification from non-dominant to dominant. In the current regulatory environment, the Company believes, however, that the FCC is unlikely to do so. Additionally, the 1996 Telecommunications Act grants explicit authority to the FCC to "forbear" from regulating any telecommunications services provider in response to a petition and if the agency determines that the public interest will be served. On February 15, 1996, Hyperion Telecommunications, Inc., a competitive access provider, filed a petition with the FCC requesting that the FCC adopt a forbearance policy with regard to tariff filing requirements for non-dominant carriers. If the petition is granted, the Company and other non-dominant carriers would no longer be required to maintain tariffs on file at the FCC. Additionally, on March 21, 1996, the FCC adopted a Notice of Proposed Rulemaking that proposes, pursuant to the forbearance authority granted to the FCC by the 1996 Telecommunications Act, that non-dominant domestic IXCs should no longer file tariffs. If finally adopted, the FCC's proposal would not allow domestic non-dominant carriers to maintain tariffs on file with the FCC. The Notice of Proposed Rulemaking also initiates a review of other FCC regulations currently applicable to domestic interstate interexchange services to determine how such regulations should be changed consistent with the deregulatory goals of the 1996 Telecommunications Act. Among other issues, the FCC is proposing to eliminate the current prohibition against the bundling of subscriber premises equipment with the provision of interexchange services by non-dominant domestic carriers. It is not known when the FCC will take final action in this rulemaking proceeding or whether any or all of the proposed rules will be finally adopted.

  The FCC imposes only minimal reporting requirements on non-dominant resellers, although the Company is subject to certain reporting, accounting, and record keeping obligations. A number of these requirements are imposed, at least in part, on all carriers and others are imposed on carriers such as the Company, whose annual operating revenues exceed $100 million. The Company has been granted authority by the FCC to provide international telecommunication services through the resale of switched services of various carriers. The FCC reserves the right to condition, modify, or revoke such international authority for violations of the Communications Act of 1934 or its rules.

  The Company currently has two tariffs on file with the FCC, one covering its domestic interstate services and one covering international services. Although the tariffs of non-dominant carriers, and the rates and charges they specify, are subject to FCC review, they are presumed to be lawful and are seldom contested. As a domestic non-dominant carrier, the Company is permitted to make domestic tariff filings on a single day's notice and without cost support to justify specific rates. As an international non-dominant carrier, the Company has been required to include, and has included, detailed rate schedules in its international tariffs, which are filed on 14-days' notice without cost support to justify rates. Resale carriers, like all other interstate carriers, are also subject to a variety of miscellaneous regulations that, for instance, govern the documentation and verifications necessary to change a subscriber's long distance carrier, limit the use of "800" numbers for pay-per-call services, require disclosure of certain information if operator assisted services are provided, and govern interlocking directors and management.

  The Company is also subject to the FCC's prior approval requirement for a transfer of control or assignment of its international authority, including for pro forma transfers such as that created by the Reorganization, which was undertaken by the Company in January 1996. See "Recent Developments and Certain Transactions." As a result, the Company has obtained retroactive FCC approval of a pro forma transfer of control that occurred as part of the Reorganization.

  At present, the FCC exercises its regulatory authority to set rates primarily with respect to the rates of dominant carriers, and it has increasingly relaxed its control in this area. Even when AT&T was classified as a dominant carrier for its domestic services, the FCC most recently employed a "price cap" system, which essentially exempted most of AT&T's services, including virtually all of its commercial and "800" services, from traditional rate of return rate regulation because the FCC believed that these services were subject to adequate competition. Similarly, the FCC is in the process of repricing the local transport component of access charges (i.e., the fee for use of the LEC transmission facilities connecting the LEC's central offices and the IXCs' access points). In addition, the LECs have been afforded a degree of pricing flexibility in setting interstate access charges where adequate competition exists. The impact of such repricing and pricing flexibility on IXCs, such as the Company, cannot be determined at this time.

  The 1996 Telecommunications Act, which was enacted into law on February 8, 1996, authorizes the BOCs to provide inter-LATA interexchange telecommunication services, upon the receipt of any necessary state and/or federal regulatory approvals that are otherwise applicable to the provision of intrastate or interstate long distance services and, for in-region long distance services, upon specific FCC approval and upon satisfying other conditions, including a checklist of interconnection and other requirements. The 1996 Telecommunications Act also provides for certain safeguards against anticompetitive conduct by the BOCs in the provision of inter-LATA service including a requirement for a separate subsidiary and certain joint marketing limitations. Anticompetitive conduct could result, among other things, from a BOC's access to all subscribers on its existing local network as well as from the potential for improper cross-subsidization to lower costs related to the termination and origination of calls on its own local network facilities within its operating territory. It is unknown whether these safeguards will provide adequate protection, and the impact of anticompetitive conduct on the Company, if it occurs, is uncertain. The legislation also restricts AT&T and other long distance carriers serving more than five percent of the nation's presubscribed access lines from packaging their long distance services with local services provided over BOC facilities.

  The GTOCs were previously prohibited from providing interexchange telecommunications services by the GTE Decree. The 1996 Telecommunications Act vacates the GTE Decree and authorizes the GTOCs to provide inter-LATA interexchange telecommunications services without regard to limitations by region, although the necessary state and/or federal regulatory approvals that are otherwise applicable to the provision of intrastate and/or interstate long distance service must be obtained by the GTOCs prior to the provision of long distance service, and the GTOCs are subject to the provisions of the 1996 Telecommunications Act that impose interconnection and other requirements on LECs. Anticompetitive conduct could result from, among other things, a GTOC's access to all subscribers on its existing network as well as the potential for improper cross-subsidization to lower costs related to termination and origination of calls within its territory.

  Like other long distance carriers, the Company has been the subject of complaints before the FCC regarding the unauthorized switching of subscribers' long distance carriers, also known in the industry as "slamming." The FCC has made a preliminary finding that the Company engaged in two alleged slamming incidents, which occurred in August 1994, and for which the FCC assessed proposed fines against the Company in the aggregate amount of $80,000. This finding is not a final order, and the Company has filed a timely response with the FCC in which facts were presented that, in the Company's view, justify rescinding in its entirety or reducing the proposed penalty. The Company's response is still pending, and the FCC has not issued a final decision. The Company believes that this matter will be resolved without a material adverse impact upon the Company's results of operations, but the Company cannot be assured of such resolution. Additional informal complaints for unauthorized switching of subscribers' long distance carriers and regarding subscriber liability for billed calls for which the subscriber denies responsibility and other billing issues also have been lodged against the Company before the FCC. The Company has filed timely responses to these informal complaints. Although such complaints could result in additional legal actions or proceedings being initiated against the Company, the Company believes that such matters would be satisfactorily resolved without a material adverse impact upon the Company's results of operations, but the Company cannot be assured of such resolution. Should the Company's belief with respect to any or all of the complaints pending before the FCC be incorrect, a final determination by the FCC that the Company engaged in the unauthorized switching of subscribers' long distance carriers or other unauthorized conduct could have a material adverse effect upon the Company's results of operations as, among other requirements, the Company would be subject to financial penalties and potential revocation of its operating authority for interstate calls, as well as other possible restrictions.

  In addition, the 1996 Telecommunications Act adds a new provision that imposes liability upon all telecommunications carriers, including the Company, to the carrier previously selected by the subscriber for unauthorized switching of subscribers' long distance carriers. Liability is imposed in an amount equal to all charges paid by the subscriber after the unauthorized conversion. The FCC is required to adopt new rules to implement this new statutory requirement. The impact that this statutory provision will have on the Company cannot be determined at this time.

 STATE

  The Company is subject to varying levels of regulation in the states in which it is currently authorized to provide intrastate telecommunications services. The vast majority of the states require the Company to apply for certification to provide intrastate telecommunications services, or at least to register or to be found exempt from regulation, before commencing intrastate service. The vast majority of states also require the Company to file and maintain detailed tariffs listing their rates for intrastate service. Many states also impose various reporting requirements and/or require prior approval for transfers of control of certified carriers, and/or for corporate reorganizations; acquisitions of telecommunications operations; assignments of carrier assets, including subscriber bases; carrier stock offerings; and incurrence by carriers of significant debt obligations. As a result, the Company has filed notices with various states regarding the Offering. The Company has also filed notices and/or applications for approval for the Reorganization. In certain jurisdictions the Company has sought retroactive or nunc pro tunc authority for the Reorganization. While the Company expects to receive all requested approvals with respect to the Reorganization, the Company has not received all such approvals as of the date of this Prospectus. Certificates of authority can generally be conditioned, modified, cancelled, terminated, or revoked by state regulatory authorities for failure to comply with state law and/or the rules, regulations, and policies of the state regulatory authorities. Fines and other penalties, including the return of all monies received for intrastate traffic from residents of a state, may be imposed for such violations. If state regulatory agencies conclude that the Company has taken steps without obtaining the required authority, they may impose one or more of the sanctions listed above.

  The staff at the Pennsylvania Public Utility Commission ("PPUC") has informally indicated that the PPUC will not process the Company's application for approval of the Reorganization until completion of the Pennsylvania Attorney General's discussion with the Company regarding its marketing practices. The discussions with the Pennsylvania Attorney General's Office are part of the routine reviews conducted by various states from time to time of the activities of the IRs in such states. The Company believes that it is in compliance with the applicable laws and regulations of Pennsylvania and that its application to the PPUC for approval of the Reorganization will be granted in the near future.

  The states accounting for the most minutes of long distance usage of the Company, based on minutes of long distance usage from calls originating within the state (and from 800 calls originating outside the state but that are billable to a subscriber who resides in that state), are California, Florida, Texas, North Carolina, and Michigan, which for the year ended December 31, 1995 accounted for approximately 12.2%, 7.6%, 5.8%, 5.1%, and 4.3% (or approximately 35% in the aggregate) of the Company's total minutes of long distance usage.

  Currently, the Company is certificated and tariffed to provide intrastate inter-LATA service in all states where such authorization can be obtained. Six states in the U.S. are single-LATA states (Alaska, Connecticut, Hawaii, New Hampshire, Rhode Island, and Vermont), and, therefore, the only authority available in those states is intra-LATA authority. The Company has received intra-LATA authority in Alaska, Connecticut, New Hampshire, and Vermont. In addition, the Company has obtained authority to provide intrastate intra-LATA service, in addition to inter-LATA authority, in a number of other states and is actively pursuing such authority in all remaining states. Although the Company intends and expects to obtain operating authority in each jurisdiction in which operating authority is required, there can be no assurance that one or more of these jurisdictions will not deny the Company's request for operating authority. The Company continuously monitors regulatory developments in all 50 states in order to ensure regulatory compliance. To the extent that the Company converts from a switchless reseller to a switched-based reseller or a facilities-based carrier, modification or amendment of the Company's state certifications may be required.

  The Company has resolved a show cause proceeding before the Florida Public Service Commission that initially had proposed a fine in the aggregate amount of $35,000 against the Company for 35 unauthorized switching incidents, which occurred over a period of several years. On March 5, 1996, the Florida Public Service Commission voted to resolve this matter without a finding of liability against the Company. An order has been approved by the Florida Public Service Commission that terminates the proceeding without an admission of wrongdoing by the Company; provided the Company makes a $10,000 payment to the Florida treasury, which is less than the $35,000 payment initially sought by the Florida Public Service Commission. The $10,000 payment has been made by the Company, and this matter has become final. The Company also has resolved satisfactorily a proceeding before the Maine Public Utilities Commission (the "Maine Commission") concerning the level of certain rate increases proposed by the Company in tariff revisions filed with the Maine Commission. Although issues regarding marketing practices and notice to subscribers may be considered in a future proceeding, on March 7, 1996, the Maine Commission approved a stipulation in this proceeding that resolves the tariff issues raised by the Maine Commission and allows the tariff revisions that were at issue in this proceeding to become effective. The Company has implemented a number of safeguards to greatly reduce the number of unauthorized subscriptions being activated by the Company. Since the Company and the IRs do not telemarket and do require signed letters of agency from all subscribers, the Company believes that the potential for slamming is substantially reduced.

  Additional complaints for unauthorized switching of subscribers' long distance carriers and for other issues involving subscriber liability for billed calls for which the subscriber denies responsibility and other billing issues have been lodged against the Company before other state public utilities commissions. Although such complaints could result in additional legal actions or proceedings being initiated against the Company, the Company believes that such matters would be satisfactorily resolved without a material adverse impact upon the Company's results of operations, although the Company cannot be assured of such resolution. A final determination by one or more jurisdictions that the Company engaged in the unauthorized switching of subscribers' long distance carriers or other unauthorized conduct could have a material adverse effect upon the Company's results of operations as, among other things, the Company would be subject to financial penalties and potential revocation of its operating authority in the particular jurisdiction, as well as other possible restrictions.

 NETWORK MARKETING

  The Company's network marketing system is or may be subject to or affected by extensive government regulation, including, without limitation, state regulation of marketing practices and federal and state regulation of the offer and sale of business franchises, business opportunities, and securities. In addition, the Internal Revenue Service and state taxing authorities in any of the 50 states where the Company has IRs could classify the IRs or the ACs as employees of the Company (as opposed to independent contractors). Any assertion or determination that the Company's business is not in compliance with government requirements could have a material adverse effect upon the Company's results of operations.

  The Company believes that it is in compliance with the requirements of federal and state regulatory authorities and maintains communications regularly with the various regulatory authorities in each jurisdiction. The Missouri Department of Labor and Industrial Relations has made a determination that the IRs in Missouri (approximately 2.4% of the Company's IRs at December 31, 1995) were employees for unemployment compensation withholding purposes, and had demanded tax payments for all completed taxable periods commencing with the 1990 fiscal year, which, as of the date of this Prospectus, was in excess of $200,000. However, the Missouri Department of Labor and Industrial Relations has agreed in exchange for a voluntary payment of $7,000 by the Company, without the Company admitting any liability, and a promise by the Company to cooperate in a new determination, that it will withdraw its earlier determination, accept such payment as full and complete settlement of all periods prior to January 1, 1995, and issue a new determination for the year 1995 forward. The Company believes that the determination by Missouri for the year 1995 forward will be that the IRs are not employees based upon an exclusion from the definition of employment in the applicable Missouri statute for services performed as a direct seller. A final determination by Missouri or any other jurisdiction that the IRs are employees could cause the Company to be subject to penalties and interest for taxes not withheld, require the Company to withhold taxes in the future, and require the Company to pay unemployment insurance. Additionally, an adverse determination by any one state could influence the decisions of regulatory authorities in other jurisdictions. Any or all of such factors could adversely affect the way the Company does business and could affect the Company's ability to attract potential IRs.

  While the regulations governing network marketing are complex and vary from state to state, the Company believes that it is in compliance with and has from time to time modified its network marketing system to comply with interpretations of various regulatory authorities. The failure to comply in any one state could cause the Company to pay fines as well as to stop doing business in that state, which could influence the decisions of regulatory authorities in other states and could have a material adverse effect upon the Company's results of operations.

FACILITIES

  The Company operates out of eight separate locations in Dallas, Texas consisting of approximately 350,000 square feet of general and administrative office space and one service center in Houston, Texas consisting of approximately 60,000 square feet under leases that expire at various times in the future. The Company has commenced construction on a new facility, which includes a new call center and a new distribution center, consisting of an aggregate of approximately 250,000 square feet in Addison, Texas, which the Company expects to be completed in 1996 and which is owned by the Company in fee simple. The Company believes that, due to its recent growth, it will have to lease or build additional facilities in order to meet adequately its needs in the future, including at least one additional call center and new corporate headquarters.

EMPLOYEES

  As of March 31, 1996, the Company employed approximately 1,500 people. This number does not include IRs and ACs, who are classified by the Company as independent contractors rather than employees of the Company; however, this number does include a limited number of employees who are also IRs. The Company no longer allows employees to be IRs or ACs, but has a few employees that became IRs before July 1, 1995 and have been allowed to continue in both capacities. The Company's employees are not unionized, and the Company believes its relationship with its employees is good.

AREA CODE AGREEMENTS

  In addition to the fees and commissions described above that are paid to IRs, the Company entered into agreements with nine persons or entities from 1990 to 1992 whereby, in return for a one-time payment to the Company, each of the persons or entities receives a commission on long distance usage in specified area codes of approximately 2%, which payments totaled $855,000 (or approximately 0.23% of the Company's total long distance revenues) for the year ended December 31, 1995. These agreements have an indefinite term. These agreements were entered into to provide a cash infusion to the Company, and the Company does not intend to enter into any additional agreements of a similar nature.

LEGAL MATTERS

  On May 3, 1996, Linden Wood, Brad Campbell, Candy Campbell, Jerry Szeszulski, and Team Excel of Independent Representatives ("Team Excel") filed suit in state district court in Tulsa County, Oklahoma, jointly and severally, against the Company, its indirect subsidiary, EXCEL Telecommunications, Inc., Stephen R. Smith, a director and the Executive Vice President of Marketing of the Company, and Kenny A. Troutt, a director and the Chief Executive Officer, President, and Chairman of the Board of the Company. Each of the individual plaintiffs is an IR and a member of Mr. Wood's downline and each is alleged to be a member of Team Excel. Team Excel is alleged to be an unincorporated association of IRs that was formed by Mr. Wood and others as an independent association of IRs. Mr. Wood has been an IR for several years and has been one of the top ten highest earning representatives for the last six months.

  The plaintiffs have asserted claims against the Company and the individual defendants for defamation, unfair competition, and interference with contractual relations. The plaintiffs allege that the defendants have threatened to terminate the IR agreement with each of the plaintiffs and that the defendants have maliciously: published an article containing false statements about each plaintiff; engaged in actions that constitute unfair competition and trade practices; and engaged in actions that constitute interference with the alleged contractual relationships between each individual plaintiff and his or her downline IRs. The plaintiffs collectively are seeking actual damages of $105,000,000 and punitive damages of $300,000,000. The plaintiffs are also seeking attorneys' fees and costs, and such other relief as the court deems just and appropriate. The Company and the other defendants have removed the action to the United States District Court for the Northern District of Oklahoma.

  The Company denies the allegations, is vigorously defending the litigation, and believes the ultimate outcome thereof will not have a material adverse effect upon the Company's results of operations or financial position. The Company believes that its actions with respect to the IRs, including the plaintiffs, have been reasonable and in compliance with the Company's contractual agreements with the IRs. However, an unfavorable outcome in this matter could have a material adverse effect upon the Company's results of operations or financial position. Even if the Company and other defendants ultimately prevail, the defense effort could involve considerable cost (including the costs of paying for the defense of Mr. Troutt and Mr. Smith pursuant to their rights to indemnification) and a diversion of management efforts. In the past, the Company has had IRs with significant downlines reduce their efforts and in some cases quit the business completely, and such actions have not had a material adverse impact upon the Company's results of operations or financial position. As a result, the Company believes that these issues with Mr. Wood and the other plaintiffs will not have a material adverse effect upon the Company's results of operations or financial position. However, regardless of the outcome of the litigation, the mere existence of this dispute with these plaintiffs could lead to a decline in revenues generated from or through the efforts of the plaintiffs and their respective downlines as well as an adverse impact on the Company's relationship with IRs and the Company's ability to attract potential IRs generally, all of which could have a material adverse effect on the Company. See "Risk Factors-- Dependence on Independent Representatives and Legal Action by Certain IRs" and "Management--Limitation of Liability."

  A former consultant to the Company verbally notified the Company in 1995 that it is his belief that he will have an option to acquire shares of the Common Stock after the Offering. From 1990 to 1993, the Company was a party to a written consulting agreement with such consultant, which granted him the option to purchase 0.05% of the outstanding Common Stock of the Company at an exercise price of $0.0000025 per share in the event the Company completes an initial public offering. The Company terminated the consulting agreement in accordance with its terms during 1993. The Company believes that such option has been terminated, although there can be no assurance that such consultant will not make such a claim against the Company or, if made, whether it would be successful. The Company has offered to settle this matter by confirming the existence of an option to acquire 49,500 shares of the Company's Common Stock exercisable at an exercise price of $.001 per share.

  In addition, from time to time the Company is party to routine litigation and proceedings that may be considered as part of the ordinary course of its business. Currently, besides the matters described in""--Regulation," the Company is not aware of any other current or pending litigation that it believes could have a material or adverse effect on the Company's results of operations or financial condition. See "--Regulation."

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The following table provides certain information regarding the executive officers and directors of the Company.

            NAME             AGE                    POSITIONS
Kenny A. Troutt.............  48 Chief Executive Officer, President, Chairman of
                                 the Board, and Director
John J. McLaine.............  47 Executive Vice President, Chief Financial
                                 Officer, Secretary, and Director
Stephen R. Smith............  51 Executive Vice President of Marketing and
                                 Director
Craig E. Holmes.............  38 Vice President and Chief Accounting Officer
J. Christopher Dance........  31 Vice President--Legal Affairs and Assistant
                                 Secretary
Steven J. Troutt............  43 Vice President and Treasurer
M. Kathy Delahoussaye.......  39 Vice President--Teleservices
Daniel Martignon, Jr. ......  56 Vice President--Network Operations
Linda L. Gimnich............  48 Vice President--Revenue Management
Dan L. Robison..............  38 Vice President--Facilities Management
Sandra L. Egland............  47 Vice President--Human Resources

  Each director serves until the next annual meeting of stockholders and until his successor is duly elected and qualified. Officers serve at the discretion of the Board of Directors. Pursuant to its listing agreement with the NYSE, the Company intends to appoint one outside director as soon as practicable, but in no event later than three months following the date of listing, and a second outside director within one year of listing.

  KENNY A. TROUTT, Chief Executive Officer, President, Chairman of the Board, Director, and the founder of the Company, has served as President and a director of the Company since the Company's formation in 1988. In January 1991, Mr. Troutt was elected as Chairman of the Board of the Company and, in July 1995, he was elected as Chief Executive Officer of the Company. Mr. Troutt served as Secretary and Treasurer of the Company from December 1988 until July 1995. Prior to 1988, Mr. Troutt served as President of SunTex Resources, Inc., an oil and gas exploration company located in Dallas, Texas, which he founded in 1982. In 1970, Mr. Troutt founded Kenny Troutt Construction, a construction company located in Omaha, Nebraska, and served as its sole manager until 1982. Mr. Troutt is a graduate of Southern Illinois University.

  JOHN J. MCLAINE, Executive Vice President, Chief Financial Officer, Secretary, and Director, has been employed by the Company and has performed the function of chief financial officer since August 1994. In July 1995, Mr. McLaine was elected as Secretary and a director of the Company and, in January 1996, he was formally elected as Executive Vice President and Chief Financial Officer of the Company. Mr. McLaine served as Vice President and Treasurer of the Company from July 1995 until January 1996. Prior to August 1994,
Mr. McLaine served as President of McLaine Associates, Inc., a consulting firm providing consulting services with respect to mergers and acquisitions and business turnarounds, which he founded in 1990. From June 1991 to September 1992, Mr. McLaine provided services to, and served as Chairman of the Board and Chief Executive Officer of, HPC Laboratories, Inc. and its subsidiary, Hunt Products Company, Inc., which were clients of McLaine Associates, Inc. Hunt Products Company was a distributor of private label personal care products. After Mr. McLaine's resignation, a change of control of such companies occurred and, in February 1994, the subsidiary company was put into involuntary bankruptcy. From 1989 until 1990, Mr. McLaine served as the Chief Financial Officer and President of International Operations for Pearle Vision, Inc., a retail optical chain. Prior to 1989, Mr. McLaine served as Vice President of Finance and Control for American National Can Company, an international packaging company. Mr. McLaine holds an MBA from DePaul University and a BS degree from the University of Scranton and is a Certified Public Accountant.

  STEPHEN R. SMITH, Executive Vice President of Marketing and Director, served the Company as an independent consultant from January 1989 until January 1996. Mr. Smith was elected as Executive Vice President and a director of the Company in July 1995. Mr. Smith was elected as Executive Vice President of Marketing of the Company in January 1996 and became an employee of the Company in February 1996. Mr. Smith helped to develop the Company's network marketing system. From 1984 through 1988, Mr. Smith served as an independent representative and consultant for various network marketing organizations, including Coastal Telephone, a regional long distance company, and Netcom Information Systems, a voice mail company.

  CRAIG E. HOLMES, Vice President and Chief Accounting Officer, has been employed by the Company and has performed the function of chief accounting officer since September 1995. In January 1996, Mr. Holmes was formally elected Vice President and Chief Accounting Officer of the Company. From 1982 until September 1995, Mr. Holmes was with Arthur Andersen LLP, and he was elected as a Partner in the Audit and Business Advisory Services unit at Arthur Andersen LLP in 1995. Mr. Holmes' practice focused in the areas of financial audits, corporate finance, and business process re-engineering. Mr. Holmes holds BBA and MS degrees from Texas Tech University and is a Certified Public Accountant.

  J. CHRISTOPHER DANCE, Vice President--Legal Affairs and Assistant Secretary, has been employed by the Company and has performed the function of general counsel since May 1995. In January 1996, Mr. Dance was formally elected as Vice President--Legal Affairs and Assistant Secretary of the Company. Prior to assuming his present position, Mr. Dance served as an attorney with Munsch Hardt Kopf Harr & Dinan, P.C. From 1990 until 1994, Mr. Dance served as an attorney with Akin, Gump, Strauss, Hauer & Feld, L.L.P. Mr. Dance holds a BBA in Accounting & Finance from Texas A & M University and a JD from the University of Texas School of Law.

  STEVEN J. TROUTT, Vice President and Treasurer, has been employed by the Company and has performed the function of treasurer since January 1995. In January 1996, Mr. Troutt was formally elected as Vice President and Treasurer of the Company. From February 1990 to January 1995, Mr. Troutt served as Accounting Systems Coordinator with Lincoln Telephone and Telegraph Company, a local telephone operating company based in Lincoln, Nebraska, and from 1979 until 1990 Mr. Troutt held various other accounting positions with Lincoln Telephone and Telegraph Company. Mr. Troutt holds a BS in Accounting from Southern Illinois University. Mr. Troutt is the brother of Kenny Troutt, a director of the Company, as well as its Chairman of the Board, President, and Chief Executive Officer.

  M. KATHY DELAHOUSSAYE, Vice President--Teleservices, has been employed by the Company and has performed the function of head of the teleservices department since January 1995. In January 1996, Ms. Delahoussaye was formally elected as Vice President--Teleservices of the Company. From August 1993 to January 1995, Ms. Delahoussaye served as a Senior Consultant for The Management Network Group, Inc., a consulting firm specializing in telecommunications companies. From 1991 until July 1993, Ms. Delahoussaye served as Executive Vice President, Operations for The National Registry, Inc., a start-up company established to develop and market industrial, government, and consumer applications for biometric fingerprint identification systems. From 1990 until 1991, Ms. Delahoussaye served as Chief Executive Officer and President of Mega Designs, Inc., an apparel company specializing in the design and distribution of garments for the tourist industry. Ms. Delahoussaye holds an Associates degree from Lon Morris College.

  DANIEL MARTIGNON, JR., Vice President--Network Operations, has been employed by the Company and has performed the function of head of network operations since October 1994. In January 1996, Mr. Martignon was formally elected as Vice President--Network Operations of the Company. From June 1992 until October 1994, Mr. Martignon served as Area Manager, Common Channel Signaling for Southwestern Bell Telephone's five-state territory supporting the administrative functions of the SS7 network. From September 1987 until June 1992, Mr. Martignon served as Area Manager for Southwestern Bell Telephone, a RBOC, and was responsible for network management of switching and SS7 elements. Prior to 1987, Mr. Martignon served in various engineering capacities with Southwestern Bell Telephone.

  LINDA L. GIMNICH, Vice President--Revenue Management, has been employed by the Company and has performed the function of head of revenue management since June 1995. In January 1996, Ms. Gimnich was formally elected as Vice President--Revenue Management. From August 1993 to June 1995, Ms. Gimnich served as a principal of The Management Network Group, Inc., a consulting firm specializing in telecommunications companies. From December 1992 until August 1993, Ms. Gimnich served as Director of Program Management, Strategic Planning for Sprint. From March 1990 until December 1992, Ms. Gimnich served as Lead Facilitator, IS Organization of Sprint's TQM Process. Ms. Gimnich holds a BS from Louisiana State University.

  DAN L. ROBISON, Vice President--Facilities Management, has been employed by the Company and has performed the function of head of facilities management since July 1995. In January 1996, Mr. Robison was formally elected as Vice President--Facilities Management. From February 1992 to July 1995, Mr. Robison held various marketing positions with the Company. From June 1989 until February 1992, Mr. Robison served as a Leasing Director with Rubeloff, a national real estate leasing and management company. Mr. Robison holds a BA in business from the University of Kansas.

  SANDRA L. EGLAND, Vice President--Human Resources, has been employed by the Company and has performed the function of head of the human resources department since December 1995. In January 1996, Ms. Egland was formally elected as Vice President--Human Resources. From May 1991 to December 1995, Ms. Egland was Vice President, Human Resources, at BeautiControl Cosmetics, Inc., a national manufacturer and retailer of cosmetics, beauty supplies, and skin care products. From January 1988 to May 1991, Ms. Egland was head of human resources at Convex Computer Corporation. Ms. Egland holds a BA from Bradley University and has a Masters Degree from Marquette University.

COMMITTEES OF THE BOARD

  Subsequent to the Offering, the Board of Directors will establish an audit committee (the "Audit Committee"). The Audit Committee will be comprised solely of independent directors and will be charged with reviewing the Company's annual audit and meeting with the Company's independent accountants to review the Company's internal controls and financial management practices.

  Also, subsequent to the Offering, the Board of Directors will establish a compensation committee (the "Compensation Committee"). The Compensation Committee will be comprised solely of "disinterested persons" within the meaning of Rule 16b-3(c)(2)(i) promulgated under the Exchange Act and "outside directors" as contemplated by Section 162(m)(4)(C)(i) of the Internal Revenue Code of 1986, as amended (the "Code"). The Compensation Committee will be responsible for establishing salaries, bonuses, and other compensation for the Company's executive officers and for administering the Company's 1995 Stock Option Plan, including granting options and setting the terms thereof pursuant to such plan.

DIRECTORS' COMPENSATION

  The Company's policy is not to pay compensation to directors who are also employees of the Company. The Company is in the process of establishing a compensation policy for non-employee directors.

LIMITATION OF LIABILITY

  As permitted by the DGCL, the Company's Certificate of Incorporation provides that directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for (i) any breach of the director's duty of loyalty to the Company or its stockholders, (ii) any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law, (iii) any transaction from which the director derived any improper personal benefit, or (iv) any act related to an unlawful stock repurchase or payment of a dividend.

  The Company's Certificate of Incorporation further provides that a director shall not be liable to the Company or its stockholders to such further extent as permitted by any law hereafter enacted, including, without limitation, any subsequent amendment to the DGCL.

  As a result of these provisions, the Company and its stockholders may be unable to obtain monetary damages from a director for breach of the duty of care. Although stockholders may continue to seek injunctive or other equitable relief for an alleged breach of fiduciary duty by a director, stockholders may not have any effective remedy against the challenged conduct if equitable remedies are unavailable.

  In addition, the Company's Certificate of Incorporation provides certain rights of indemnification for all officers and directors and the Company has in effect a directors and officers liability insurance policy.


EXECUTIVE COMPENSATION

 SUMMARY COMPENSATION TABLE

  The following table summarizes for the fiscal year ended December 31, 1995, the compensation of the Company's Chief Executive Officer and the other five highest paid executive officers of the Company who were paid more than $100,000 during such fiscal year (collectively, the "Named Executive Officers").

                          SUMMARY COMPENSATION TABLE

                                                                              LONG TERM
                                                                             COMPENSATION
                                     1995 ANNUAL COMPENSATION                   AWARDS
                             ------------------------------------------- --------------------
                                                          OTHER ANNUAL   NUMBER OF SECURITIES ALL OTHER COM-
NAME AND PRINCIPAL POSITION  SALARY ($)    BONUS ($)(1) COMPENSATION ($)  UNDERLYING OPTIONS   PENSATION($)
Kenny A. Troutt..........    $1,365,000     $2,000,000        --                   --                  --
 Chief Executive Officer,
  President, and Chairman
  of the Board
Stephen R. Smith.........           --             --         --                   --           $3,938,000(2)
 Executive Vice President
  of Marketing
John J. McLaine..........       225,000         76,950        --               990,000(3)           66,262(4)
 Executive Vice
  President, Chief
  Financial Officer, and
  Secretary
M. Kathy Delahoussaye....       122,500(5)      40,793        --               495,000(3)           42,482(4)
 Vice President--
  Teleservices
Daniel Martignon, Jr.....       110,000         36,531        --                   --               34,864(4)
 Vice President--Network
  Operations
Steven J. Troutt.........       108,365(6)      37,061        --               495,000(3)           36,025(4)
 Vice President and
  Treasurer

- ---------------------
(1) Represents bonus amounts earned in fiscal year 1995 and paid in fiscal year 1996.
(2) Represents amounts earned through commissions pursuant to a written agreement between the Company and Mr. Smith that was entered into on May 1, 1989. See "Recent Developments and Certain Transactions." Although Mr. Smith was elected as Executive Vice President of the Company in July 1995, Mr. Smith served the Company principally as an independent consultant in 1995. Mr. Smith was elected as Executive Vice President of Marketing of the Company in January 1996 and became an employee of the Company in February 1996. See "--Executive Officers and Directors."
(3) Represents stock options granted pursuant to the 1995 Stock Option Plan, which have an exercise price of $4.55 and are subject to vesting requirements.

(4) Represents shares of Common Stock, valued at $5.17 per share, allocated in 1995 to the participant's account under the ESOP. See "--Benefit Plans-- Employee Ownership Plan."
(5) Represents the portion of M. Kathy Delahoussaye's $130,000 annual salary earned since her employment commenced in January 1995.
(6) Represents the portion of Steven J. Troutt's $120,000 annual salary earned since his employment commenced in January 1995.

 OPTION GRANTS IN LAST FISCAL YEAR

  The following table provides information on options granted to the Named Executive Officers during the fiscal year ended December 31, 1995.

                                                                              POTENTIAL
                                                                             REALIZABLE
                                                                              VALUE AT
                                       INDIVIDUAL GRANTS                       ASSUMED
                         ----------------------------------------------        ANNUAL
                                                                              RATES OF         NUMBER OF
                                      PERCENT                                STOCK PRICE       SECURITIES    VALUE OF
                         NUMBER OF    OF TOTAL                              APPRECIATION       UNDERLYING   UNEXERCISED
                         SECURITIES   OPTIONS                                FOR OPTION       UNEXERCISED  IN-THE- MONEY
                         UNDERLYING  GRANTED TO   EXERCISE                   TERM($)(3)        OPTIONS AT   OPTIONS AT
                          OPTIONS   EMPLOYEES IN  PRICE PER  EXPIRATION --------------------- DECEMBER 31, DECEMBER 31,
          NAME           GRANTED(1) FISCAL YEAR  SHARE($)(2)    DATE        5%         10%      1995(4)    1995($)(4)(5)
John J. McLaine.........  990,000       19.6%       $4.55     10/30/05  $2,830,023 $7,171,834   990,000      $618,300
M. Kathy Delahoussaye...  495,000        9.8%        4.55     10/30/05   1,415,011  3,585,917   495,000       309,200
Steven J. Troutt........  495,000        9.8%        4.55     10/30/05   1,415,011  3,585,917   495,000       309,200

- ---------------------
(1) The options granted vest in six installments of varying percentages. The options begin vesting on May 1, 1997 and become fully vested five years after the first vesting date, subject to earlier vesting upon a change of control (as defined in the 1995 Stock Option Plan pursuant to which such options were granted).
(2) All options were granted at a price at least equal to the fair market value of the Common Stock on the date of grant, as determined by the Board of Directors of the Company based on a business valuation of the Company performed by an independent appraiser.
(3) The 5% and 10% assumed annual compound rates of stock appreciation are mandated by the rules of the Commission and do not represent the Company's estimate or projection of future Common Stock prices. The actual value realized may be greater or less than the potential realizable value set forth in the table.
(4) All of these options were unexercisable at December 31, 1995.
(5) Calculated on the basis of the fair market value of the Common Stock on December 31, 1995 of $5.17 per share, as determined by an independent appraisal, less the exercise price payable for such shares.

BENEFIT PLANS

 1995 STOCK OPTION PLAN

  The EXCEL Telecommunications, Inc. 1995 Stock Option Plan was adopted in October 1995 by the Board of Directors of EXCEL Telecommunications, Inc. and approved by its shareholders in October 1995, and was assumed by EXCEL Communications, Inc. in connection with the Reorganization. In March 1996, the 1995 Stock Option Plan was amended (as amended, the "1995 Stock Option Plan") by the Board of Directors of the Company to increase the number of shares that may be issued upon exercise of options granted thereunder, and the stockholders approved such amendment. The 1995 Stock Option Plan is intended to provide a means by which selected employees and consultants of the Company may be given an opportunity to purchase Common Stock. EXCEL Communications, Inc., by means of the 1995 Stock Option Plan, seeks to retain the services of persons who are now employees of or consultants to EXCEL Communications, Inc. and its affiliates, to secure and obtain the services of new employees and consultants, and to provide incentives for such persons to exert maximum efforts for the success of EXCEL Communications, Inc. and its affiliates.

  Options granted under the 1995 Stock Option Plan may be either options that qualify (the "Incentive Stock Options") or options that do not qualify for treatment as "incentive stock options" under Section 422 of the

Code. Incentive Stock Options may be granted under the 1995 Stock Option Plan to any person who is an officer or other employee (including officers and employees who are also directors) of EXCEL Communications, Inc. or any of its subsidiaries. The exercise price of Incentive Stock Options must be at least the fair market value of a share of Common Stock on the date of grant (and not less than 110% of the fair market value in the case of an Incentive Stock Option granted to an optionee owning 10% or more of the Common Stock). A total of 8,910,000 shares of Common Stock have been reserved for issuance upon the exercise of options granted or to be granted under the 1995 Stock Option Plan. As of the date of this Prospectus, options to purchase 5,127,325 shares of Common Stock are outstanding, with 4,853,475 shares of Common Stock issuable at an exercise price of $4.55 per share and 273,850 shares of Common Stock issuable at an exercise price per share equal to the initial public offering price (none of which are vested or exercisable), no options have been exercised, and 3,782,675 shares remain available for future option grants.

  The 1995 Stock Option Plan provides that it is to be administered by the Company's Board of Directors or a committee appointed by the Board of Directors (the "Administrators"). Prior to the consummation of the Offering, the 1995 Stock Option Plan was administered by the Board of Directors of the Company. Subsequent to the Offering, the members of the Compensation Committee of the Board, who will be disinterested persons as such term is used in Rule 16b-3 promulgated under the Exchange Act, will administer the 1995 Stock Option Plan. The Administrators have full and final authority in their discretion, subject to the 1995 Stock Option Plan's provisions, (i) to determine the individuals to whom, and the time or times at which, options shall be granted and the number of shares of Common Stock covered by each option, (ii) to construe and interpret the 1995 Stock Option Plan, and (iii) to make all other determinations and take all other actions deemed necessary or advisable for the proper administration of the 1995 Stock Option Plan. The 1995 Stock Option Plan and any option may be amended or discontinued by the Administrators at any time without the approval of the stockholders of the Company, subject to certain exceptions.

  Generally, options that have been granted under the 1995 Stock Option Plan vest in six installments of varying percentages. These options begin vesting on May 1, 1997, and become fully vested five years after the first vesting date. The term of an option may not exceed 10 years (or five years in the case of an Incentive Stock Option granted to an optionee owning 10% or more of the Common Stock). However, at any time after January 31, 1996, in the event of
(i) a merger or consolidation of the Company or transfer of voting stock of the Company as a result of which the holders of all of the voting stock of the Company prior to such event do not continue to hold either directly or indirectly at least a majority of the Company's voting stock after such event,
(ii) a sale of all or substantially all of the assets of the Company, or (iii) certain changes in the majority of the Board of Directors during any 12 consecutive month period after the Company has registered securities under the Securities Act, the options may be exercised in whole or in part without regard to the installment vesting provisions thereof. The accelerated vesting of outstanding options upon the occurrence of such a "change in control" transaction could have the effect of delaying, deferring, or preventing a change in control of the Company. See "Description of Capital Stock--Certain Anti-Takeover Matters."

 MANAGEMENT INCENTIVE PLAN

  The EXCEL Telecommunications, Inc. 1996 Management Incentive Plan (the "Incentive Plan") was adopted by the Board of Directors of EXCEL
Telecommunications, Inc. and by the Board of Directors of EXCEL
Communications, Inc. on February 5, 1996 and replaced the previous incentive plan, which had been adopted in July 1995.

  The Incentive Plan provides for the payment of cash compensation to eligible participants upon the achievement of individual and corporate performance targets, which performance targets are determined by the Compensation Committee of the Board of the Company based on the recommendations of senior management. Under the Incentive Plan, award eligibility is determined by the Compensation Committee at the beginning of each performance/award period, based on management's recommendations. Vice presidents, departmental directors, and officers of the Company who are primarily responsible for the growth and profitability of the Company are eligible to be participants in the Incentive Plan. The performance measurement periods are each 12 months, as determined by the Compensation Committee.

 EMPLOYEE OWNERSHIP PLAN

  Effective October 1, 1995, EXCEL Telecommunications, Inc., the Company's predecessor, established its Amended and Restated Employee Ownership Plan (the "Plan"), which amended and modified its existing tax qualified defined contribution plan by adding provisions that permit a portion of the plan to be treated as an employee stock ownership plan. In connection with the Reorganization, sponsorship of the Plan was transferred to the Company, which assumed all of EXCEL Telecommunication, Inc.'s duties and responsibilities under the Plan. The Plan is qualified under Section 401(a) of the Code. Under one portion of the Plan, employees can contribute on a pre-tax basis pursuant to Section 401(k) of the Code, and the Company may make both matching and profit sharing contributions (the "401(k) Plan"). Under the 401(k) Plan, eligible participants may contribute from 1% up to 15% of their salary to a maximum of $9,500 in 1996. It is the Company's practice prior to the beginning of each year to determine and announce the amount, if any, of employee contributions that will be matched for the following Plan year; however, there have been no matching contributions made by the Company since 1993. In addition, the Company may make discretionary profit sharing contributions to the 401(k) Plan. Company contributions, both matching and discretionary, vest at the rate of 10% after the first year of service, 10% after the second year of service, and an additional 20% at the end of each of the third, fourth, fifth, and sixth years of service with the Company. Participants in the 401(k) Plan are permitted to withdraw funds during employment for certain specified hardship reasons and may, under certain terms and conditions, borrow a portion of their accounts.

  Under the part of the Plan that is designed to be an Employee Stock Ownership Plan (the "ESOP"), the Company contributes in cash, or Company securities, such amounts as the Board of Directors deems appropriate, provided that the Company is required to contribute an amount sufficient to timely amortize the principal and interest of any loan incurred by the ESOP to acquire Company securities. On October 1, 1995, the ESOP borrowed $6.0 million (the "Loan") from the Company's predecessor and used the proceeds to acquire 3,000,000 shares of Common Stock from Kenny A. Troutt, the President, Chief Executive Officer, and Chairman of the Board of the Company, and Thomas P. Wittmann pursuant to that certain Stock Purchase Agreement, dated October 1, 1995 (the "Stock Purchase Agreement"). Under the terms of the Loan and the Stock Purchase Agreement, the Company securities so acquired are held in a suspense account and released over the term of the Loan incurred to purchase such securities, with a number of shares released in any year determined by reference to the amount in principal and interest paid in that year as compared to principal and interest payments for the current year and all future years. Even though the terms of the Loan and the Stock Purchase Agreement permit the Company to contribute over a period of nearly seven years to amortize the Loan with a resulting allocation of Company securities over the same period, the Company determined to contribute amounts sufficient to retire the Loan by the end of 1996. In connection therewith, the Company contributed $4.1 million in 1995 and $2.0 million in January 1996 to completely retire the principal and interest of the Loan, with a result that all of the 3,000,000 shares of Company securities acquired pursuant to the Loan and the Stock Purchase Agreement will be allocated to eligible employee participants as of December 31, 1996, with 1,707,000 shares released and 1,660,000 shares allocated in 1995 and the remaining 1,340,000 shares (including 47,000 shares held in suspense as of December 31, 1995) to be allocated in 1996. The Company securities that are released from the suspense account upon repayment of the Loan are allocated to individual participants' ESOP accounts and a participant's interest in his or her ESOP account vests on the same schedule as is described with respect to the 401(k) Plan. Company securities released from suspense are allocated among participants based on their comparative compensation (as defined in the Plan) in the year in which the securities are allocated. Participants are entitled to direct the ESOP trustee as to the manner in which the shares of Company Stock allocated to their accounts will be voted. See "Recent Developments and Certain Transactions."

EMPLOYMENT AGREEMENT WITH CHIEF EXECUTIVE OFFICER

  Effective January 1, 1996, the Company entered into an employment agreement with Kenny A. Troutt, the Company's Chief Executive Officer, President, Chairman of the Board, and a director, providing for a base salary of $1,500,000 per year, subject to such increases as the Board of Directors may approve. In addition, Mr. Troutt is eligible for such bonuses as the Board of Directors may determine. The employment agreement is scheduled to terminate on December 31, 2000, although it will automatically renew for successive one-year periods unless either Mr. Troutt or the Company provides notice, at least 30 days prior to the scheduled termination date, to the other of his or its desire to terminate the agreement. Mr. Troutt may also terminate the agreement in his sole discretion upon 30 days' notice. If the agreement is voluntarily terminated by Mr. Troutt, in his sole discretion, or if the agreement is terminated because either party chooses not to renew it, Mr. Troutt will not be entitled to any severance payments under the agreement. The agreement automatically terminates upon the death of Mr. Troutt, although the Company will be obligated to pay his estate his base salary for one year after death. The Company may not terminate the agreement except for cause, as defined in the agreement. Mr. Troutt will be entitled to receive all amounts that would have been due to him through the scheduled termination of the agreement or, if such a termination occurs within one year after a change of control (as defined in the agreement), the greater of such amounts and two times the base salary for the year during which such termination occurs ("Severance Payment"). Furthermore, if Mr. Troutt terminates his employment within one year after a change of control that is followed by either a material increase or decrease in his duties from those that were required of him prior to the change of control or the imposition of duties that are inconsistent with his executive status, he will be entitled to the Severance Payment. A change of control is deemed to have occurred if a majority of the directors of the Company have not been voted for or approved by Mr. Troutt or by other directors he has so voted for or approved. The agreement further provides that the Board of Directors may delegate their authority under the agreement to a compensation committee.

  Section 162(m) of the Code provides that, in the case of a publicly held corporation, no deduction shall be allowed for "applicable employee remuneration" with respect to any "covered employee" to the extent that the amount of such remuneration for a taxable year exceeds $1,000,000. The term "covered employee" means the chief executive officer of the taxpayer corporation and any other employee of the taxpayer corporation whose total compensation for the taxable year is required to be reported to shareholders under the Exchange Act by reason of such employee being among the four highest compensated officers (other than the chief executive officer). The term "applicable employee remuneration" generally means the aggregate amount allowable as a deduction under the Code for such taxable year for remuneration for services performed by a covered employee (whether or not such services are performed during the taxable year). Certain types of remuneration are excluded from the definition of "applicable employee remuneration" and, therefore, are not subject to the deduction limit. If a corporation pays remuneration pursuant to a compensation plan or arrangement that existed during the period the corporation was not publicly held and if certain other conditions are met, the deduction limit does not apply to amounts paid during a stated relief period. This relief period generally lasts until the first meeting of stockholders at which directors are to be elected that occurs after the close of the third calendar year following the calendar year in which an initial public offering occurs or the earlier occurrence of several other events. The Company believes that it will satisfy the requirements of this exception with respect to amounts payable to Kenny A. Troutt pursuant to the Company's employment agreement with Mr. Troutt for the 1996, 1997, 1998, and 1999 fiscal years and believes that any compensation received by any executive officer or other employee of the Company pursuant to the 1995 Stock Option Plan would also qualify for such exception to the extent that the compensation is paid or an option is granted prior to the expiration of the stated relief period. In addition, if Section 162(m) would otherwise apply to the commissions paid to Stephen R. Smith, the Company's Executive Vice President of Sales and Marketing, pursuant to the agreement between him and the Company that was entered into on May 1, 1989, the Company believes that there is an exception under the Code relating to amounts paid to employees under a written binding contract that was in effect on or prior to February 17, 1993 that should apply to prevent such payments from being subject to the deduction limit. See "Recent Developments and Certain Transactions."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  During its fiscal year ended December 31, 1995, the Company had no compensation committee or other committee of the Board of Directors performing similar functions. Decisions concerning compensation of executive officers were made by the Board of Directors, which in 1995 consisted of Kenny A. Troutt, the Company's Chairman, Chief Executive Officer, and President, and Stephen R. Smith and John J. McLaine.

Messrs. Smith and McLaine both were elected as directors of the Company in July 1995 and both served as executive officers of the Company in 1995. It is contemplated that the Board of Directors will establish the Compensation Committee, consisting of outside directors, subsequent to consummation of the Offering.

  In 1995, the Company's predecessor loaned an aggregate of $5,640,000 to Mr. Troutt, which amount was repaid by Mr. Troutt in full, together with all accrued interest, in November and December 1995. In October 1995, Mr. Troutt sold 2,820,000 shares of Common Stock to the trustee of the Company's ESOP for an aggregate purchase price of $5,640,000. The ESOP borrowed the funds necessary to acquire such shares from the Company's predecessor. In addition, in January 1996, an agreement between the Company and Mr. Smith, pursuant to which Mr. Smith receives a payment for each IR who enters the Company's network marketing program and for each person who enrolls as a trainer in EXCEL's training program for IRs prior to the date of his death, was amended retroactively to August 1, 1992 (the time at which the parties verbally amended the agreement). Prior to such amendment, the payments to Mr. Smith were based upon new subscribers as well as on long distance usage and were calculated using higher rates. See "Recent Developments and Certain Transactions."

                 RECENT DEVELOPMENTS AND CERTAIN TRANSACTIONS

  In connection with the Offering, the Company completed a corporate reorganization (the "Reorganization") in January 1996 pursuant to which (i) EXCEL Telecommunications, Inc. (which, prior to the Reorganization, conducted all of the business and operations of the Company) formed EXCEL Communications, Inc. (formerly known as EXCEL Telecommunications Holdings, Inc.) and contributed cash in exchange for all of the outstanding common stock of EXCEL Communications, Inc. under Section 351 of the Code, (ii) EXCEL Communications, Inc. formed seven operating subsidiaries and one merger subsidiary and contributed cash to each subsidiary in exchange for all of the outstanding stock in each subsidiary, (iii) EXCEL Telecommunications, Inc. contributed certain assets to EXCEL Communications, Inc., which assets were then contributed to the various operating subsidiaries, and (iv) EXCEL Telecommunications, Inc. then effected a reverse triangular merger with the merger subsidiary of EXCEL Communications, Inc. As a result, EXCEL Telecommunications, Inc. became a wholly owned subsidiary of EXCEL Communications, Inc., and the former shareholders of EXCEL Telecommunications, Inc. became stockholders of EXCEL Communications, Inc., receiving 1,000 shares of Common Stock for each share of stock held by them in EXCEL Telecommunications, Inc. EXCEL Communications, Inc. then contributed all of the stock of EXCEL Telecommunications, Inc. to one of its wholly owned subsidiaries. EXCEL Communications, Inc. currently conducts all of its business and operations through its subsidiaries.

  On October 1, 1995, EXCEL Telecommunications, Inc., the Company's predecessor, amended and restated its 401(k) Plan to add the ESOP. In connection therewith, EXCEL Telecommunications, Inc., Kenny A. Troutt, the President, Chief Executive Officer, Chairman of the Board, and a director of the Company, and Thomas P. Wittmann, a shareholder who at that time held more than 5% of the common stock of EXCEL Telecommunications, Inc., entered into the Stock Purchase Agreement, whereby Messrs. Troutt and Wittmann sold, in the aggregate, 3,000,000 shares of Common Stock to Bank One Texas, N.A., acting in its capacity as trustee of the EXCEL Telecommunications, Inc. Employee Ownership Plan Trust Agreement. Under the terms and conditions set forth in the Stock Purchase Agreement, Mr. Troutt received $2.00 per share for his 2,820,000 shares of Common Stock, or $5,640,000, and Mr. Wittmann received $2.00 per share for his 180,000 shares of Common Stock, or $360,000. In connection with these purchases, the ESOP borrowed $6.0 million from EXCEL Telecommunications, Inc. to fund the acquisition of these shares and executed a Non-Recourse Promissory Note, dated October 1, 1995, in the original principal amount of $6.0 million and bearing interest at an annual rate equal to the lesser of (i) the prime rate plus 0.50% or (ii) the maximum legal rate. The principal and accrued interest was due on October 1, 2002; however, the Company made an initial principal payment in 1995 and then repaid all remaining unpaid principal and interest in January 1996. See "Management-- Benefit Plans--Employee Ownership Plan."

  On or about April 20, 1995, EXCEL Telecommunications, Inc., the Company's predecessor, loaned $4,920,000 to Kenny A. Troutt, as evidenced by a promissory note, dated April 20, 1995, that accrued interest at the rate of 7.25% and required all principal and accrued interest thereon to be repaid 90 days from the date thereof. Subsequent thereto, the maturity date of such promissory note was extended to December 31, 1995. On September 29, 1995, EXCEL Telecommunications, Inc. loaned an additional $720,000 to Mr. Troutt, as evidenced by a promissory note dated September 29, 1995, that accrued interest at the rate of 7.25% and required all principal and accrued interest thereon to be paid 90 days from the date thereof. Mr. Troutt paid both notes plus accrued interest thereon in full in November and December 1995.

  On or about April 21, 1995, EXCEL Telecommunications, Inc., the Company's predecessor, loaned $360,000 to Thomas P. Wittmann, a shareholder who at that time held more than 5% of the common stock of EXCEL Telecommunications, Inc., as evidenced by a promissory note dated April 21, 1995, that, as modified, accrued interest at the rate of 7.25% and required all principal and accrued interest thereon to be repaid on demand or 90 days from the date thereof. Subsequent thereto, the maturity date of such promissory note was extended to December 31, 1995. Mr. Wittmann paid the promissory note plus accrued interest thereon in full in November and December 1995.

  In September 1994, EXCEL Telecommunications, Inc., the Company's predecessor, began making a series of capital contributions in connection with its 49% interest in SSC, a Texas limited liability company that was formed by EXCEL Telecommunications, Inc. and IXC Long Distance in September 1994 for the purpose of obtaining and operating switches to provide telecommunications services to the Company and other long distance providers, including IXC Long Distance. As of December 31, 1995, EXCEL Telecommunications, Inc.'s share in SSC's net losses exceeded EXCEL's contributed capital in SSC of approximately $6.2 million. The limited liability company interest was assigned by EXCEL Telecommunications, Inc. to the Company in connection with the Reorganization. In January 1996, the Company sold its entire 49% interest in SSC to IXC Long Distance for a sales price of approximately $6.2 million, as evidenced by a non-interest bearing promissory note secured by the limited liability company interest being purchased. Principal payments commenced on March 1, 1996 and are payable monthly thereafter, with the last payment due on August 1, 1996. Contemporaneously with such sale, the Company agreed to purchase a minimum of 70 million minutes of long distance usage per month over the SSC network, irrespective of the actual usage of the Company's subscribers. Commencing in February 1996, the Company began transferring sufficient amounts of existing long distance traffic from the Frontier network, or directing new long distance traffic to the SSC network, such that the Company expects that this minimum commitment will be met beginning no later than October 1996. See "Business--Suppliers."

  In connection with that certain Loan and Security Agreement dated May 26, 1994 (the "Loan Agreement") between EXCEL Telecommunications, Inc., the Company's predecessor, and Marine Midland Business Loan, Inc., Kenny A. Troutt executed a Limited Continuing Guaranty pursuant to which he guaranteed the greater of $250,000 or 10% of EXCEL Telecommunications, Inc.'s payment obligations under the Loan Agreement, which agreement governs a loan facility that was initially $6.0 million and has since that time been increased to $10.0 million. There are currently no amounts outstanding under such loan facility. As consideration for this guaranty and the payment by Mr. Troutt of $100, 10,000 shares of common stock of EXCEL Telecommunications, Inc., which stock had been held as treasury stock, were issued to Mr. Troutt in 1994. Those shares were converted into 10,000,000 shares of Common Stock pursuant to the Reorganization. Effective as of December 29, 1995, the Loan Agreement was amended to accomplish a number of things including, but not limited to, the release of Mr. Troutt's Limited Continuing Guaranty.

  On May 26, 1994, EXCEL Telecommunications, Inc., the Company's predecessor, declared a dividend payable to its then existing shareholders in an aggregate amount of approximately $1.5 million. On December 31, 1994, EXCEL Telecommunications, Inc. declared a dividend payable to its then existing shareholders in an aggregate amount of approximately $3.0 million. In addition, on December 31, 1995, EXCEL Telecommunications, Inc. declared a dividend payable to its then existing shareholders in an aggregate amount of $20.0 million.

  The Company, through EXCEL Telecommunications, Inc., its predecessor, has an agreement with Stephen R. Smith, a director and the Executive Vice President of Marketing of the Company, whereby he receives $5.00 for each IR who enters the Company's network marketing program prior to the date of his death and $5.00 for each person who enrolls as a trainer in EXCEL's training program for IRs prior to the date of his death. In addition, Mr. Smith receives 0.5% of the long distance charges paid by each subscriber using the Company's long distance service as a result of its network marketing program. This agreement with Mr. Smith, which is dated May 1, 1989, was amended January 8, 1996, with such amendment being effective as of August 1, 1992 (the time at which the parties verbally amended the agreement). Prior to August 2, 1992, the payments to Mr. Smith were based upon new subscribers as well as on long distance usage and were calculated using higher rates. These payments were $356,000, $1.3 million, and $3.9 million, respectively, for the fiscal years ended December 31, 1993, 1994, and 1995. All payments under the agreement must be made until Mr. Smith's death. Thereafter, the Company will no longer be required to make payments for new IRs or IR trainers, but will still be required to pay long distance usage commissions to Mr. Smith's heirs and assigns indefinitely on the Company's subscribers who are using the Company's long distance service at the date of Mr. Smith's death. See "Management."

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth as of April 15, 1996 and as adjusted to give effect to the Offering, the number of shares of Common Stock and the percentage of the outstanding shares of such class that are beneficially owned by (i) each person that is the beneficial owner of more than 5% of the outstanding shares of Common Stock, (ii) each of the directors and the Named Executive Officers of the Company, (iii) each Selling Stockholder, and (iv) all of the current directors and executive officers of the Company as a group.

                          BENEFICIAL OWNERSHIP                      BENEFICIAL OWNERSHIP
                          PRIOR TO OFFERING(1)                      AFTER OFFERING(1)(2)
                          -----------------------                   -----------------------
                           NUMBER OF               NUMBER OF SHARES  NUMBER OF
    NAME AND ADDRESS        SHARES      PERCENT     BEING OFFERED     SHARES      PERCENT
Kenny A. Troutt(3)......     64,180,000     64.8%          --          64,180,000     59.8%
Stephen R. and Sarah H.
 Smith(4)(5)............     10,000,000     10.1           --          10,000,000      9.3
Austex Enterprises,
 Ltd.(5)................      9,000,000      9.1           --           9,000,000      8.4
 16004 Chateau Ave.
 Austin, Texas 78734
John J. McLaine(6)......         12,817        *           --              12,817        *
M. Kathy
 Delahoussaye(7). ......          8,217        *           --               8,217        *
Steven J. Troutt(8).....        170,642        *           --             170,642        *
Daniel Martignon,
 Jr.(9).................      4,006,743      4.0           --           4,006,743      3.7
William A. Casner.......     10,000,000     10.1       700,000          9,300,000      8.7
 13181 Lakeview
 Southlake, Texas 76092
Thomas P. Wittmann .....      5,820,000      5.9       500,000          5,320,000      5.0
 12000 Cheltenham
 DesPeres, Missouri
 63131
Charles F. and Charlotte
 I. Parrill.............      2,000,000      2.0       500,000          1,500,000      1.4
 217 Manana Dr.
 Grand Prairie, Texas
 75050
All executive officers
 and directors as a
 group (11
 persons)(10)...........     78,238,018     79.0           --          78,238,018     72.9

- ---------------------
* Less than 1% of the outstanding shares of the class.
(1) The information contained in this table with respect to beneficial ownership reflects "beneficial ownership" as defined in Rule 13d-3 under the Exchange Act. All information with respect to the beneficial ownership of any stockholder has been furnished by such stockholder and, except as otherwise indicated or pursuant to community property laws, each stockholder has sole voting and investment power with respect to shares listed as beneficially owned by such stockholder. Except as otherwise indicated, the address of each of the persons in this table is as follows: c/o EXCEL Communications, Inc., 9101 LBJ Freeway, Suite 800, Dallas, Texas 75243.
(2) Assumes no exercise of the U.S. Underwriters' over-allotment option.
(3) Includes 81,837 shares of Common Stock held by the Kenny Allan Troutt Children's Trust and 81,837 shares of Common Stock held by the Lisa Elaine Troutt Children's Trust. Steven J. Troutt, the brother of Kenny Troutt, is the trustee of both of these trusts and Kenny A. Troutt's children are the beneficiaries of the trusts. Kenny Troutt disclaims beneficial ownership of the shares held by the trusts.
(4) Represents 500,000 shares of Common Stock held by Stephen R. Smith, 500,000 shares of Common Stock held by Sarah H. Smith, and 9,000,000 shares of Common Stock held by Austex Enterprises, Ltd. Stephen R. Smith and Sarah H. Smith are married; as a consequence, each may be deemed to be the beneficial owner of all these shares.
(5) Austex Enterprises, Ltd., which is the record owner of 9,000,000 shares of Common Stock, is a Texas limited partnership of which Stara Corporation, a Texas corporation, is the general partner. Stephen R. Smith is the President of Stara Corporation and he and Sarah H. Smith are each directors of Stara Corporation and each owns 50% of the outstanding common stock of Stara Corporation; as a result, each of them has shared voting, investment, and dispositive power with respect to the 9,000,000 shares held by

   Austex Enterprises, Ltd. The limited partner interests in Austex Enterprises, Ltd. are either held individually by Stephen R. Smith or Sarah
   H. Smith or by trusts of which he or she, as the case may be, is the trustee. Stephen R. Smith and Sarah H. Smith are married; as a consequence, each may be deemed to be the beneficial owner of all the shares held by Austex Enterprises, Ltd.
(6) Represents 12,817 shares held by the ESOP and allocated to Mr. McLaine's account.
(7) Represents 8,217 shares held by the ESOP and allocated to Ms. Delahoussaye's account.
(8) Represents 6,968 shares held by the ESOP and allocated to Steven J. Troutt's account and 81,837 shares held by the Kenny Allan Troutt Children's Trust and 81,837 shares held by the Lisa Elaine Troutt Children's Trust, of which Steven J. Troutt is the trustee with sole investment, dispositive, and voting power.
(9) Includes 6,743 shares held by the ESOP and allocated to Mr. Martignon's account.
(10) Includes 58,018 shares held by the ESOP and allocated to such persons' accounts and 81,837 shares held by the Kenny Allan Troutt Children's Trust and 81,837 shares held by the Lisa Elaine Troutt Children's Trust, trusts established for the benefit of Kenny A. Troutt's children of which Steven J. Troutt is the trustee, with sole investment, dispositive, and voting power.

                         DESCRIPTION OF CAPITAL STOCK

  The Company's authorized capital stock consists of 510,000,000 shares, consisting of (i) 500,000,000 shares of Common Stock, $0.001 par value per share, and (ii) 10,000,000 shares of Preferred Stock, $0.001 par value per share. After giving effect to the Offering, the issued and outstanding capital stock of the Company will consist of 107,300,000 shares of Common Stock (or 108,800,000 if the U.S. Underwriters' over-allotment option is exercised in full). No shares of Preferred Stock will be outstanding.

COMMON STOCK

  As of April 15, 1996, there were 99,000,000 shares of Common Stock outstanding, which were held of record by 11 stockholders. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of the stockholders. Cumulative voting of shares of Common Stock is prohibited, which means that the holders of a majority of shares voting for the election of directors can elect all members of the Board of Directors. Except as otherwise required by applicable law, a majority vote is sufficient for any act of stockholders. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor, subject to the payment of any preferential dividends with respect to any Preferred Stock that from time to time may be outstanding. In the event of liquidation, dissolution, or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of the holders of any outstanding Preferred Stock. The holders of Common Stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are fully paid and nonassessable, and all of the shares of Common Stock offered hereby, when issued, will be fully paid and nonassessable.

PREFERRED STOCK

  The Board of Directors has the authority to issue 10,000,000 shares of Preferred Stock in one or more series and to fix the designations, relative powers, preferences, rights, qualifications, limitations, and restrictions of all shares of each of such series, including without limitation dividend rates, preemptive rights, conversion rights, voting rights, redemption and sinking fund provisions, liquidation preferences, and the number of shares constituting each such series, without any further vote or action by the stockholders. The issuance of Preferred Stock could decrease the amount of earnings and assets available for distribution to holders of Common Stock or adversely affect the rights and powers, including voting rights, of the holders of Common Stock. The issuance of Preferred Stock could also have the effect of delaying, deferring, or preventing a change in control of the Company, including transactions in which the stockholders might otherwise receive a premium for their shares over the then current market prices, and may adversely affect the market price of the Common Stock. At present, the Company has no plans to issue any shares of Preferred Stock.

CERTAIN ANTI-TAKEOVER MATTERS

  Upon the consummation of the Offering, there will be 10,000,000 authorized and unissued shares of Preferred Stock. The existence of authorized but unissued Preferred Stock may enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy solicitation, or otherwise. For example, if in the due exercise of its fiduciary obligations, the Board of Directors were to determine that a takeover proposal is not in the Company's best interests, the Board of Directors could cause shares of Preferred Stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquiror or insurgent stockholder or stockholder group or create a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Board of Directors. In this regard, the Company's Certificate of Incorporation grants the Board of Directors broad power to establish the rights and preferences of authorized and unissued Preferred Stock. The issuance of shares of Preferred Stock pursuant to the Board of Director's authority described above could decrease the amount of earnings and assets available for distribution to holders of Common Stock or adversely affect the rights and powers, including voting rights, of such holders. The issuance of Preferred Stock could also have the effect of delaying, deferring, or preventing a change in control of the Company, including transactions in which the stockholders might otherwise receive a premium for their shares over the then current market price, and may adversely affect the market price of the Common Stock. The Board of Directors does not currently intend to seek stockholder approval prior to any issuance of Preferred Stock, unless otherwise required by law.

  In addition, in the event of (i) a merger or consolidation of the Company or transfer of voting stock of the Company as a result of which the holders of all of the voting stock of the Company prior to such event do not continue to hold either directly or indirectly at least a majority of the Company's voting stock after such event, (ii) a sale of all or substantially all of the assets of the Company, or (iii) certain changes in the majority of the Board of Directors of the Company during any 12 consecutive month period after the Company has registered securities under the Securities Act, options granted under the 1995 Stock Option Plan may be exercised in whole or in part without regard to the installment vesting provisions thereof. The accelerated vesting of outstanding options upon the occurrence of such a "change in control" transaction could have the effect of delaying, deferring, or preventing a change in control of the Company. See "Management--Benefit Plans."

  The Company is also subject to prior regulatory approval by the FCC and various state regulatory agencies for a transfer of control of the Company or for the assignment of the Company's intrastate certification authority and its international authority. Such requirements could have the effect of delaying, deferring, or preventing a change of control of the Company. See "Business-- Regulation."

  The Company is further subject to Section 203 of the DGCL, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any "business combination" with any "interested stockholder" for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, those shares owned by persons who are directors and also officers and those shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder. Under Section 203, the restrictions described above also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors, and if such transaction is approved or not opposed by the majority of the board of directors then in office.

  Section 203 generally defines a business combination to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, lease, exchange, mortgage, pledge, transfer, or other disposition of 10% or more of the assets of the corporation to the interested stockholder; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges, or other financial benefits provided by or through the corporation. In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person; however, transactions with stockholders owning more than such 15% threshold before the Offering will not be subject to these restrictions. The provisions of Section 203 could have the effect of delaying, deferring, or preventing a change in control of the Company. See "Risk Factors--Certain Anti-Takeover Matters."

TRANSFER AGENT AND REPORTS

  The transfer agent and registrar for the Company's Common Stock is The First National Bank of Boston.

  The Company will distribute to its stockholders annual reports containing audited financial statements as promptly as practicable after the end of each fiscal year and quarterly reports containing unaudited financial information as promptly as practicable after the end of each quarterly fiscal period.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the Offering, the Company will have outstanding 107,300,000 shares of Common Stock (or 108,800,000 shares if the U.S. Underwriters' over-allotment option is exercised in full), assuming no exercise of options after the date of this Prospectus. Of these shares, the 10,000,000 shares offered hereby (11,500,000 shares if the U.S. Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction or further registration under the Securities Act, unless purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act described below. However, to the extent that any of the shares of Common Stock offered hereby are acquired by certain IRs from the 750,000 shares reserved for them by Donaldson, Lufkin & Jenrette Securities Corporation, such IRs will be prohibited from offering, selling, pledging, contracting to sell, granting any option to purchase, or otherwise disposing of any such shares for a period of 120 days following the effective date of the Registration Statement. The remaining 97,300,000 shares of Common Stock outstanding upon completion of the Offering are "restricted securities" as that term is defined in Rule 144. All of these shares are subject to Lock-Up Agreements. See "Underwriting."

  Upon expiration of the Lock-Up Agreements 180 days after the effective date of the Registration Statement, all of these 97,300,000 restricted shares will be eligible for sale in the open market under and subject to the restrictions contained in Rule 144. Donaldson, Lufkin & Jenrette Securities Corporation in its sole discretion, and at any time without notice, can release all or any portion of the securities subject to Lock-Up Agreements. In addition, the Company has reserved for issuance 8,910,000 shares of Common Stock under the 1995 Stock Option Plan. Under the 1995 Stock Option Plan, as of the date of this Prospectus options to purchase 5,127,325 shares of Common Stock are outstanding, of which options to purchase 1,025,465 shares are scheduled to vest on May 1, 1997. Once vested, any shares of Common Stock acquired upon exercise of such options will be eligible for resale pursuant to Rule 701 (in the case of options granted in reliance on Rule 701, which has less restrictive restrictions on resale than Rule 144) and Rule 144 (in the case of options not granted in reliance on Rule 701) or pursuant to an effective registration statement under the Securities Act. See "Business--Legal Matters" and "Management--Benefit Plans."

  In general, under Rule 144, a person (or persons whose shares are aggregated) who has beneficially owned shares for at least two years, including persons who may be deemed to be "affiliates" of the Company, as that term is defined under Rule 144, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of the Common Stock (approximately 1,073,000 shares after the Offering) or (ii) the average weekly trading volume of the Common Stock on the New York Stock Exchange during the four calendar weeks preceding the date on which the notice of the sale is filed with the Commission. Generally, sales by affiliates and beneficial owners of restricted securities held for less than three years may not be made under Rule 144 until 90 days after the date of this Prospectus and are subject to the foregoing volume limitations and to certain manner of sale provisions, notice requirements, and the availability of current public information about the Company. However, a person who is not an affiliate of the

Company at any time within 90 days preceding a sale, and who has beneficially owned shares for at least three years, would be entitled immediately, upon the date of this Prospectus, to sell such shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, and notice and current public information requirements. Under Rule 144, the two-year holding period for shares issued to a stockholder in a corporate recapitalization or restructuring, such as the Company's Reorganization, is generally deemed to have commenced on the date that the stockholder acquired the shares surrendered for exchange in the recapitalization or reorganization.

  In general, Rule 701 permits resales in reliance on Rule 144 of shares not exceeding the maximum dollar limit specified in Rule 701 that are issued pursuant to certain compensatory benefit plans and contracts commencing 90 days after an issuer becomes subject to the reporting requirements of the Exchange Act, but without compliance with certain restrictions, including the holding period requirements, contained in Rule 144.

  The Company intends to register on registration statements on Form S-8 subsequent to the date of the Offering the 8,910,000 shares of Common Stock reserved for issuance under the 1995 Stock Option Plan and the 3,000,000 shares of Common Stock held by the ESOP. Following the effective date of such registration statements, shares of Common Stock issued upon exercise of options granted under the 1995 Stock Option Plan and shares distributed to ESOP participants (upon vesting) will be generally eligible for sale in the open market. See "Management--Benefit Plans." Prior to the Offering, there has been no public market for the Common Stock of the Company, and any sale of substantial amounts of Common Stock in the open market may adversely affect the market price of the Common Stock offered hereby.

               CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS
                           FOR NON-U.S. STOCKHOLDERS

  The following is a general discussion of certain of the United States federal income and estate tax consequences of the acquisition, ownership, and disposition of shares of Common Stock by non-U.S. holders. For purposes of this discussion, a "non-U.S. holder" is any person other than (i) a citizen or resident of the United States, (ii) a corporation, partnership, or other entity created or organized in the United States or under the laws of the United States or of any state, or (iii) an estate or trust whose income is includible in gross income for United States federal income tax purposes regardless of its source. This discussion does not consider any specific facts or circumstances that may apply to a particular non-U.S. holder. Furthermore, the following discussion is based on current provisions of the Code and administrative and judicial interpretations as of the date hereof, all of which are subject to change (possibly on a retroactive basis).

  EACH PROSPECTIVE NON-U.S. HOLDER IS URGED TO CONSULT ITS OR HIS OWN TAX ADVISOR WITH RESPECT TO THE UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES OF ACQUIRING, OWNING, AND DISPOSING OF SHARES OF COMMON STOCK (INCLUDING SUCH AN INVESTOR'S STATUS AS A NON-U.S. HOLDER), AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY STATE, MUNICIPALITY, OR OTHER TAXING JURISDICTION, INCLUDING ANY FOREIGN TAXING JURISDICTION.

DIVIDENDS

  In general, dividends paid to a non-U.S. holder will be subject to United States withholding tax at a 30% rate (or a lower rate prescribed by an applicable tax treaty) unless the dividends are effectively connected with a trade or business carried on by the non-U.S. holder within the United States or, if a tax treaty applies, attributable to a United States permanent establishment maintained by the non-U.S. holder and the non-U.S. holder files certain forms with the payor of the dividends. Dividends effectively connected with such trade or business or attributable to such permanent establishment generally will be subject to United States federal income tax at regular rates. In the case of a non-U.S. holder that is a corporation, such effectively connected income may also be subject to the "branch profits tax" (which is generally imposed on a foreign corporation on the repatriation from the United States of effectively connected earnings and profits). Non-U.S. holders should consult any applicable income tax treaties, which may provide for a lower rate of withholding or other rules different than those described above. Under current United States Treasury Regulations, dividends paid to an address in a foreign country are presumed to be paid to a resident of such country for purposes of determining whether withholding is required pursuant to the rules discussed above and, under current interpretations of such regulations, for purposes of determining the applicability of a treaty rate. However, under proposed United States Treasury Regulations issued in April 1996, to claim the benefits of an applicable tax treaty, a non-U.S. holder of Common Stock would be required to file a valid Internal Revenue Service Form W-8 certifying such non-U.S. holder's entitlement to benefits under a treaty. These proposed United States Treasury Regulations, if published as final regulations in their current form, contain a transition rule that would allow dividends paid on Common Stock to accounts in existence on or before a date that is 60 days after these regulations are published as final regulations to continue to be subject to the current address rule until December 31, 1999. This transition rule would apply only if the Common Stock continued to be traded on a U.S. established financial market.

GAIN ON DISPOSITION

  A non-U.S. holder generally will not be subject to United States federal income or withholding tax on any gain recognized on a sale or other disposition of Common Stock unless, assuming the Common Stock of the Company is regularly traded on an established securities market within the meaning of the Treasury regulations promulgated under Section 897 of the Code (as the Company believes is likely), (i) the Company is or has been a "United States real property holding corporation," as defined in Section 897(c)(2) of the Code, for United States federal income tax purposes (which the Company does not believe that it is or is likely to become), and the non-U.S. holder disposing of the Common Stock owned, directly or constructively, at any time during the five-year period preceding the disposition, more than five percent of outstanding Common Stock; (ii) the gain is effectively connected with the conduct of a trade or business within the United States carried on by the non-U.S. holder or, if a tax treaty applies, attributable to a permanent establishment maintained within the United States by a non-U.S. holder; (iii) in the case of a non-U.S. holder who is an individual, the holder holds the Common Stock as a capital asset and is present in the United States for 183 days or more in the taxable year of disposition, and either (a) such non-U.S. holder has a "tax home," for United States federal income tax purposes, in the United States, and the gain from the disposition is not attributable to an office or other fixed place of business maintained by such non-U.S. holder in a foreign country or (b) the gain from the disposition is attributable to an office or other fixed place of business maintained by such non-U.S. holder in the United States; or (iv) the non-U.S. holder is subject to tax pursuant to provisions of the Code applicable to certain United States expatriates.

  In 1989, 1990, 1992, and 1995, legislation was introduced that, if enacted, would, under certain circumstances, have imposed federal income tax on gain realized from dispositions of Common Stock by certain non-U.S. holders who owned at or prior to the time of disposition 10% or more of the Common Stock. There can be no assurance that similar legislation will not be proposed and, if proposed, enacted in the future.


FEDERAL ESTATE TAXES

  Common Stock owned or treated as owned by an individual who is not a citizen or resident (as specially defined for United States federal estate tax purposes) of the United States at the individual's date of death will be included in such individual's gross estate for United States federal estate tax purposes unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING

  The Company must report annually to the Internal Revenue Service and each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, such holder. These information reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of these information returns may also be made available under the provisions of a specific tax treaty or agreement to the tax authorities in the country in which the non-U.S. holder resides. United States backup withholding (which generally is withholding imposed at the rate of 31% on certain payments to persons not otherwise exempt who fail to furnish certain information required under the United States information reporting requirements) generally will not apply to dividends paid on Common Stock to a non-U.S. holder at an address outside the United States. Dividends paid to a non-U.S. holder at an address within the United States may be subject to backup withholding if the non-U.S. holder fails to establish that he or she is entitled to an exemption or to provide a correct taxpayer identification number and other information to the payor.

  The proposed United States Treasury Regulations issued in April 1996 will, if adopted, alter the foregoing rules in certain respects. Among other things, these regulations provide certain presumptions under which non-U.S. holders may be subject to backup withholding in the absence of required certifications.

  The payment of the proceeds of the disposition of Common Stock by a non-U.S. holder to or through the United States office of a broker will be subject to information reporting and backup withholding at a rate of 31% unless the owner, under penalties of perjury, certifies, among other things, its status as a non-U.S. holder, or otherwise establishes an exemption. The payment of the proceeds of a disposition by a non-U.S. holder of Common Stock to or through a non-U.S. office of a broker will, except as noted below, not be subject to backup withholding and information reporting. In the case of proceeds from a disposition of Common Stock paid to or through a non-U.S. office of a U.S. broker or paid to or through a non-U.S. office of a non-U.S. broker that is (i) a "controlled foreign corporation" for United States federal income tax purposes or (ii) a person 50% or more of whose gross income from all sources for certain three-year period was effectively connected with a United States trade or business, (a) backup withholding will not apply unless the broker has actual knowledge that the owner is not a non-U.S. holder, and (b) information reporting will not apply if the broker has documentary evidence in its files that the owner is a non-U.S. holder (unless the broker has actual knowledge to the contrary).

  Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be refunded (or credited against the non-U.S. holder's United States federal income tax liability, if any) provided that the required information is furnished to the Internal Revenue Service.

  The backup withholding and information reporting rules discussed above are currently under review by the Treasury Department, and their application to the Common Stock is subject to change.

                                 UNDERWRITING

  Subject to the terms and conditions contained in the Underwriting Agreement (the "Underwriting Agreement"), the U.S. Underwriters named below (the "U.S. Underwriters") and the international managers named below (the "International Managers" and, together with the U.S. Underwriters, the "Underwriters"), for whom Donaldson, Lufkin & Jenrette Securities Corporation is acting as the representative (the "Representative"), have severally agreed to purchase 8,300,000 shares of Common Stock from the Company and 1,700,000 shares of Common Stock from the Selling Stockholders. The number of shares of Common Stock that each Underwriter has agreed to purchase is set forth opposite its name below.

                                                                        NUMBER
      U.S. UNDERWRITERS                                                OF SHARES
      Donaldson, Lufkin & Jenrette Securities Corporation.............
                                                                       ---------
          Total....................................................... 8,000,000
                                                                       =========
                                                                        NUMBER
      INTERNATIONAL MANAGERS                                           OF SHARES
      Donaldson, Lufkin & Jenrette Securities Corporation.............
                                                                       ---------
          Total....................................................... 2,000,000
                                                                       =========

  The Underwriting Agreement provides that the several Underwriters will be obligated to purchase all of the shares of Common Stock offered hereby (other than the shares covered by the over-allotment option described below) if any of such shares are purchased.

  The Company and the Selling Stockholders have been advised by the Representative that the Underwriters propose to offer the shares of Common Stock directly to the public initially at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less
a discount not in excess of $    per share, and that the Underwriters may
allow, and such dealers may reallow, a concession not in excess of $    per
share on sales to other dealers. After the Offering, the public offering price and other selling terms may be changed by the Representative.

  The Company has granted to the U.S. Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 1,500,000 additional shares of Common Stock from the Company at the initial public offering price, less underwriting discounts and commissions. The U.S. Underwriters may exercise such right of purchase solely for the purpose of covering over-allotments, if any, made in connection with the sale of the shares of Common Stock offered hereby. To the extent that the U.S. Underwriters exercise such option, each of the U.S. Underwriters will become obligated, subject to certain conditions, to purchase the same proportion of such additional shares as the number of shares set forth opposite such U.S. Underwriter's name in the above table bears to 8,000,000 shares of Common Stock.

  Under the terms of the Underwriting Agreement, the Company, the Selling Stockholders, and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

  Subject to certain exceptions, the Company and all of its current stockholders have entered into agreements (the "Lock-Up Agreements") providing that they will not sell, contract to sell, grant any option for the sale of, or otherwise dispose of any shares of Common Stock for a period of 180 days following the effective date of the Registration Statement without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation.

  The U.S. Underwriters and the International Managers have entered into an Agreement Between U.S. Underwriters and International Managers pursuant to which each U.S. Underwriter has represented and agreed that, with respect to the shares included in the U.S. Offering and with certain exceptions, (i) it is not purchasing any Common Stock for the account of anyone other than a U.S. or Canadian Person (as defined below) and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any Common Stock or distribute any prospectus relating to the Common Stock outside the U.S. or Canada or to anyone other than a U.S. or Canadian Person, and any dealer to whom it may sell any of the Common Stock will represent that it is not purchasing any of the Common Stock for the account of anyone other than a U.S. or Canadian Person and will agree that it will not offer or resell such Common Stock, directly or indirectly, outside the U.S. or Canada or to anyone other than a U.S. or Canadian Person or to any other dealer who does not so represent and agree. Pursuant to the Agreement Between U.S. Underwriters and International Managers, each International Manager has represented and agreed that, with respect to the shares included in the International Offering and with certain exceptions, (i) it is not purchasing any Common Stock for the account of any U.S. or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any Common Stock or distribute any prospectus relating to the Common Stock in the U.S. or Canada or to any U.S. or Canadian Person, and any dealer to whom it may sell any of the Common Stock will represent that it is not purchasing any of the Common Stock for the account of any U.S. or Canadian Person and will agree that it will not offer or resell such Common Stock, directly or indirectly, in the U.S. or Canada or to any U.S. or Canadian Person or to any other dealer who does not so represent and agree. The foregoing limitations do not apply to stabilization transactions or to certain other transactions among the U.S. Underwriters and International Managers. As used herein, "U.S. or Canadian Person" means any resident or national of the U.S. or Canada or any corporation, pension, profit-sharing, or other trust, or other entity organized under or governed by the laws of the U.S. or Canada or any political subdivision thereof (other than a branch located outside the U.S. or Canada of any U.S. or Canadian Person) and includes any U.S. or Canadian branch of a person who is not otherwise a U.S. or Canadian Person, and "U.S." means the United States of America, its territories, its possessions, and all areas subject to its jurisdiction.

  Pursuant to the Agreement Between U.S. Underwriters and International Managers, each U.S. Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any Common Stock, directly or indirectly, in Canada in contravention of the securities laws of Canada or any province or territory thereof and has represented that any offer of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made. Each U.S. Underwriter has further agreed to send to any dealer who purchases from it any Common Stock a notice stating in substance that, by purchasing such Common Stock, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such Common Stock in Canada or to, or for the benefit of, any resident of Canada in contravention of the securities laws of Canada or any province or territory thereof and that any offer of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made, and that such dealer will deliver to any other dealer to whom it sells any of such Common Stock a notice to the foregoing effect.

  Pursuant to the Agreement Between U.S. Underwriters and International Managers, each International Manager has represented that: (i) it has not offered or sold and will not offer or sell any shares of Common Stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing, or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances that do not constitute an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (the "Regulations"); (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 and the Regulations with respect to anything done by it in relation to the Common Stock in, from, or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of the Common Stock to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (No. 2) (Exemptions) Order 1995 or is a person to whom such document may otherwise lawfully be issued or passed on.

  No registration, filing, or other action has been or will be made or taken in any jurisdiction by the Company, the Selling Stockholders, or the International Managers that would permit an offering to the general public of the shares offered hereby in any jurisdiction other than the United States.

  Purchasers of the shares offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page thereof.

  Pursuant to the Agreement Between U.S. Underwriters and International Managers, sales may be made between the U.S. Underwriters and the International Managers of any number of shares of Common Stock to be purchased pursuant to the Underwriting Agreement as may be mutually agreed. The per share price and currency of settlement of any shares so sold shall be the public offering price set forth on the cover page of this Prospectus, in U.S. dollars, less an amount not greater than the per share amount of the concession to the dealers set forth above.

  The Common Stock has been approved for listing on the NYSE under the symbol "ECI," subject to notice of issuance. The Underwriters intend to sell the shares of Common Stock so as to meet the distribution requirements of the NYSE.

  The Company and the Selling Stockholders have been advised by the Representative that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

  Donaldson, Lufkin & Jenrette Securities Corporation has reserved for sale approximately 750,000 shares of Common Stock for certain IRs who are executive directors under the Company's marketing plan as of April 1, 1996 (the "Participants") and who have an interest in purchasing such shares of Common Stock in the Offering. Donaldson, Lufkin & Jenrette Securities Corporation has advised the Company that the price per share for such shares will be the initial public offering price. The number of shares available for sale to the general public in the Offering will be reduced to the extent the Participants purchase such reserved shares. Any reserved shares not so purchased will be offered by Donaldson, Lufkin & Jenrette Securities Corporation to the general public on the same basis as the other shares offered hereby. Any Participant who purchases any of the shares offered in the Offering will be prohibited from offering, selling, pledging, contracting to sell, granting any option to purchase, or otherwise disposing of any such shares for a period of 120 days following the effective date of the Registration Statement.

  Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price was determined by negotiations among the Company, the Selling Stockholders, and the Representative. Among the principal factors considered in such negotiations were prevailing market conditions, the results of operations of the Company in recent periods, market valuations of companies that the Company and the Representative believe to be comparable to the Company, estimates of the business potential of the Company, the history of and prospects for the industry in which the Company competes, and such other factors as the Company, the Selling Stockholders, and the Representative deemed relevant.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for the Company by Munsch Hardt Kopf Harr & Dinan, P.C., Dallas, Texas. Certain legal matters in connection with the Common Stock offered hereby will be passed upon for the Underwriters by Akin, Gump, Strauss, Hauer & Feld, L.L.P., Dallas, Texas.

                                    EXPERTS

  The audited financial statements of the Company at December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 appearing in this Prospectus and Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their report with respect thereto, and are included herein in reliance upon the authority of such firm as experts in giving such reports.

                                  ACCOUNTANTS

  On September 15, 1994, Keith A. Barfield, P.C. resigned as the Company's independent public accountants. On the same day, the Board of Directors of the Company approved the appointment of Arthur Andersen LLP to replace Keith A. Barfield, P.C. as the Company's independent public accountants. As a result, Keith A. Barfield, P.C. did not perform any audits of the financial statements of the Company for the past two years. The accountant's report on the Company's financial statements for the past two years did not contain any adverse opinion or disclaimer of opinion or qualification or modification as to uncertainty, audit scope, or accounting principles. During the Company's two most recent fiscal years, there have been no disagreements between the Company and Keith A. Barfield, P.C. on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures and there were no "reportable events," as that term is defined in Item 304(a)(1)(v) of Regulation S-K under the Securities Act.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                  EXCEL COMMUNICATIONS, INC. AND SUBSIDIARIES

                                                                           PAGE
Report of Independent Public Accountants.................................. F-2
Consolidated Financial Statements:
  Consolidated Balance Sheets as of December 31, 1994 and 1995 and March
   31, 1996 (unaudited)................................................... F-3
  Consolidated Statements of Operations for the years ended December 31,
   1993, 1994, and 1995 and the three months ended March 31, 1995 and 1996
   (unaudited)............................................................ F-4
  Consolidated Statements of Stockholders' Equity for the years ended De-
   cember 31, 1993, 1994, and 1995 and the three months ended March 31,
   1996 (unaudited)....................................................... F-5
  Consolidated Statements of Cash Flows for the years ended December 31,
   1993, 1994, and 1995 and the three months ended March 31, 1995 and 1996
   (unaudited)............................................................ F-6
  Notes to Consolidated Financial Statements.............................. F-7

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To EXCEL Communications, Inc.:

  We have audited the accompanying consolidated balance sheets of EXCEL Communications, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 1994 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1994 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

  As explained in Note 2 to the consolidated financial statements, the Company has given retroactive effect to the changes in accounting for management services fees and subscriber acquisition costs.

                                          Arthur Andersen LLP

Dallas, Texas
February 8, 1996

                  EXCEL COMMUNICATIONS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                   DECEMBER 31,      MARCH 31,
                                                 -----------------  -----------
                                                  1994      1995       1996
                                                                    (UNAUDITED)
                     ASSETS
Current assets:
  Cash and cash equivalents..................... $ 8,821  $ 30,387   $ 29,004
  Accounts receivable, net......................  28,591    90,427    150,636
  Inventories...................................   1,077     2,862      2,753
  Deferred income tax asset.....................     581     2,100      2,100
  Other current assets..........................     295       566      2,122
                                                 -------  --------   --------
                                                  39,365   126,342    186,615
                                                 -------  --------   --------
Property and equipment, net.....................   2,476     8,560     18,179
                                                 -------  --------   --------
Deferred subscriber acquisition costs...........  16,953    68,366     95,942
                                                 -------  --------   --------
Other assets....................................     618       313      1,123
                                                 -------  --------   --------
                                                 $59,412  $203,581   $301,859
                                                 =======  ========   ========
      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable.............................. $16,303  $ 65,116   $ 86,264
  Commissions payable...........................   4,717    20,886     32,455
  Accrued liabilities...........................   4,890    13,822     20,093
  Income taxes payable..........................   2,803     4,974      6,453
  Current maturities of long-term debt and capi-
   tal lease obligations........................     518       473        424
  Dividends payable.............................   3,000    20,000     20,000
                                                 -------  --------   --------
                                                  32,231   125,271    165,689
                                                 -------  --------   --------
Long-term debt and capital lease obligations....   3,369       345        286
                                                 -------  --------   --------
Deferred management services fees...............   5,489    21,291     29,581
                                                 -------  --------   --------
Deferred income taxes payable...................   4,688    18,966     33,175
                                                 -------  --------   --------
Commitments and contingencies...................     --        --         --
                                                 -------  --------   --------
Stockholders' equity:
  Preferred stock, $0.001 par value, 10,000,000
   shares authorized, none outstanding..........     --        --         --
  Common stock, $0.001 par value, 500,000,000
   shares authorized, 100,000,000, 99,000,000,
   and 99,000,000 issued and 99,000,000
   outstanding..................................     100        99         99
  Additional paid-in capital....................     345     1,902      2,796
  Unearned Compensation.........................     --     (2,158)    (1,618)
  Treasury stock, 1,000,000 shares at cost in
   1994                                              (13)      --         --
  Retained earnings.............................  13,203    37,865     71,851
                                                 -------  --------   --------
    Total stockholders' equity..................  13,635    37,708     73,128
                                                 -------  --------   --------
                                                 $59,412  $203,581   $301,859
                                                 =======  ========   ========

  The accompanying notes are an integral part of these consolidated financial statements.

                  EXCEL COMMUNICATIONS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               THREE MONTHS
                                YEARS ENDED DECEMBER 31,     ENDED MARCH 31,
                                ---------------------------  -----------------
                                 1993      1994      1995     1995      1996
                                                               (UNAUDITED)
Revenues:
  Communication services....... $24,198  $108,819  $363,301  $51,015  $205,274
  Marketing services...........   6,650    43,339   143,397   17,724    75,516
                                -------  --------  --------  -------  --------
    Total revenues.............  30,848   152,158   506,698   68,739   280,790
                                -------  --------  --------  -------  --------
Operating expenses:
  Communication................  13,761    58,925   209,995   29,366   113,514
  Marketing services...........   7,730    46,724   147,476   21,265    76,940
  General and administrative...   5,811    19,779    71,514    9,310    36,941
                                -------  --------  --------  -------  --------
    Total operating expenses...  27,302   125,428   428,985   59,941   227,395
                                -------  --------  --------  -------  --------
    Operating income...........   3,546    26,730    77,713    8,798    53,395
                                -------  --------  --------  -------  --------
  Interest expense.............     (75)     (295)     (593)    (188)      (52)
  Income (losses) from joint
   venture.....................     --        --     (6,248)    (345)    1,041
  Other income.................      24        83       467       55       503
                                -------  --------  --------  -------  --------
Income before income taxes.....   3,495    26,518    71,339    8,320    54,887
                                -------  --------  --------  -------  --------
  Provision for income taxes...   1,126    10,648    26,893    3,136    20,901
                                -------  --------  --------  -------  --------
Net income..................... $ 2,369  $ 15,870  $ 44,446  $ 5,184  $ 33,986
                                =======  ========  ========  =======  ========
Net income per share........... $  0.03  $   0.18  $   0.46  $  0.05  $   0.34
                                =======  ========  ========  =======  ========
Weighted average number of
 share and share equivalents
 outstanding...................  93,167    89,655    97,321   96,240   100,087
                                =======  ========  ========  =======  ========


  The accompanying notes are an integral part of these consolidated financial statements.

                  EXCEL COMMUNICATIONS, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                ADDITIONAL                       RETAINED
                         COMMON  PAID-IN     UNEARNED   TREASURY EARNINGS   TOTAL
                         STOCK   CAPITAL   COMPENSATION  STOCK   (DEFICIT) EQUITY
Balance, December 31,
 1992...................  $100    $  173     $   --      $ (23)   $  (586) $  (336)
  Net income............   --        --          --        --       2,369    2,369
  Purchase of treasury
   stock................   --        --          --       (100)       --      (100)
  Issuance of treasury
   stock................   --         51         --         11        --        62
                          ----    ------     -------     -----    -------  -------
Balance, December 31,
 1993...................   100       224         --       (112)     1,783    1,995
  Net income............   --        --          --        --      15,870   15,870
  Dividends declared
   ($.046 per share)....   --        --          --        --      (4,450)  (4,450)
  Purchase of treasury
   stock................   --        --          --        (30)       --       (30)
  Issuance of treasury
   stock................   --        121         --        129        --       250
                          ----    ------     -------     -----    -------  -------
Balance, December 31,
 1994...................   100       345         --        (13)    13,203   13,635
  Net income............   --        --          --        --      44,446   44,446
  Dividends declared
   ($.202 per share)....   --        --          --        --     (19,784) (19,784)
  Advances to employee
   stock ownership plan.   --        --       (6,000)      --         --    (6,000)
  Allocation of common
   stock to employees...   --      1,569       3,842       --         --     5,411
  Cancellation of
   treasury stock.......    (1)      (12)        --         13        --       --
                          ----    ------     -------     -----    -------  -------
Balance, December 31,
 1995...................    99     1,902      (2,158)      --      37,865   37,708
  Net income
   (unaudited)..........   --        --          --        --      33,986   33,986
  Allocation of common
   stock to employees
   (unaudited)..........   --        894         540       --         --     1,434
                          ----    ------     -------     -----    -------  -------
Balance, March 31, 1996
 (unaudited)............  $ 99    $2,796     $(1,618)    $ --     $71,851  $73,128
                          ====    ======     =======     =====    =======  =======


  The accompanying notes are an integral part of these consolidated financial statements.

                  EXCEL COMMUNICATIONS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                THREE MONTHS
                                  YEARS ENDED DECEMBER 31,     ENDED MARCH 31,
                                  ---------------------------  ----------------
                                   1993      1994      1995     1995     1996
                                                                 (UNAUDITED)
Operating activities:
  Net income....................  $ 2,369  $ 15,870  $ 44,446  $ 5,184  $33,986
  Adjustments to reconcile net
   income to net cash provided
   by operating activities
    Depreciation and
     amortization...............      190       346     1,239      178      607
    ESOP compensation...........      --        --      5,627    1,353    1,434
    (Income) losses from joint
     venture....................      --        --      6,248      345     (520)
    Deferred income taxes.......    1,009     3,055    12,759     (422)  14,209
    Changes in assets and
     liabilities:
      Accounts receivable, net..   (1,187)  (25,992)  (61,836) (11,465) (60,209)
      Deferred subscriber
       acquisition costs........   (3,594)  (13,068)  (51,413)  (2,411) (27,576)
      Accounts payable..........    1,585    13,660    48,813    3,050   21,148
      Commissions payable.......      772     3,417    16,169    2,946   11,569
      Deferred management
       services fees............      637     4,608    15,802      714    8,290
      Accrued liabilities.......      (45)    4,397     8,932     (646)   6,271
      Income taxes payable......      --      3,061     2,171    1,350    1,479
      Inventories and other.....   (1,081)     (413)   (1,996)     352   (1,737)
                                  -------  --------  --------  -------  -------
    Net cash provided by
     operating activities.......      655     8,941    46,961      528    8,951
                                  -------  --------  --------  -------  -------
Investing activities:
  Purchase of property and
   equipment....................     (255)     (811)   (7,323)    (616) (10,226)
  Investment in joint venture...      --       (245)   (6,003)    (735)     --
                                  -------  --------  --------  -------  -------
    Net cash used in investing
     activities.................     (255)   (1,056)  (13,326)  (1,351) (10,226)
                                  -------  --------  --------  -------  -------
Financing activities:
  (Payments of) advances on debt
   and capital lease
   obligations..................       (1)    2,010    (3,069)      14     (108)
  Issuance of treasury stock....       62       --        --       --       --
  Purchase of treasury stock....     (100)      (30)      --       --       --
  Payments of dividends.........      --     (1,450)   (3,000)  (3,000)     --
  Advances to employee stock
   ownership plan...............      --        --     (6,000)     --       --
                                  -------  --------  --------  -------  -------
    Net cash (used in) provided
     by financing activities....      (39)      530   (12,069)  (2,986)    (108)
                                  -------  --------  --------  -------  -------
Net increase (decrease) in cash.      361     8,415    21,566   (3,809)  (1,383)
  Cash, beginning of period.....       45       406     8,821    8,821   30,387
                                  -------  --------  --------  -------  -------
  Cash, end of period...........  $   406  $  8,821  $ 30,387   $5,012  $29,004
                                  =======  ========  ========  =======  =======
Supplemental disclosure:
  Interest paid during the
   period.......................  $    75  $    295  $    593  $   188  $    52
  Income taxes paid during the
   period.......................      375     4,469    13,046    2,401    5,928
  Noncash financing activities:
    Capital lease of property
     and equipment..............      --      1,349       --       --       --

  The accompanying notes are an integral part of these consolidated financial statements.

                  EXCEL COMMUNICATIONS, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

1. ORGANIZATION AND PRESENTATION

 DESCRIPTION OF BUSINESS AND OPERATIONS

  EXCEL Communications, Inc. was incorporated in the State of Delaware in December 1995. The Company's predecessor, EXCEL Telecommunications, Inc., was incorporated in the state of Texas in December 1988. All references to the "Company" or "EXCEL" refer to EXCEL Communications, Inc. and include its subsidiaries and predecessors. EXCEL is a provider of long distance telephone service. The Company primarily utilizes independent representatives to market its long distance service to residential and small business subscribers throughout the United States. The Company completes subscriber calls to all directly dialable locations worldwide. Since its formation, the Company has utilized network switching and transmission facilities provided by other companies.

  Substantially all of the Company's switching and transmission facilities have been provided by one supplier in 1995 and prior periods. Under the current agreement with the supplier, the Company purchases long distance service at certain per-minute rates, which vary depending on the time, distance, and type of call. The Company is required to utilize the facilities of the supplier to carry 100 million minutes of long distance traffic per month. The Company's obligation to utilize the facilities of the supplier is subject to reductions under certain conditions. The supplier agreement expires on April 30, 1998. The Company expects to meet all of its obligations under the agreement.

 MARKETING ACTIVITIES

  EXCEL's long distance service is sold primarily by independent representatives located throughout the United States. Except in certain states, independent representatives are required to make an initial refundable application deposit with EXCEL as an expression of commitment. There is no additional cost to participate. Independent representatives have an option to purchase a start-up package, which includes a training class and training materials, a starter kit of forms, promotional and presentation materials, on-going technical and administrative support services, and monthly reports. If the start-up package is purchased, the deposit requirement is waived. In addition, EXCEL offers training positions whereby trainers, certified by the Company, may provide training to new representatives and training coordinators.

  Marketing services revenues are comprised of receipts from independent representatives and training coordinators for training, business forms, promotional and presentation materials, ongoing technical and administrative support services, and monthly reports. The portions of the marketing services revenues that relate to on-going technical and administrative support services are deferred and reflected as deferred management services fees in the accompanying consolidated balance sheets. The Company has adopted an accounting convention of amortizing deferred management services fees over a period of 12 months in order to match those revenues with the costs of providing the related support services. Marketing services revenues include the effect of the deferral of a portion of the cash received for management services during a period, as well as the effect of the current period amortization of amounts deferred in the current and prior periods. The net effect of deferring and amortizing a portion of management services fees was a reduction in revenues reflected in the Company's consolidated financial statements by $637, $4,608, and $15,802 for the years ended December 31, 1993, 1994, and 1995, respectively.

  Marketing services costs are directly related to the Company's marketing activities. Marketing services costs include commissions and the costs of providing training, business forms, promotional and presentation materials, technical and administrative support services, and monthly reports. Commissions are paid to independent representatives for the acquisition of new long distance subscribers and for long distance telephone usage by

                  EXCEL COMMUNICATIONS, INC. AND SUBSIDIARIES

                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

subscribers. The Company also pays commissions for the training of independent representatives and certain training coordinators. The portions of commissions paid that directly relate to the acquisition of long distance subscribers are capitalized. The Company has adopted an accounting convention of amortizing capitalized subscriber acquisition costs to expense over a period of 12 months in order to better match those costs with the revenues from subscribers' long distance usage during the first 12 months of service to such subscribers. Marketing services costs, as reflected in the Company's consolidated financial statements, include the effect of the capitalization of the portion of commissions paid for the acquisition of new subscribers during a period, as well as the effect of the current period amortization of amounts capitalized in the current and prior periods. The net effect of capitalizing and amortizing a portion of commissions expense was a reduction in marketing services costs reflected in the Company's consolidated financial statements by $3,594, $13,068, and $51,413 for the years ended December 31, 1993, 1994, and
1995, respectively. These deferred costs solely comprise deferred subscriber acquisition costs included in the accompanying consolidated balance sheets. When the Company's marketing services costs are offset by its marketing services revenue, the net expense represents the Company's net cost of marketing its communications products. This net cost was $4.1 million in 1995, $3.4 million in 1994 and $1.1 million in 1993.

 INTERIM INFORMATION

  The financial data for the three months ended March 31, 1995 and 1996 were derived from unaudited financial statements of the Company, which in the opinion of management of the Company contain all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation thereof. The results of operations for the three months ended March 31, 1996, are not necessarily indicative of the results to be expected for the full year. Certain information and footnote disclosures related to the interim information normally included in the consolidated financial statements prepared in accordance with generally accepted accounting principles have been omitted for the interim periods.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 CASH AND CASH EQUIVALENTS

  For purposes of the statement of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

 ACCOUNTS RECEIVABLE

  Accounts receivable are net of allowance for doubtful accounts and anticipated revenue adjustments of approximately $1,700 and $5,881 as of December 31, 1994 and 1995, respectively. The Company establishes an allowance for doubtful accounts and anticipated revenue adjustments based upon factors surrounding the credit risk of specific subscribers, historical trends, and other information. During 1995, the Company recorded bad debt reserves of approximately 4.0% of long distance revenues based on current trends and information.

 LONG DISTANCE REVENUE RECOGNITION

  Long distance revenues are recognized as service is provided to subscribers.

 CONCENTRATIONS OF CREDIT RISK

  The Company's subscribers are primarily residential subscribers and are not concentrated in any specific geographic region of the United States. The Company has agreements with LECs, which provide billing and collection services to the majority of the Company's subscribers. As of December 31, 1994 and 1995, approximately 79%, and 92% of the Company's accounts receivable were due from LECs, respectively.

                  EXCEL COMMUNICATIONS, INC. AND SUBSIDIARIES

                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

 INVENTORIES

  Inventory consists primarily of sales aids, which include marketing materials and promotional items and is valued at the lower of cost (determined on a first-in, first-out basis) or market.

 PROPERTY AND EQUIPMENT

  Property and equipment, including items financed through capital leases, are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

                                                                     ESTIMATED
                          ASSET CLASSIFICATION                      USEFUL LIFE
      Furniture and equipment.....................................    5 years
      Leasehold improvements...................................... Life of lease

 INVESTMENTS

  During 1994, the Company made an initial capital contribution of $245 to obtain a 49% interest in a joint venture. During 1995, the Company made additional capital contributions of $6,003. The joint venture was formed for the purpose of obtaining and operating switches to provide telecommunications services to the Company and other long distance providers. During 1995, the venture's net losses exceeded total capital contributions to the venture. The Company recorded equity in net losses of $6,248 for the year ended December 31, 1995, to reduce the carrying value of the investment in the joint venture to zero. The venture's operations for 1994 were insignificant.

  Subsequent to December 31, 1995, the Company sold its entire 49% interest in its joint venture (SSC) for a sales price of $6,248, which will be paid to the Company during 1996 and be recorded as income when received. Contemporaneously with such sale, the Company agreed to purchase a minimum of 70 million minutes of long distance usage per month from SSC. This minimum commitment must be met beginning no later than October 1996 and continues through the earlier of (a) the date on which the Company has routed 4.2 billion minutes over the SSC network, (b) five years from the beginning of the month during which the Company first routes 70 million minutes over the SSC network, or (c) the date on which certain other conditions are met. The Company has guaranteed certain of the joint venture's obligations under capitalized leases. These guarantees totaled approximately $4,412 at December 31, 1995.

 INCOME TAXES

  The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes" which requires that deferred income tax expenses be provided based upon estimated future tax effects of differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes calculated based upon provisions of enacted tax laws.

 USE OF ESTIMATES

  The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NET INCOME PER SHARE

  Net income per share is based on the weighted average number of shares of common stock outstanding excluding employee stock ownership plan shares that have not been committed to be released. Common share

                  EXCEL COMMUNICATIONS, INC. AND SUBSIDIARIES

                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

equivalents represent the effect, using the treasury stock method, of the assumed purchase of common shares under the Company's stock option plan.

 RESTATEMENTS

  The accompanying consolidated financial statements have been restated to reflect changes in accounting for management services fees and subscriber acquisition costs. These changes were made to appropriately match revenues and expenses. These restatements resulted in a net change in net income of $1,945, $5,082, and $22,720 for the years ended December 31, 1993, 1994, and 1995, respectively.

  Certain reclassifications to the prior year financial statements have been made to conform to the current year presentation.

3. LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS

  Long-term debt and capital lease obligations consisted of the following at December 31, 1994 and 1995:

                                                                  DECEMBER 31,
                                                                  -------------
                                                                   1994   1995
   Revolving credit line......................................... $ 2,500 $ --
   Capital lease obligations (see Note 7)........................   1,387   818
                                                                  ------- -----
                                                                    3,887   818
   Less current maturities.......................................     518   473
                                                                  ------- -----
                                                                  $ 3,369 $ 345
                                                                  ======= =====

  As of December 31, 1994 and 1995, the Company had a revolving credit line agreement with a bank. The amount available under the agreement is limited to the lesser of $10,000 or the borrowing base minus any letters of credit outstanding. The Company had available borrowing capacity of $10,000 at December 31, 1995.

  Interest is payable monthly at an annual rate of prime plus one-half percent (9.0% at December 31, 1995). The facility will mature on May 26, 1997, with a one-year renewal option, and is secured by accounts receivable, inventories, and property and equipment. The agreement contains limitations on incurring additional indebtedness and payment of dividends and requires the maintenance of certain financial ratios and covenants.

                  EXCEL COMMUNICATIONS, INC. AND SUBSIDIARIES

                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

4. PROPERTY AND EQUIPMENT

  Property and equipment consisted of the following at December 31, 1994 and 1995:

                                                                 DECEMBER 31,
                                                                ---------------
                                                                 1994    1995
   Furniture and equipment..................................... $2,610  $ 9,933
   Leasehold improvements......................................    611      611
                                                                ------  -------
     Total.....................................................  3,221   10,544
   Less--Accumulated depreciation and amortization.............   (745)  (1,984)
                                                                ------  -------
   Net property and equipment.................................. $2,476  $ 8,560
                                                                ======  =======

  Depreciation and amortization expense was $190, $346, and $1,239 for the years ended December 31, 1993, 1994, and 1995, respectively.

5. INCOME TAXES

  The components of the provision for income taxes are as follows for the years ended December 31, 1993, 1994 and 1995:

                                                      YEARS ENDED DECEMBER 31,
                                                      -------------------------
                                                       1993     1994     1995
   Current........................................... $   117 $  7,593 $ 14,134
   Deferred..........................................   1,009    3,055   12,759
                                                      ------- -------- --------
     Provision for income taxes...................... $ 1,126 $ 10,648 $ 26,893
                                                      ======= ======== ========

  Temporary differences which give rise to the net deferred income tax liability at December 31, 1994 and 1995 are as follows:

                                                               DECEMBER 31,
                                                             -----------------
                                                              1994      1995
   Deferred income tax asset:
     Allowance for doubtful accounts........................ $   581  $  2,100
     Deferred management services fees......................   2,196     7,729
   Deferred income tax liability:
     Depreciation...........................................    (140)     (358)
     Deferred subscriber acquisition costs..................  (6,498)  (24,817)
     Other..................................................    (246)   (1,520)
                                                             -------  --------
   Net deferred tax liability...............................  (4,107)  (16,866)
   Less--current deferred income tax asset..................    (581)   (2,100)
                                                             -------  --------
   Long-term deferred income taxes payable.................. $(4,688) $(18,966)
                                                             =======  ========

                  EXCEL COMMUNICATIONS, INC. AND SUBSIDIARIES

                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

The provision for income taxes was different than the amount computed using the statutory income tax rate for the reasons set forth in the following table (in thousands):

                                                     YEARS ENDED DECEMBER 31,
                                                     --------------------------
                                                      1993      1994     1995
   Tax computed at statutory rate................... $ 1,223  $  9,281 $ 24,969
   State income taxes and other.....................     (97)    1,367    1,924
                                                     -------  -------- --------
     Provision for income taxes..................... $ 1,126  $ 10,648 $ 26,893
                                                     =======  ======== ========

6. STOCKHOLDERS' EQUITY

  Effective January 1, 1996, the Company issued 99,000,000 shares of its common stock to stockholders at a conversion rate of 1,000 shares of newly issued common stock for each share of common stock previously held. These new shares were issued pursuant to a reorganization, which included a statutory merger whereby the Company was formed as a holding company. In addition, 500,000,000 shares were authorized. All common stock and per share amounts in the accompanying consolidated financial statements have been adjusted retroactively to give effect to the stock conversion and the change in authorized shares.

  Subsequent to the reorganization completed in January 1996, the Company has 10,000,000 shares of Preferred Stock authorized, which can be issued in one or more series with fixed designations, relative powers, preferences, rights, qualifications, limitations, and restrictions of all shares of each series, including without limitation dividend rates, preemptive rights, conversion rights, voting rights, redemption and sinking fund provisions, liquidation preferences, and the number of shares constituting each such series, without any further vote or action by the stockholders.

  During December 1995, the Company declared a dividend of $20,000. The portion of the dividend related to unallocated employee stock ownership plan ("ESOP") shares totaled $216 and was charged to general and administrative expense. The portion of the dividend related to allocated ESOP shares was charged to retained earnings.

7. COMMITMENTS AND CONTINGENCIES

  The Company leases certain office equipment and office space under operating leases. Total rental expense for the years ended December 31, 1993, 1994 and 1995 was approximately $329, $762, and $1,101, respectively.

  Future minimum rents due under operating leases with initial or remaining terms greater than 12 months as of December 31, 1995 are as follows:

   1996................................................................... 1,611
   1997................................................................... 1,350
   1998................................................................... 1,105
   1999...................................................................   165
   2000 and thereafter....................................................     7

                  EXCEL COMMUNICATIONS, INC. AND SUBSIDIARIES

                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

  The Company has also entered into various capital lease agreements for certain equipment. Future minimum payments for these leases at December 31, 1995, are as follows:

   1996................................................................... $600
   1997...................................................................  272
   1998...................................................................   70
   1999...................................................................   34
   2000 and thereafter....................................................  --
                                                                           ----
     Total minimum lease payments.........................................  976
   Less amount representing interest......................................  158
                                                                           ----
     Present value of net minimum lease payments.......................... $818
                                                                           ====

  The Company has entered into various construction contracts which include capital commitments totaling $17.8 million.

  The Company's long distance and marketing activities are subject to certain federal and state regulations. The Company is involved in various regulatory matters as well as lawsuits incidental to its business. In the opinion of management, these regulatory matters and lawsuits in the aggregate will not have a material adverse effect on the Company's financial position or the results of operations of future periods.

8. RELATED PARTY TRANSACTIONS

  The Company had three outstanding notes receivable from stockholders totaling $6,000, all of which were paid in 1995, and accrued interest at 7.25%.

9. EMPLOYEE BENEFIT PLANS

  The Company provides a 401(k) plan to substantially all eligible employees of the Company, as defined. Discretionary profit sharing contributions may be made by the Company to employees in an amount equal to or less than 4% of their respective compensation. Company contributions to the plan for the years ended December 31, 1993, 1994, and 1995 were not significant.

  Effective January 1, 1995, the Company amended the 401(k) plan to incorporate an ESOP for substantially all employees of EXCEL. On November 1, 1995, the ESOP borrowed $6,000 from the Company to purchase 3,000,000 shares of common stock. The shares are held in a trust and are allocated to employees' accounts in the ESOP during the same calendar year in which debt repayments are made. Company contributions will total the amount required by the ESOP to pay the principal and interest due under the ESOP loan agreement. Compensation expense is recognized as employees render service and is based on the fair market value of the shares to be allocated at the date the debt repayment is made or the date the employees render the service, whichever is earlier. During 1995, the Company recognized compensation expense of $5,627 related to the ESOP. During 1995, 1,707,000 shares were released and 1,660,000 shares were allocated to ESOP participants. The remaining 1,340,000 shares will be allocated to ESOP participants in 1996. There were 47,000 shares in suspense as of December 31, 1995.

  Effective October 30, 1995, the Company established a stock option plan which permits the issuance of either incentive stock options or non-statutory options to selected employees of and consultants to the Company and its affiliates. The plan reserves 8,910,000 shares of common stock for grant. As of February 8, 1996, options for 4,853,475 shares have been granted at a price of $4.55 per share, and these options vest over a five-year period beginning in 1997. Options issued expire October 30, 2005.

                  EXCEL COMMUNICATIONS, INC. AND SUBSIDIARIES

                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

10. SUBSEQUENT EVENT (UNAUDITED)

  On May 3, 1996, a group of independent representatives, including one independent representative who has been one of the Company's top ten highest earning representatives for the last six months, sued the Company and others, claiming defamation, unfair competition, and interference with contractual relationships for which such group seeks actual and punitive damages of $405 million. The Company denies the allegations, is vigorously defending the litigation, and believes the ultimate outcome thereof will not have a material adverse effect upon the Company's results of operations or financial position. The Company believes that its actions with respect to the independent representatives, including the plaintiffs, have been reasonable and in compliance with the Company's contractual agreements with the independent representatives. However, an unfavorable outcome in this matter could have a material adverse effect upon the Company's results of operations or financial position. Even if the Company and other defendants ultimately prevail, the defense effort could involve considerable cost and a diversion of management efforts. In the past, the Company has had independent representatives with significant downlines reduce their efforts and in some cases quit the business completely, and such actions have not had a material adverse impact upon the Company's results of operations or financial position. As a result, the Company believes that these issues with the plaintiffs will not have a material adverse effect upon the Company's results of operations or financial position. However, regardless of the outcome of the litigation, the mere existence of this dispute with these plaintiffs could lead to a decline in revenues generated from or through the efforts of the plaintiffs and their respective downlines as well as an adverse impact on the Company's relationship with independent representatives and the Company's ability to attract potential independent representatives generally, all of which could have a material adverse effect on the Company.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

  NO DEALER, SALESPERSON, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE U.S. UNDERWRITERS, OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE COMMON STOCK TO WHICH IT RE-LATES OR AN OFFER OR SOLICITATION IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLI-CATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSE-QUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                                 ------------

                               TABLE OF CONTENTS

                                                                            PAGE
Additional Information....................................................    2
Prospectus Summary........................................................    3
Risk Factors..............................................................    8
Use of Proceeds...........................................................   16
Dividend Policy...........................................................   16
Dilution..................................................................   17
Capitalization............................................................   18
Selected Consolidated Financial Data......................................   19
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   20
Business..................................................................   32
Management................................................................   54
Recent Developments and Certain Transactions..............................   63
Principal and Selling Stockholders........................................   65
Description of Capital Stock..............................................   67
Shares Eligible for Future Sale...........................................   69
Certain United States Federal Tax Considerations for Non-U.S.
 Stockholders.............................................................   70
Underwriting..............................................................   73
Legal Matters.............................................................   75
Experts...................................................................   76
Accountants...............................................................   76
Index to Consolidated Financial Statements................................  F-1

                                 ------------

  UNTIL       , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDI-TION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UN-DERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                               10,000,000 SHARES

                                     LOGO
               [LOGO OF EXCEL COMMUNICATIONS, INC. APPEARS HERE]

                                 COMMON STOCK


                               ----------------

                                  PROSPECTUS

                               ----------------

                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                                    , 1996

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION, OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 SUBJECT TO COMPLETION, DATED MAY 8, 1996

PROSPECTUS
      , 1996

                               10,000,000 SHARES

                                      LOGO
               [LOGO OF EXCEL COMMUNICATIONS, INC. APPEARS HERE]
                                  COMMON STOCK

  Of the 10,000,000 shares of Common Stock offered hereby, 8,300,000 shares are being sold by EXCEL Communications, Inc. ("EXCEL" or the "Company") and 1,700,000 shares are being sold by the Selling Stockholders. Of the 10,000,000 shares being offered hereby, 2,000,000 shares are initially being offered for sale outside of the United States and Canada by the International Managers (the "International Offering") and 8,000,000 shares are initially being offered for sale in the United States and Canada in a concurrent offering by the U.S. Underwriters (the "U.S. Offering" and, together with the International Offering, the "Offering"), subject to transfers between the International Managers and the U.S. Underwriters. The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholders. See "Principal and Selling Stockholders."

  Prior to the Offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $13.00 and $15.00 per share. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. The initial public offering price and the aggregate underwriting discount per share will be identical for the International and U.S. Offerings.

  The Common Stock has been approved for listing on the New York Stock Exchange (the "NYSE") under the symbol "ECI," subject to notice of issuance.

  SEE "RISK FACTORS," BEGINNING ON PAGE 8, FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
 ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------
                                 PRICE   UNDERWRITING   PROCEEDS     PROCEEDS
                                 TO THE DISCOUNTS AND    TO THE   TO THE SELLING
                                 PUBLIC COMMISSIONS(1) COMPANY(2)  STOCKHOLDERS
- --------------------------------------------------------------------------------
Per Share.......................  $          $            $            $
Total(3)........................  $          $            $            $
- --------------------------------------------------------------------------------

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."
(2) Before deducting expenses estimated at $2,400,000, payable by the Company.
(3) The Company has granted the U.S. Underwriters a 30-day option to purchase up to 1,500,000 additional shares of Common Stock on the same terms as set forth above, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to the Public, Underwriting Discounts
    and Commissions, and Proceeds to the Company will be $   , $   , and $   ,
    respectively. See "Underwriting."

  The shares offered hereby are being offered by the several International Managers, subject to prior sale, when, as, and if delivered to and accepted by them and subject to various prior conditions, including their right to reject any order in whole or in part. It is expected that delivery of the shares will
be made in New York, New York, on or about      , 1996.

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

  NO DEALER, SALESPERSON, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE INTERNATIONAL MANAGERS, OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE COMMON STOCK TO WHICH IT RE-LATES OR AN OFFER OR SOLICITATION IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICA-TION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COM-PANY SINCE SUCH DATE.

  THERE ARE RESTRICTIONS ON THE OFFER AND SALE OF THE COMMON STOCK OFFERED HEREBY IN THE UNITED KINGDOM. ALL APPLICABLE PROVISIONS OF THE PUBLIC OFFERS OF SECURITIES REGULATIONS 1995 AND THE FINANCIAL SERVICES ACT 1986 WITH RESPECT TO ANYTHING DONE BY ANY PERSON IN RELATION TO THE COMMON STOCK IN, FROM OR OTHERWISE INVOLVING THE UNITED KINGDOM MUST BE COMPLIED WITH. SEE
"UNDERWRITING."

                                  ------------

                               TABLE OF CONTENTS

                                                                            PAGE
Additional Information....................................................    2
Prospectus Summary........................................................    3
Risk Factors..............................................................    8
Use of Proceeds...........................................................   16
Dividend Policy...........................................................   16
Dilution..................................................................   17
Capitalization............................................................   18
Selected Consolidated Financial Data......................................   19
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   20
Business..................................................................   32
Management................................................................   54
Recent Developments and Certain Transactions..............................   63
Principal and Selling Stockholders........................................   65
Description of Capital Stock..............................................   67
Shares Eligible for Future Sale...........................................   69
Certain United States Federal Tax Considerations for Non-U.S.
 Stockholders.............................................................   70
Underwriting..............................................................   73
Legal Matters.............................................................   75
Experts...................................................................   76
Accountants...............................................................   76
Index to Consolidated Financial Statements................................  F-1

                                  ------------

  UNTIL       , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                               10,000,000 SHARES

                                      LOGO
               [LOGO OF EXCEL COMMUNICATIONS, INC. APPEARS HERE]

                                  COMMON STOCK


                                ----------------

                                   PROSPECTUS

                                ----------------

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                                     , 1996

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following sets forth the estimated expenses and costs (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby:

      Securities and Exchange Commission registration fee........... $   59,483
      NASD filing fee............................................... $   17,250
      NYSE listing fee.............................................. $  439,200
      Printing and engraving expenses............................... $  300,000
      Legal fees and expenses....................................... $  500,000
      Accounting fees and expenses.................................. $  200,000
      Blue Sky fees and expenses.................................... $   40,000
      Directors and officers insurance.............................. $  200,000
      Transfer agent and registrar fees and expenses................ $    2,500
      Miscellaneous................................................. $  648,000
                                                                     ----------
        Total....................................................... $2,406,433
                                                                     ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The Company, a Delaware corporation, is empowered by Section 145 of the Delaware General Corporation Law (the "DGCL"), subject to the procedures and limitations stated therein, to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Company), by reason of the fact that such person is or was a director, officer, employee, or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. Section 145 of the DGCL requires that to the extent a director, officer, employee, or agent of the Company has been successful, on the merits or otherwise, in the defense of any action, suit, or proceeding or in defense of any action, suit, or proceeding described in Section 145, or in defense of any claim, issue, or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith. Section 145 of the DGCL further provides that expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit, or proceeding may be paid by the Company in advance of the final disposition of such action, suit, or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Company as authorized in Section 145. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate. In addition, Section 145 provides that indemnification and advancement of expenses provided by, or granted pursuant to, its provisions shall not be deemed exclusive of any rights to which a person seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders, or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office. Section 145 also allows the Company to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Company would have the power to indemnify him against such liability under Section 145.

  Article TENTH of the Registrant's Certificate of Incorporation provides the following:

  "The Corporation shall indemnify any person who was, is, or is threatened to be made a party to a proceeding (as hereinafter defined) by reason of the fact that he or she (i) is or was a director or officer of the Corporation or (ii) while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan, or other enterprise, to the fullest extent permitted under the Delaware General Corporation Law, as the same exists or may hereafter be amended. Such right shall be a contract right and as such shall run to the benefit of any director or officer who is elected and accepts the position of director or officer of the Corporation or elects to continue to serve as a director or officer of the Corporation while this Article Tenth is in effect. Any repeal or amendment of this Article Tenth shall be prospective only and shall not limit the rights of any such director or officer or the obligations of the Corporation with respect to any claim arising from or related to the services of such director or officer in any of the foregoing capacities prior to any such repeal or amendment to this Article Tenth. Such right shall include the right to be paid by the Corporation expenses incurred in defending any such proceeding in advance of its final disposition to the maximum extent permitted under the Delaware General Corporation Law, as the same exists or may hereafter be amended. If a claim for indemnification or advancement of expenses hereunder is not paid in full by the Corporation within sixty (60) days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim, and if successful in whole or in part, the claimant shall also be entitled to be paid the expenses of prosecuting such claim. It shall be a defense to any such action that such indemnification or advancement of costs of defense are not permitted under the Delaware General Corporation Law, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its board of directors or any committee thereof, independent legal counsel, or stockholders) to have made its determination prior to the commencement of such action that indemnification of, or advancement of costs of defense to, the claimant is permissible in the circumstances nor an actual determination by the Corporation (including its board of directors or any committee thereof, independent legal counsel, or stockholders) that such indemnification or advancement is not permissible shall be a defense to the action or create a presumption that such indemnification or advancement is not permissible. In the event of the death of any person having a right of indemnification under the foregoing provisions, such right shall inure to the benefit of his or her heirs, executors, administrators, and personal representatives. The rights conferred above shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, by-law, resolution of stockholders or directors, agreement, or otherwise.

  The Corporation may additionally indemnify any employee or agent of the Corporation to the fullest extent permitted by law.

  As used herein, the term "proceeding" means any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, arbitrative, or investigative, any appeal in such an action, suit, or proceeding, and any inquiry or investigation that could lead to such an action, suit, or proceeding."

  Article ELEVENTH of the Registrant's Certificate of Incorporation provides the following:

  "A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (iii) under Section 174 of the

  Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. Any repeal or amendment of this Article Eleventh by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the Corporation arising from an act or omission occurring prior to the time of such repeal or amendment. In addition to the circumstances in which a director of the Corporation is not personally liable as set forth in the foregoing provisions of this Article Eleventh, a director shall not be liable to the Corporation or its stockholders to such further extent as permitted by any law hereafter enacted, including without limitation any subsequent amendment to the Delaware General Corporation Law."

  The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the Underwriters of the Company and its officers and directors and the Selling Stockholders. Such agreement also provides for indemnification by the Company and the Selling Stockholders of the Underwriters for certain liabilities arising under the Securities Act or otherwise.

  The Company currently has in effect a directors and officers liability insurance policy.

  As a result of these provisions, the Company and its stockholders may be unable to obtain monetary damages from a director for breach of the duty of care. Although stockholders may continue to seek injunctive or other equitable relief for an alleged breach of fiduciary duty by a director, stockholders may not have any effective remedy against the challenged conduct if equitable remedies are unavailable.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  The following sets forth information regarding all sales of unregistered securities of the Registrant and EXCEL Telecommunications, Inc., its predecessor, during the past three years. All such shares were issued in reliance upon an exemption from registration under the Securities Act by reason of Section 4(2) or 3(b) of the Securities Act and/or the rules and regulations promulgated thereunder. In connection with each of these transactions, the shares were sold to a very limited number of persons and such persons were provided access either through employment or other relationships to all relevant information regarding the Registrant or EXCEL Telecommunications, Inc., as the case may be, and/or represented to the Registrant or EXCEL Telecommunications, Inc., as the case may be, that they were "sophisticated" investors. Appropriate legends are affixed to the certificates evidencing such shares and such persons represented to the Registrant or EXCEL Telecommunications, Inc., as the case may be, that the shares were purchased for investment purposes only and with no view toward distribution.

  In consideration of an aggregate purchase price of $100 and the delivery by Kenny A. Troutt, the Chief Executive Officer, President, Chairman of the Board, and a director of the Registrant, of his limited personal guaranty of the greater of $250,000 or 10% of the payment obligations of EXCEL Telecommunications, Inc. with respect to indebtedness to be incurred by it under a loan agreement that it entered into on or about May 26, 1994, which then provided for a total loan commitment of $6,000,000, 10,000 shares of the no par value common stock of EXCEL Telecommunications, Inc., which were then held as treasury shares, were issued to Mr. Troutt in 1994, with the certificate evidencing such shares being delivered to Mr. Troutt on or about December 30, 1994.

  Effective January 1, 1996, the Registrant issued 99,000,000 shares of its Common Stock to nine stockholders at a conversion rate of 1,000 shares of Common Stock for each share of Common Stock of the Registrant's parent held pursuant to a reorganization, which included a statutory merger whereby the Registrant was formed as a holding company. In the merger, the Registrant's shares of Common Stock were issued upon the conversion of all the outstanding shares of common stock of the former parent corporation of the Registrant to the seven former shareholders thereof, resulting in such shareholders owning all of the stock of the Registrant and the former parent of the Registrant becoming a subsidiary thereof.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (A) EXHIBITS

The following exhibits are filed herewith:

  1.1  Form of Underwriting Agreement.+
  1.2  Form of Agreement Between U.S. Underwriters and International Managers.+
  2.1  Agreement and Plan of Merger by and among the Registrant, EXCEL
       Telecommunications, Inc., and EXCEL Merger Subsidiary.+
  3.1  Certificate of Incorporation of the Registrant, as amended.+
  3.2  Bylaws of the Registrant.+
  4.1  Specimen Certificate for Common Stock of Registrant.+
  5.1 Opinion of Munsch Hardt Kopf Harr & Dinan, P.C. as to the validity of the Common Stock being registered.+
 10.1  EXCEL Telecommunications, Inc. 1995 Stock Option Plan.+
 10.2  Incentive Plan of EXCEL Telecommunications, Inc. for 1995.+
 10.3 EXCEL Telecommunications, Inc. Employee Ownership Plan Trust Agreement dated October 1, 1995 (the "Trust Agreement") between EXCEL
       Telecommunications, Inc. and Bank One Texas, N.A. ("Bank One") as
       Trustee of the EXCEL Telecommunications, Inc. Employee Ownership Plan.+
 10.4  Amendment to the Trust Agreement dated December 29, 1995 among the
       Registrant, EXCEL Telecommunications, Inc., and Bank One.+
 10.5  ESOP Loan Agreement dated as of October 1, 1995 by and between EXCEL
       Telecommunications, Inc. and Bank One.+
 10.6  Non-Recourse Promissory Note dated October 1, 1995 payable to EXCEL
       Telecommunications, Inc. by Bank One in the original principal amount of $6,000,000.+
 10.7  ESOP Pledge Agreement dated October 1, 1995 by and between EXCEL
       Telecommunications, Inc. and Bank One.+
 10.8  Stock Purchase Agreement dated as of October 1, 1995 among EXCEL
       Telecommunications, Inc., Bank One, Kenny A. Troutt, and Thomas P.
       Wittmann.+
 10.9  Second Amended and Restated Service Agreement dated as of January 1,
       1996 by and between Switched Services Communications, L.L.C. ("SSC") and
       EXCEL Telecommunications, Inc.#+
 10.10 Purchase and Sale Agreement dated as of January 1, 1996 by and among EXCEL Telecommunications, Inc., the Registrant, IXC Long Distance, Inc.,
       SSC, and IXC Carrier, Inc.+
 10.11 Pledge Agreement dated January 1, 1996 between IXC Long Distance, Inc.
       and the Registrant.+
 10.12 Promissory Note dated January 1, 1996 payable to the Registrant by IXC
       Long Distance, Inc. in the original principal amount of $6,247,500.+
 10.13 EXCEL Reseller Services Agreement dated February 20, 1995 between Allnet
       Communication Services, Inc. ("Allnet") and EXCEL Telecommunications,
       Inc.#+
 10.14 Amendment No. 1 to EXCEL Reseller Services Agreement dated October 31,
       1995 between Allnet and EXCEL Telecommunications, Inc.#+
 10.15 Addendum for Dedicated Services to the EXCEL Reseller Services Agreement between Allnet and EXCEL Telecommunications, Inc.#+
 10.16 Agreement dated May 1, 1989 between EXCEL Telecommunications, Inc. and
       Stephen R. Smith.+
 10.17 First Amendment of Agreement dated January 8, 1996 between EXCEL
       Telecommunications, Inc. and Stephen R. Smith.+

 10.18 Commercial Property Contract of Sale dated August 8, 1995 between FM
       Properties Operating Co. and EXCEL Telecommunications, Inc., as amended.+
 10.19 Standard Form of Agreement between Owner and Contractor/Developer dated
       November 17, 1995, between EXCEL Telecommunications, Inc. and Wilcox/CMC
       Addison, Inc.+
 10.20 Assignment and Assumption of Construction Contract dated December 28,
       1995 between EXCEL Telecommunications, Inc. and Registrant.+
 10.21 Office Lease dated October 3, 1991 between State of California Public
       Employees' Retirement System and EXCEL Telecommunications, Inc.+
 10.22 Lease Amendment dated May 17, 1994 between Stewart Interchange I, Inc., as successor in interest to State of California Public Employees'
       Retirement System and EXCEL Telecommunications, Inc.+
 10.23 Loan and Security Agreement dated May 26, 1994 between EXCEL
       Telecommunications, Inc. and Marine Midland Business Loans, Inc.
       ("Marine Midland").+
 10.24 First Amendment to Loan and Security Agreement entered into and effective as of September 30, 1994 between EXCEL Telecommunications,
       Inc. and Marine Midland.+
 10.25 Second Amendment to Loan and Security Agreement entered into and effective as of December 30, 1994 between EXCEL Telecommunications, Inc.
       and Marine Midland.+
 10.26 Third Amendment to Loan and Security Agreement entered into and effective as of July 1, 1995 between EXCEL Telecommunications, Inc. and
       Marine Midland.+
 10.27 Promissory Note dated April 20, 1995 payable to EXCEL
       Telecommunications, Inc. by Kenny A. Troutt in the original principal amount of $4,920,000.+
 10.28 Promissory Note dated April 21, 1995 payable to EXCEL
       Telecommunications, Inc. by Thomas P. Wittmann in the original principal amount of $360,000.+
 10.29 Promissory Note dated September 29, 1995 payable to EXCEL
       Telecommunications, Inc. by Kenny A. Troutt in the original principal amount of $720,000.+
 10.30 EXCEL Communications, Inc. Employee Ownership Plan, as amended and restated effective October 1, 1995.+
 10.31 Employment Agreement, dated as of January 1, 1996, between the
       Registrant and Kenny A. Troutt.+
 10.32 EXCEL Telecommunications, Inc. 1996 Management Incentive Plan.+
 10.33 Form of agreement with independent representatives.+
 10.34 Form of agreement with area coordinators.+
 10.35 Fourth Amendment to Loan and Security Agreement entered into effective as of December 29, 1995 between EXCEL Communications, Inc. and its consolidated subsidiaries, on the one hand, and Marine Midland, on the other hand.+
 10.36 Reseller Agreement, dated as of March 8, 1996, between EXCEL
       Telecommunications, Inc. and PageMart, Inc.#+
 10.37 Preferred Vendor Status Agreement dated as of January 1, 1996 by and among EXCEL Telecommunications, Inc., IXC Long Distance, Inc., Switched
       Services Communications, L.L.C., and IXC Carrier, Inc.+
 10.38 Office Lease Agreement dated February 1, 1996 between Connecticut
       General Life Insurance Company and EXCEL Telecommunications, Inc.+
 10.39 Amendment No. 2 to EXCEL Reseller Services Agreement dated April 27,
       1996 between Allnet and EXCEL Telecommunications, Inc.+
 11.1  Computation of Earnings Per Share.+
 16.1  Letter from Keith A. Barfield P.C.+
 22.1  List of Subsidiaries.+
 23.1  Consent of Arthur Andersen LLP.
 23.2  Consent of Munsch Hardt Kopf Harr & Dinan, P.C. (included in Exhibit
       5.1).+
 24.1  Power of Attorney.+
 27.1  Financial Data Schedule.+

- --------

# Confidential Treatment has been requested.
+ Previously filed.

  (B) FINANCIAL STATEMENT SCHEDULES

  The following Financial Statement Schedules are filed herewith:

Schedule II--Valuation and Qualifying Accounts.

ITEM 17. UNDERTAKINGS

  (a) The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  (c) The Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 6 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on the 7th day of May, 1996.

                                          EXCEL COMMUNICATIONS, INC.

                                          By: /s/    KENNY A. TROUTT
                                             ----------------------------------
                                                     Kenny A. Troutt
                                              President and Chief Executive
                                                         Officer

  Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 6 to this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

        SIGNATURES                   TITLE                     DATE

 /s/  KENNY A. TROUTT        President, Chief
- ---------------------------  Executive                    May 7, 1996
      Kenny A. Troutt        Officer, Chairman of the
                             Board, and Director
                             (Principal
                             Executive Officer)

 /s/  JOHN J. McLAINE        Executive Vice
- ---------------------------  President, Chief             May 7, 1996
      John J. McLaine        Financial Officer,
                             Secretary,
                             and Director (Principal
                             Financial Officer)

 /s/  CRAIG E. HOLMES        Vice President and Chief
- ---------------------------  Accounting Officer           May 7, 1996
      Craig E. Holmes        (Principal
                             Accounting Officer)

             *               Executive Vice President
- ---------------------------  of Marketing and             May 7, 1996
     Stephen R. Smith        Director

*By /s/  JOHN J. McLAINE
  ---------------------------
   John J. McLaine Attorney-
            In-Fact

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To EXCEL Communications, Inc.:

  We have audited, in accordance with generally accepted auditing standards, the consolidated financial statements of EXCEL Communications, Inc. (a Delaware corporation) and subsidiaries (the "Company") included in this Form S-1 Registration Statement and have issued our report thereon dated February 8, 1996. Our audit was made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. Schedule II, which is the responsibility of the Company's management, is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

                                          Arthur Andersen LLP

Dallas, Texas
February 8, 1996

                  EXCEL COMMUNICATIONS, INC. AND SUBSIDIARIES

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                      BALANCE AT CHARGED TO            BALANCE
                                      BEGINNING  COSTS AND             END OF
             DESCRIPTION              OF PERIOD   EXPENSES  DEDUCTIONS PERIOD
                                                               (A)
Allowance for doubtful accounts and
 revenue adjustments:
  December 31, 1993..................   $   29    $   969     $  525   $  473
  December 31, 1994..................      473      3,261      2,034    1,700
  December 31, 1995..................    1,700     13,871      9,690    5,881

- --------
(a) Represents amount written off as uncollectible and recoveries of previously reserved amounts.

                               INDEX TO EXHIBITS

                                                                   SEQUENTIALLY
 EXHIBIT                                                             NUMBERED
   NO.                         DESCRIPTION                             PAGE
 -------                       -----------                         ------------
  1.1    Form of Underwriting Agreement.+
  1.2    Form of Agreement Between U.S. Underwriters and
         International Managers.+
  2.1    Agreement and Plan of Merger by and among the
         Registrant, EXCEL Telecommunications, Inc., and EXCEL
         Merger Subsidiary.+
  3.1    Certificate of Incorporation of the Registrant, as
         amended.+
  3.2    Bylaws of the Registrant.+
  4.1    Specimen Certificate for Common Stock of Registrant.+
  5.1    Opinion of Munsch Hardt Kopf Harr & Dinan, P.C. as to
         the validity of the Common Stock being registered.+
 10.1    EXCEL Telecommunications, Inc. 1995 Stock Option Plan.+
 10.2    Incentive Plan of EXCEL Telecommunications, Inc. for
         1995.+
 10.3    EXCEL Telecommunications, Inc. Employee Ownership Plan
         Trust Agreement dated October 1, 1995 (the "Trust
         Agreement") between EXCEL Telecommunications, Inc. and
         Bank One Texas, N.A. ("Bank One") as Trustee of the
         EXCEL Telecommunications, Inc. Employee Ownership
         Plan.+
 10.4    Amendment to the Trust Agreement dated December 29,
         1995 among the Registrant, EXCEL Telecommunications,
         Inc., and Bank One.+
 10.5    ESOP Loan Agreement dated as of October 1, 1995 by and
         between EXCEL Telecommunications, Inc. and Bank One.+
 10.6    Non-Recourse Promissory Note dated October 1, 1995
         payable to EXCEL Telecommunications, Inc. by Bank One
         in the original principal amount of $6,000,000.+
 10.7    ESOP Pledge Agreement dated October 1, 1995 by and
         between EXCEL Telecommunications, Inc. and Bank One.+
 10.8    Stock Purchase Agreement dated as of October 1, 1995
         among EXCEL Telecommunications, Inc., Bank One, Kenny
         A. Troutt, and Thomas P. Wittmann.+
 10.9    Second Amended and Restated Service Agreement dated as
         of January 1, 1996 by and between Switched Services
         Communications, L.L.C. ("SSC") and EXCEL
         Telecommunications, Inc.#+
 10.10   Purchase and Sale Agreement dated as of January 1, 1996
         by and among EXCEL Telecommunications, Inc., the
         Registrant, IXC Long Distance, Inc., SSC, and IXC
         Carrier, Inc.+
 10.11   Pledge Agreement dated January 1, 1996 between IXC Long
         Distance, Inc. and the Registrant.+
 10.12   Promissory Note dated January 1, 1996 payable to the
         Registrant by IXC Long Distance, Inc. in the original
         principal amount of $6,247,500.+
 10.13   EXCEL Reseller Services Agreement dated February 20,
         1995 between Allnet Communication Services, Inc.
         ("Allnet") and EXCEL Telecommunications, Inc.#+
 10.14   Amendment No. 1 to EXCEL Reseller Services Agreement
         dated October 31, 1995 between Allnet and EXCEL
         Telecommunications, Inc.#+

                                                                   SEQUENTIALLY
 EXHIBIT                                                             NUMBERED
   NO.                         DESCRIPTION                             PAGE
 -------                       -----------                         ------------
 10.15   Addendum for Dedicated Services to the EXCEL Reseller
         Services Agreement between Allnet and EXCEL
         Telecommunications, Inc.#+
 10.16   Agreement dated May 1, 1989 between EXCEL
         Telecommunications, Inc. and Stephen R. Smith.+
 10.17   First Amendment of Agreement dated January 8, 1996
         between EXCEL Telecommunications, Inc. and Stephen R.
         Smith.+
 10.18   Commercial Property Contract of Sale dated August 8,
         1995 between FM Properties Operating Co. and EXCEL
         Telecommunications, Inc., as amended.+
 10.19   Standard Form of Agreement between Owner and
         Contractor/Developer dated November 17, 1995, between
         EXCEL Telecommunications, Inc. and Wilcox/CMC Addison,
         Inc.+
 10.20   Assignment and Assumption of Construction Contract
         dated December 28, 1995 between EXCEL
         Telecommunications, Inc. and Registrant.+
 10.21   Office Lease dated October 3, 1991 between State of
         California Public Employees' Retirement System and
         EXCEL Telecommunications, Inc.+
 10.22   Lease Amendment dated May 17, 1994 between Stewart
         Interchange I, Inc., as successor in interest to State
         of California Public Employees' Retirement System and
         EXCEL Telecommunications, Inc.+
 10.23   Loan and Security Agreement dated May 26, 1994 between
         EXCEL Telecommunications, Inc. and Marine Midland
         Business Loans, Inc. ("Marine Midland").+
 10.24   First Amendment to Loan and Security Agreement entered
         into and effective as of September 30, 1994 between
         EXCEL Telecommunications, Inc. and Marine Midland.+
 10.25   Second Amendment to Loan and Security Agreement entered
         into and effective as of December 30, 1994 between
         EXCEL Telecommunications, Inc. and Marine Midland.+
 10.26   Third Amendment to Loan and Security Agreement entered
         into and effective as of July 1, 1995 between EXCEL
         Telecommunications, Inc. and Marine Midland.+
 10.27   Promissory Note dated April 20, 1995 payable to EXCEL
         Telecommunications, Inc. by Kenny A. Troutt in the
         original principal amount of $4,920,000.+
 10.28   Promissory Note dated April 21, 1995 payable to EXCEL
         Telecommunications, Inc. by Thomas P. Wittmann in the
         original principal amount of $360,000.+
 10.29   Promissory Note dated September 29, 1995 payable to
         EXCEL Telecommunications, Inc. by Kenny A. Troutt in
         the original principal amount of $720,000.+
 10.30   EXCEL Communications, Inc. Employee Ownership Plan, as
         amended and restated effective October 1, 1995.+
 10.31   Employment Agreement, dated January 1, 1996, between
         the Registrant and Kenny A. Troutt.+
 10.32   EXCEL Telecommunications, Inc. 1996 Management
         Incentive Plan.+
 10.33   Form of agreement with independent representatives.+
 10.34   Form of agreement with area coordinators.+
 10.35   Fourth Amendment of Loan and Security Agreement entered
         into effective as of December 29, 1995 between EXCEL
         Communications, Inc. and its consolidated subsidiaries,
         on the one hand, and Marine Midland, on the other
         hand.+
 10.36   Reseller Agreement, dated as of March 8, 1996, between
         EXCEL Telecommunications, Inc. and PageMart, Inc.#+

                                                                 SEQUENTIALLY
 EXHIBIT                                                           NUMBERED
   NO.                        DESCRIPTION                            PAGE
 -------                      -----------                        ------------
 10.37   Preferred Vendor Status Agreement dated as of January
         1, 1996 by and among EXCEL Telecommunications, Inc.,
         IXC Long Distance, Inc., Switched Services
         Communications, L.L.C., and IXC Carrier, Inc.+
 10.38   Office Lease Agreement dated February 1, 1996 between
         Connecticut General Life Insurance Company and EXCEL
         Telecommunications, Inc.+
 10.39   Amendment No. 2 to EXCEL Reseller Services Agreement
         dated April 27, 1996 between Allnet and EXCEL
         Telecommunications, Inc.+
 11.1    Computation of Earnings Per Share.+
 16.1    Letter from Keith A. Barfield P.C.+
 22.1    List of Subsidiaries.+
 23.1    Consent of Arthur Andersen LLP.
 23.2    Consent of Munsch Hardt Kopf Harr & Dinan, P.C.
         (included in Exhibit 5.1).+
 24.1    Power of Attorney.+
 27.1    Financial Data Schedule.+

- --------

# Confidential Treatment has been requested.
+ Previously filed.